

c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

To Our Stockholders:

You are invited to attend the Annual Meeting of Stockholders of Magnachip Semiconductor Corporation to be held on June 23, 2025, at 6:00 p.m. Eastern Daylight Time.

We are pleased to announce that this year's Annual Meeting will again be held completely virtually via live interactive webcast on the Internet. You will be able to attend, vote and submit your questions during the meeting at *www.virtualshareholdermeeting.com/MX2025*. We have enclosed the notice of our Annual Meeting of Stockholders, together with this Proxy Statement, a proxy and an envelope for returning the proxy.

You are asked to act upon proposals to:

(1) elect the five director nominees named in the Proxy Statement to our Board of Directors;

(2) conduct an advisory (non-binding) vote on the compensation of our named executive officers as described in this Proxy Statement; and

(3) ratify the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

Your Board of Directors unanimously recommends that you vote "FOR" each nominee for director that the Board of Directors has selected, "FOR" the approval of the compensation of our named executive officers as described in the Proxy Statement, and "FOR" the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

Please carefully review the Proxy Statement and then complete and sign your proxy and return it promptly. If you attend the virtual meeting and decide to vote during the meeting, you may withdraw your proxy by voting at the meeting.

Your time and attention to this letter and the accompanying Proxy Statement and proxy are appreciated. Your vote is important. Please take the time to read the enclosed Proxy Statement and cast your vote via proxy or at the Annual Meeting of Stockholders.

Sincerely,

/s/ Young-Joon Kim

Young-Joon Kim
Chief Executive Officer

April 29, 2025



Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
June 23, 2025

The Annual Meeting of Stockholders of Magnachip Semiconductor Corporation, a Delaware corporation, will be held on Thursday, June 23, 2025, at 6:00 p.m. Eastern Daylight Time, via live interactive webcast on the Internet, for the following purposes:

(1) to elect the five director nominees named in the Proxy Statement to our Board of Directors;

(2) to conduct an advisory (non-binding) vote on the compensation of our named executive officers as described in the Proxy Statement;

(3) to ratify the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and

(4) to transact such other business as may properly come before the meeting.

Holders of record of our common stock at the close of business on Thursday, April 24, 2025, are entitled to vote at the meeting. A list of stockholders entitled to vote will be available for inspection by stockholders of record for any purpose germane to the Annual Meeting during ordinary business hours at our corporate offices located at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, for a period of ten days immediately prior to the Annual Meeting. If you are a stockholder of record and would like to view this stockholder list, please contact Investor Relations Department at investor.relations@magnachip.com and arrangements will be made to review the records in person during the ten days prior to the Annual Meeting. Additionally, such list of stockholders will be made available for viewing electronically during the Annual Meeting, and instructions to access such list will be available on the date of the Annual Meeting at *www.virtualshareholdermeeting.com/MX2025.*

By Order of the Board of Directors

/s/ Theodore Kim

Theodore Kim
Chief Compliance Officer, Executive Vice President,
General Counsel and Secretary

April 29, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 23, 2025

The 2025 Proxy Statement and 2024 Annual Report are available, free of charge, at *www.proxyvote.com*.

Magnachip Semiconductor Corporation's Annual Report for the year ended December 31, 2024 is being mailed to stockholders concurrently with the 2025 Proxy Statement. The Annual Report contains financial and other information about Magnachip Semiconductor Corporation, but is not incorporated into the Proxy Statement and is not deemed to be a part of the proxy soliciting materials.

Even if you expect to attend the Annual Meeting, please promptly complete, sign, date and mail the enclosed proxy card. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Alternatively, if you are a holder of record of our common stock on the record date, you may vote your shares electronically either over the internet at *www.proxyvote.com* or by touch-tone telephone at 1-800-690-6903. Stockholders who attend the Annual Meeting may revoke their proxies and vote during the meeting at *www.virtualshareholdermeeting.com/MX2025* if they so desire.

TABLE OF CONTENTS



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Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 23, 2025

GENERAL INFORMATION

Why am I receiving these materials?

We sent you these proxy materials because the Board of Directors (the "Board") of Magnachip Semiconductor Corporation (the "Company," "Magnachip," "we," "us" and "our") is soliciting your proxy to vote at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponements or adjournments of the Annual Meeting. The Annual Meeting will be held virtually via live interactive webcast on the Internet on June 23, 2025, at 6:00 p.m. Eastern Daylight Time. If you held shares of our common stock, par value of $0.01 per share (the "Common Stock"), on April 24, 2025 (the "Record Date"), you are invited to attend the Annual Meeting at *www.virtualshareholdermeeting.com/MX2025* and vote on the proposals described below under the heading "What am I voting on?" However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may complete, sign, date and return the enclosed proxy card. You may also vote over the Internet or by telephone.

The Notice of Annual Meeting of Stockholders, the Proxy Statement, the enclosed proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 are being mailed to stockholders commencing on or about April 29, 2025.

What am I voting on?

There are three proposals scheduled to be voted on at the Annual Meeting:

1. Election of the five director nominees specified in this Proxy Statement to serve until the 2026 annual meeting of stockholders and until their respective successors are elected and qualified;
2. Approval on an advisory (non-binding) basis of the compensation of our named executive officers as described in this Proxy Statement; and
3. Ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2025.

How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

"FOR" the election of each of the five director nominees named in this Proxy Statement to hold office until the 2026 annual meeting of stockholders and until their respective successors are elected and qualified;

"FOR" the approval on an advisory (non-binding) basis of the compensation of the named executive officers as described in this Proxy Statement; and

"FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2025.

Who can vote at the Annual Meeting?

If you were a holder of record of the Company's Common Stock as of the close of business on April 24, 2025, the Record Date for the Annual Meeting, you may vote your shares at the Annual Meeting. As of the Record Date, there were 36,063,605 shares of Magnachip Common Stock outstanding, excluding treasury shares. Company treasury shares will not be voted. Each stockholder has one vote for each share of Common Stock held as of the Record Date.

If, on the Record Date, your shares were held in an account at a broker, bank, or other financial institution (we will refer to those organizations collectively as "broker"), then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that broker. The broker holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote the shares in your account. As a beneficial owner, you are invited to attend the Annual Meeting via the Internet at *www.virtualshareholdermeeting.com/MX2025*. However, since you are not a stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker.

How can I attend the Annual Meeting?

If you are a stockholder of record or a beneficial owner as of the Record Date, you are invited to attend the Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com/MX2025*. You must have your Control Number listed on the enclosed proxy card to enter the meeting. The webcast starts at 6:00 p.m. Eastern Daylight Time. You may vote and submit questions while attending the meeting on the Internet. Instructions on how to attend and participate in the Annual Meeting via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/MX2025*. The audio broadcast will be archived on that website for one year.

What if I return the proxy card to the Company but do not make specific choices?

If you return a signed, dated, proxy card to the Company without making any voting selections, the named proxies will vote your shares (1) "FOR" the election of each of the five director nominees named in this Proxy Statement to hold office until the 2026 annual meeting of stockholders and until their respective successors are elected and qualified; (2) "FOR" the approval on an advisory (non-binding) basis of the compensation of our named executive officers as disclosed in this Proxy Statement; and (3) FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2025.

The Company does not expect that any matters other than the election of directors and the other proposals described in this Proxy Statement will be brought before the Annual Meeting. The persons appointed as proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting or any postponements or adjournments thereof, including any vote to postpone or adjourn the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if the holders of at least a majority of the total number of shares of Common Stock entitled to vote are present, in person or by proxy, at the Annual Meeting. There were 36,063,605 shares of our Common Stock outstanding and entitled to vote on the Record Date. Therefore, a quorum will be present if at least 18,031,303 shares of our Common Stock are present in person or represented by executed proxies timely received by us at the Annual Meeting. Abstentions and shares represented by broker non-votes are counted for the purpose of determining whether a quorum is present. If there are insufficient votes to constitute a quorum at the time of the Annual Meeting, we may adjourn the Annual Meeting to solicit additional proxies.

How are votes counted and what is a broker non-vote?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "FOR," "AGAINST," "WITHHOLD," abstentions and broker non-votes. A "broker non-vote" occurs when your broker submits a proxy card for your shares of Common Stock held in street name, but does not vote on a particular proposal because the broker has not received voting instructions from you and does not have the authority to vote on that matter without instructions. Under the rules that govern brokers who are voting shares held in street name, brokers have the discretion to vote those shares on routine matters but not on non-routine matters. For purposes of these rules, the only routine matter in this Proxy Statement is Proposal Three—the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2025. Non-routine matters in this Proxy Statement are Proposal One—the election of directors, and Proposal Two—the advisory (non-binding) vote on the compensation of our named executive officers as described in this Proxy Statement. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, your broker does not have discretion to vote your shares on any proposal at the Annual Meeting other than Proposal Three—the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2025. However, your shares will be considered present at the Annual Meeting for purposes of determining the existence of a quorum.

What is the voting requirement to approve each of the proposals?

Proposal One—Election of Directors

The election of director nominees requires a plurality vote of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors. The director nominees receiving the highest number of "FOR" votes cast by the holders of our Common Stock entitled to vote at the Annual Meeting will be elected. Accordingly, "WITHHOLD" votes and broker non-votes will have no effect on the outcome of the election of directors. Stockholders have no right to cumulative voting as to any matters, including the election of directors.

Proposal Two—Advisory (Non-Binding) Vote on the Compensation of our Named Executive Officers

The proposal to approve on an advisory (non-binding) basis the compensation of our named executive officers as described in this Proxy Statement requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. "ABSTAIN" votes will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not be included in calculating the number of votes entitled to vote on this proposal and will therefore have no effect on the outcome of this proposal.

Proposal Three—Ratification of the Appointment of our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2025

The proposal to ratify the appointment of Ernst & Young Han Young requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. "ABSTAIN" votes will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" this proposal. Brokers have discretionary authority to vote uninstructed shares on this proposal.

How do I vote my shares of Magnachip Common Stock?

Stockholders may vote shares of our Common Stock using any of the following means:

Voting by Proxy Cards. A registered stockholder may vote shares until voting is completed at the Annual Meeting by returning a duly completed and executed proxy card in the postage-paid envelope included. All proxy cards received by us that have been properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. For your mailed proxy card to be counted, we must receive it prior to the close of business on June 22, 2025.

Voting by Telephone or Internet. A registered stockholder may vote shares until 11:59 p.m. Eastern Daylight Time on June 22, 2025 by calling the toll-free number indicated on the proxy card and following the recorded instructions or by accessing the website indicated on the proxy card and following the instructions provided. When a stockholder votes by telephone or Internet, his, her or its vote is recorded immediately.

Voting by Internet During the Annual Meeting. Instructions on how to attend and vote at the meeting are described at *www.virtualshareholdermeeting.com/MX2025*. If a stockholder attends the Annual Meeting and votes his, her or its shares during the meeting via the voting instructions described at *www.virtualshareholdermeeting.com/MX2025*, then any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts during the Annual Meeting. Further, if the shares are held of record by a broker and a stockholder wishes to vote at the Annual Meeting, he, she or it must obtain a proxy issued in his, her or its name from the record holder in accordance with the materials and instructions for voting provided by his, her or its broker.

Voting by "Street Name" Stockholders. If stockholders hold shares in "street name," then those stockholders may vote in accordance with the materials and instructions for voting the shares provided by their broker. If "street name" stockholders wish to vote shares at the Annual Meeting, then they must obtain proxies from their broker in order to vote their shares at the Annual Meeting in accordance with the materials and instructions for voting provided by his, her or its broker. If a "street name" stockholder does not vote by proxy or otherwise give voting instructions to their broker, such shares will not be voted by the broker for Proposal One or Two at the Annual Meeting.

Changing Votes. A stockholder may change his, her or its vote at any time before it is voted at the Annual Meeting by (1) delivering a proxy revocation or another duly executed proxy bearing a later date to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary, which revocation or later- dated proxy is received by us prior to the close of business on June 22, 2025; (2) voting again by telephone or Internet in the manner described above prior to 11:59 p.m., Eastern Daylight Time, on June 22, 2025; or (3) attending the Annual Meeting and voting via the Internet during the meeting using the procedures described at *www.virtualshareholdermeeting.com/MX2025*. Attending the Annual Meeting via the Internet will not revoke a proxy unless the stockholder actually votes via the Internet during the meeting. "Street name" stockholders who wish to revoke or change their votes after returning voting instructions to their broker may do so in accordance with the materials and instructions provided by their broker or by contacting such broker to effect the revocation or change of vote.

How can I find out the results of the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the Securities and Exchange Commission (the "SEC") within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting the investor relations section of our website or *www.magnachip.com* or by writing to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

The members of our Board are elected to one-year terms, with each director to serve until such director's successor is elected and qualified or until such director's earlier resignation or removal. We have five authorized members on our Board. The number of directors may be changed by our Board from time to time by resolution of a majority of the authorized directors, or by amendment of our bylaws by the affirmative vote of 66-2/3% of the outstanding voting stock of the Company, voting together as a single class.

At the Annual Meeting, five directors are to be elected to hold office for a one-year term and until their successors are elected and qualified. The nominees to the Board are Mr. Camillo Martino, Ms. Kyo-Hwa (Liz) Chung, Mr. Young-Joon Kim, Dr. Ilbok Lee and Mr. Gilbert Nathan.

Information regarding the nominees and each continuing director is set forth below. Each of the nominees listed in the Proxy Statement has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board.

The following table sets forth certain information regarding our director nominees:

Name	Age	Position
Camillo Martino	63	Director, Non-Executive Chairman of the Board, Chair of the Compensation Committee and Member of the Audit Committee and the Nominating and Corporate Governance Committee
Kyo-Hwa (Liz) Chung	52	Director and Member of the Compensation Committee
Young-Joon (YJ) Kim	60	Director, Member of the Risk Committee and Chief Executive Officer
Ilbok Lee	79	Director, Chair of the Nominating and Corporate Governance Committee and the Risk Committee and Member of the Audit Committee
Gilbert Nathan	45	Director, Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee

Camillo Martino, Director, Non-Executive Chairman of the Board, Chair of the Compensation Committee and Member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Martino became our Non-Executive Chairman of the Board in June 2020 and director in August 2016. Mr. Martino currently also serves as a member of the board of directors for CXApp (formerly, KINS Technology Group). Mr. Martino also serves as a member of the board of directors at multiple privately-held companies, including VVDN Technologies, Sakuu and Ceremorphic. Mr. Martino previously served as a director of Cypress Semiconductor from June 2017 through to April 2020, a director of Sensera from 2018 to 2024, and was also the Chief Executive Officer of Silicon Image Inc. from January 2010 until the completion of its sale to Lattice Semiconductor Corporation in March 2015. From January 2008 to December 2009, Mr. Martino served as Chief Operating Officer of SAI Technology Inc., where he also served as a director from June 2006 to November 2010. From July 2005 to June 2007, Mr. Martino served as a director, the President and Chief Executive Officer of Cornice Inc. From August 2001 to July 2005, Mr. Martino served as the Executive Vice President and Chief Operating Officer at Zoran Corporation. Prior to that, Mr. Martino held multiple positions with National Semiconductor Corporation for a total of nearly 14 years, and in four different countries. Mr. Martino holds a Bachelor of Applied Science degree from the University of Melbourne and a Graduate Diploma from Monash University in Australia. Our Board has concluded that Mr. Martino should serve on the Board based upon his extensive experience advising technology companies.

Kyo-Hwa (Liz) Chung, Director and Member of the Compensation Committee. Ms. Chung was appointed as our director in July 2020 and to the Compensation Committee of the Board on January 5, 2022. Ms. Chung currently serves as the Director of Legal for Netflix Services Korea, a position she has held since April 2021. In March 2022, she was appointed as an outside director of NCSoft Corporation, a Korean video game developer and publisher listed on the Korea Exchange. Prior to Netflix Services Korea, Ms. Chung served as the Head of Corporate, External and Legal Affairs for Microsoft Korea from November 2018 until March 2021. Ms. Chung was with the Korean law firm Kim & Chang, from April 2003 until November 2018, most recently as a partner focusing on the areas of international disputes, government investigations and crisis management. During September 2008 to March 2009, Ms. Chung was engaged with the international law firm Skadden, Arps, Slate, Meagher & Flom LLP, as a visiting attorney at its New York office. Ms. Chung served as a judge on the Seoul Administrative Court from 2001 to 2003 and the Seoul Central District Court from 1999 to 2001. Ms. Chung received an LLM degree from Harvard Law School in 2008 and a Bachelor of Law degree from Korea University in 1996. Ms. Chung is licensed to practice law in Korea and New York. Our Board has concluded that Ms. Chung should serve on the Board based upon her extensive experience advising technology companies.

Young-Joon (YJ) Kim, Director, Member of the Risk Committee and Chief Executive Officer. Mr. YJ Kim became our Chief Executive Officer in May 2015 and has also served as a director on our Board since that time. In February 2023, Mr. Kim assumed the additional role of Acting Co-General Manager of our Power business to capitalize on the attractive growth opportunities in the Power sector. In February 2020 to February 2023, Mr. Kim assumed the additional role of General Manager of the Display business to capitalize on the attractive growth opportunities in OLED display and other relevant emerging markets. He also served as the acting General Manager of Foundry Services Group from January 2019 until the completion of the sale of the Foundry Services Group and the factory in Cheongju (“Fab 4”) on September 1, 2020. Mr. Kim joined our company in May 2013 and served as our Executive Vice President and General Manager, Display Solutions Division. He was promoted to Interim Chief Executive Officer in May 2014. Prior to joining our company, Mr. Kim held a variety of senior management roles at several global semiconductor firms. His past roles include marketing, engineering, product development and strategic planning, and his product expertise includes microprocessors, network processors, multi-core processors, FLASH, EPROM, analog, mixed-signal, sensors, 3G/4G/5G base stations, workstations and servers. Immediately before joining our company, Mr. Kim served as Vice President, Infrastructure Processor Division, and General Manager of the OCTEON Multi-Core Processor Group of Cavium, Inc., where he worked from 2006 to 2013. Prior to Cavium, Mr. Kim served as Core Team Lead and General Manager of the Tolapai Program at Intel Corporation from 2004 to 2006. In 1998, Mr. Kim co-founded API Networks, a joint venture between Samsung and Compaq, where he served as the head of product management, worldwide sales and business development for Alpha processors. Prior to API Networks, Mr. Kim served as Director of Marketing at Samsung Semiconductor, Inc. from 1996 to 1998. Mr. Kim began his career as a product engineer at Intel Corporation in 1988. Mr. Kim holds B.S. and M. Eng. degrees in Electrical Engineering from Cornell University. Our Board has concluded that Mr. YJ Kim is a valuable member of the Board based on his understanding of our company’s products and technology as our Chief Executive Officer and his deep knowledge of the semiconductor industry.

Ilbok Lee, Director, Chair of the Nominating and Corporate Governance Committee and the Risk Committee and Member of the Audit Committee. Dr. Lee has been our director since August 2011. Dr. Lee was an advisor/consultant to the Configurable Mixed-signal Business Unit of Dialog Semiconductor, Inc., which acquired Silego Technology Inc., a semiconductor company from October 2017 to December 2018. Dr. Lee served as Executive Chairman of Silego from August 2016 to October 2017. Dr. Lee served as Silego’s Chairman of the Board from March 2015 to August 2016 and as Silego’s Chief Executive Officer from Silego’s inception in October 2001 until August 2016. From April 1999 to September 2001, Dr. Lee served as Senior Vice President and General Manager of the Timing Division at Cypress Semiconductor Corp., a public semiconductor company, and from May 1992 to March 1999 served as President and Chief Executive Officer of IC Works, Inc., a semiconductor company he co-founded that was acquired by Cypress in 2001. Dr. Lee co-founded Samsung Semiconductor, Inc. (U.S.A.) in July 1983 and served in various positions at the Company, including President and Chief Executive Officer, until May 1992. Prior to Samsung, Dr. Lee served in various technical and managerial positions at Intel and National Semiconductor. Dr. Lee served as a member of the board of directors for Sierra Monolithic, a privately held semiconductor company, from 2002 through 2009. Dr. Lee also served on the board of directors of two public companies: ESS Technology and V3 Semiconductor. Dr. Lee received a Ph.D. and M.S.E.E. from the University of Minnesota and a B.S.E.E. from Seoul National University. Our Board has concluded that Dr. Lee should serve on our Board based upon his extensive experience in the semiconductor industry.

Gilbert Nathan, Director, Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee. Mr. Nathan is the Managing Member of Jackson Square Advisors LLC, a financial advisory and services firm. He serves on the Boards of Directors of Ready Capital Corporation and Alto Ingredients, Inc. Mr. Nathan is the plan administrator of Mission Coal and Mahwah Bergen Retail Group, Inc. and is the Chief Executive Officer of Keycon Power Holdings, LLC and Cloud Peak Energy, Inc. Mr. Nathan was formerly a Senior Analyst with Candlewood Investment Group and served as Principal at Restoration Capital Management. Mr. Nathan has a BS degree in Management, Major in Finance from the A. B. Freeman School of Business at Tulane University. Our Board has concluded that Mr. Nathan should serve on our Board based upon his extensive experience in finance.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Director Independence

The Board reviews the independence of each director annually. In determining the independence of our directors, our Board considered Section 303A of the New York Stock Exchange ("NYSE") listing standards and broadly considered the materiality of each director's relationship with us. Based upon the foregoing criteria, our Board has determined that the following directors are independent: Mr. Martino, Ms. Chung, Dr. Lee and Mr. Nathan.

Board Meetings

The Board held 6 meetings during fiscal year 2024. None of the directors attended fewer than 92 percent of the aggregate number of Board meetings and meetings of committees of the Board on which each of them served.

Attendance at Annual Meeting

The Company's Corporate Governance Guidelines as currently in effect provide that all directors shall make every effort to attend the Company's annual meeting of stockholders. In 2024, all of our then-current directors attended our Annual Meeting of Stockholders.

Committees

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. The Board establishes ad hoc committees from time to time on an as-needed basis. As announced in the Company's Current Report on Form 8-K on August 8, 2022, the Board activated the Strategic Review Committee, consisting of Mr. Martino, as Chair, Dr. Lee and Mr. Nathan, to assist the Board in reviewing, considering, exploring and evaluating strategic alternatives that may be available to the Company to maximize shareholder value.

The Board has adopted written charters for the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee. These charters, as well as our Code of Business Conduct and Ethics and our Corporate Governance Guidelines, are posted and available on our website at *https://investors.magnachip.com/corporate-governance/highlights.* The information on or accessible through our website is not a part of or incorporated by reference into this Proxy Statement.

Audit Committee

Our Audit Committee consists of Mr. Nathan, as Chair, Mr. Martino and Dr. Lee. Our Board has determined that Mr. Nathan is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act of 1933, as amended. Our Board has also determined that each of Mr. Nathan, Mr. Martino and Dr. Lee is independent as that term is defined in Section 303A of the NYSE listing standards and Rule 10A-3 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee held 8 meetings in fiscal year 2024. The primary purpose of the Audit Committee is to assist our Board in fulfilling its oversight responsibilities by reviewing and reporting to the Board on the integrity of the financial reports and other financial information provided by the Company to the public, the SEC and any other governmental regulatory body, and on the Company's compliance with other legal and regulatory requirements. The Audit Committee is responsible for the appointment, retention, review and oversight of the Company's independent auditor, and the review and oversight of the Company's internal financial reporting, policies and processes. The Audit Committee is also responsible for reviewing related party transactions, risk management, and legal and ethics compliance.

Compensation Committee

Our Compensation Committee consists of Mr. Martino, as Chair and Ms. Chung. Our Board has determined that each of Mr. Martino and Ms. Chung is independent under applicable NYSE listing standards.

The Compensation Committee held 7 meetings in 2024. The Compensation Committee has the overall responsibility for evaluating and approving our executive officer and director compensation plans, policies and programs, as well as all equity-based compensation plans and policies. In March 2016, the Board created the Employee Equity Committee and delegated to it the authority to determine the recipients, amounts and timing of awards under the Company's equity-based compensation plans within the parameters established by the Board.

On April 13, 2023, the Board adopted the amended and restated Charter of the Compensation Committee, assigning to the Compensation Committee the responsibility of periodically reviewing and advising the Board concerning the Company's human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention and employee engagement and inclusion efforts. On April 16, 2024, the Board amended and restated the Charter of the Compensation Committee to decrease the minimum number of directors required to serve on the Compensation Committee from three to two directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Dr. Lee, as Chair, Mr. Martino and Mr. Nathan. Our Board has determined that each of Dr. Lee, Mr. Martino and Mr. Nathan is independent under applicable NYSE listing standards.

The Nominating and Corporate Governance Committee held 3 meetings in 2024. The Nominating and Corporate Governance Committee identifies individuals qualified to become Board members, recommends director nominees, recommends Board members for committee membership, develops and recommends corporate governance principles and practices and director orientation and continuing education, oversees the evaluation of our Board and its committees and formulates a description of the skills and attributes of desirable Board members. The Nominating and Corporate Governance Committee will also consider candidates recommended by our stockholders so long as the proper procedures are followed.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual meeting must provide timely notice of such nominations in writing. To be timely, a stockholder's notice generally must be received in writing at the Company's offices at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary, not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the Company's notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or later than such anniversary date, notice by the stockholders to be timely must be received not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. A stockholder's notice must set forth, among other things:

- the name and address of the stockholder who intends to make the nomination, and the names and addresses of the beneficial owners, if any, on whose behalf the nomination is being made and of the person or persons to be nominated;
- a representation that the stockholder is a holder of record of stock of the Company entitled to vote for the election of Directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

- certain information regarding the ownership and other interests of the stockholder or such other beneficial owner;
- a description of all arrangements or understandings between the stockholder or such beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and such other beneficial owner, if any, and their respective affiliates and associates and each proposed nominee;
- certain other information regarding each nominee proposed by such stockholder as would be required to be included in a Proxy Statement filed pursuant to the proxy rules of the SEC; and
- the consent of each nominee to serve as a director of the Company if so elected.

A stockholder must also comply with all other applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nominations of candidates for directors. The preceding is a summary of the stockholder nomination procedures set forth in our bylaws as currently in effect, and we refer our stockholders to the full text of Section 2.15 of our bylaws and such other applicable provisions of our bylaws as in effect from time to time for the specific requirements of such director nomination procedures by stockholders.

In addition to the formal procedures set forth in our bylaws for the nomination of directors by stockholders, the Nominating and Corporate Governance Committee has adopted a Policy Regarding Director Nominations pursuant to which it may from time to time evaluate candidates for nomination as director that come to its attention through incumbent directors, management, stockholders or third parties. Such informal recommendations by stockholders should be directed to the attention of the Nominating and Corporate Governance Committee as set forth below under “Communications with Directors.” The Nominating and Corporate Governance Committee has and may in the future, if it deems appropriate under the circumstances, engage a third-party search firm to assist in identifying qualified candidates.

The Nominating and Corporate Governance Committee seeks director candidates who possess high quality business and professional experience, possess the highest personal and professional ethics, integrity and values, and who have an inquisitive and objective perspective and mature judgment. Director candidates must also be committed to representing the best interests of our stockholders and have sufficient time available in the judgment of the Nominating and Corporate Governance Committee to perform all Board and committee responsibilities. The Nominating and Corporate Governance Committee has no formal policy on diversity in identifying potential director candidates, but does regularly assess the needs of the Board for various skills, background and business experience in determining if the Board requires additional candidates for nomination.

Risk Committee

Our Risk Committee consists of Dr. Lee, as Chair, and Mr. YJ Kim. The Risk Committee held 3 meetings in 2024. The Risk Committee assists the Board in its oversight of the Company’s management of key risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks. The Risk Committee’s primary responsibility is to oversee and approve the implementation of Company-wide risk and crisis management best practices. Other responsibilities of the Risk Committee include providing input to management in identifying, assessing, mitigating and monitoring enterprise-wide risks the Company faces, including cybersecurity risks, and reviewing the Company’s business practices, compliance activities and enterprise risk management and making recommendations to the Board related to such review.

On February 10, 2023, the Board adopted the amended and restated Charter of the Risk Committee, assigning to the Risk Committee the responsibility of overseeing the Company’s corporate objectives, goals, strategies and initiatives relating to, and attending risks associated with, environmental, social and governance ("ESG") matters, including corporate social responsibility, sustainability, public policy and other related matters ("ESG Matters"). Accordingly, our Risk Committee has been engaged in reviewing and assessing our capabilities in compliance with ESG standards and regulations and working with the Company to improve disclosure and transparency relating to the Company's ESG profile.

Board Leadership Structure

Separation of Chairperson and Chief Executive Officer

Our Corporate Governance Guidelines state that the Board shall elect its Chairperson and appoint the Company's Chief Executive Officer according to its view of what is best for the Company at any given time. The Board does not believe there should be a fixed rule as to whether the offices of Chairperson and Chief Executive Officer should be vested in the same person or two different persons, or whether the Chairperson should be an employee of the Company or should be elected from among the non-employee directors. The needs of the Company and the individuals available to play these roles may dictate different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interest of the Company.

Currently, Mr. Martino serves as the Company's Chairman of the Board, and Mr. YJ Kim serves as the Company's Chief Executive Officer. The Board may, however, make changes to its leadership structure in the future as it deems appropriate.

Lead Director

In the event that positions of Chairperson and Chief Executive Officer are held by the same person, on an annual basis the independent members of the Board will select a lead director from the independent directors then serving on the Board (the "Lead Director"). As a general matter, there will be no Lead Director if the positions of Chairperson and CEO are not held by the same person and the Chairperson is an independent director. The length of service as Lead Director is subject to the Board's discretion, but will be a minimum of one year. The Lead Director has the authority to call meetings of the independent directors.

Executive Sessions of the Board

The Company's non-management directors meet at regularly scheduled Board meetings in executive session without management present. In 2024, the Chairman of the Board presided over the meetings of the non-employee directors. In addition, in accordance with our Corporate Governance Guidelines, the independent members of the Board meet at least twice a year in executive session, with the Chairperson setting the agenda and presiding over such meetings.

Presiding Director

In accordance with our Corporate Governance Guidelines, the presiding director of the Board is the Chairman of the Board, if present, or in such person's absence and if applicable, the Lead Director, or in such person's absence, the Audit Committee Chairman, or in such person's absence, the independent director present who has the most seniority on the Board. The presiding director presides at all meetings of the Board and is responsible for chairing the Board's executive sessions.

Board Role in Risk Oversight

Our Board is responsible for overseeing our management of risk. The Board created a Risk Committee to assist in overseeing management's identification and evaluation of key enterprise risks to the Company, as well as guidelines, policies and processes for monitoring and mitigating such risks. In particular, the Risk Committee focuses on strategic enterprise risks, including risks associated with intellectual property; business operations and disaster recovery capabilities; and data security, privacy, technology and information security policies, procedures, and internal controls, including those related to cybersecurity and cyber incident responses and reporting procedures.

Our Board also fully understands its duties to navigate the challenges presented by climate change, social injustice, inequality, and numerous other issues that are fundamental to the success and sustainability of the Company. We are committed to sustainable business practices to advance our long- term ambitions as well as to mitigate business risks. Our Risk Committee oversees the Company's objectives, goals, strategies and initiatives relating to ESG Matters and the related impacts and risks related thereto.

Company management reports on a quarterly basis to the Risk Committee their assessment of key enterprise risks across multiple categories and mitigation plans for those that fail to meet relevant tolerance standards established from time to time. During quarterly Risk Committee meetings, the members of the Risk Committee review management's assessment report and discuss with management measures to be implemented to better control against existing risks and identify emerging risks. For example, the Risk Committee may consider replacing specific existing risk categories, adding new risk categories, or adjusting the tolerance standards of risks to preemptively respond to changes in the Company's business and the environment in which we operate.

The Risk Committee works closely with Theodore Kim, our Chief Compliance Officer, who was appointed by our Chief Executive Officer as the Company's Risk Officer, with respect to the above-described oversight. In this capacity, Mr. Kim reports directly to the Risk Committee, the Board as a whole and the Company's Chief Executive Officer. The Risk Committee may discuss certain risks with the Audit Committee or the Board if certain material disclosure issues arise. The Risk Committee and the Company have engaged outside experts from time to time to obtain assistance with the identification and mitigation of key risks.

Our Audit Committee also has certain statutory, regulatory and other responsibilities with respect to oversight of risk assessment and risk management. Specifically, the Audit Committee is responsible for overseeing policies with respect to financial risk assessment and those other items specifically set forth in our Audit Committee charter. The Risk Committee coordinates with the Audit Committee as necessary and appropriate to enable the Audit Committee to perform its responsibilities.

The Board's other independent committees also oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks to our business associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.

Our Board believes that our compensation programs are designed such that they will not incentivize unnecessary risk taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Payout levels under our cash incentive program are generally capped and payout opportunities may generally be achieved on a straight-line interpolation basis between threshold and target levels, and between the target and maximum levels. Our equity awards are limited by the terms of our equity plans to not more than a fixed maximum amount specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders. Our Board adopted a compensation recovery policy, in compliance with the NYSE listing rules, to provide for the recoupment of certain executive compensation in the event of material any accounting misstatement. See "Executive Compensation—Compensation Discussion and Analysis—*Compensation Recovery Policy*" contained elsewhere in this Proxy Statement.

Director Orientation and Continuing Education

Our Nominating and Corporate Governance Committee oversees the orientation process for new members of our Board to ensure that they are familiar with the Company's operations, financial matters, corporate governance practices and other key policies and practices through the preparation and review of background material and management meetings as appropriate. In addition, our Nominating and Corporate Governance Committee seeks to identify and encourage training and continuing education opportunities for all directors in order to improve both our Board and its committees' performance. Senior management assist in identifying and advising our directors about opportunities for continuing education, including conferences provided by independent third parties. In furtherance of these efforts, the Company maintains membership for each Company director in the National Association of Corporate Directors (NACD), which provides corporate governance resources, education, information, and research on leading Board practices.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We will provide a copy of our Code of Business Conduct and Ethics without charge to any person upon written request made to our Secretary at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581. Our Code of Business Conduct and Ethics is also available on our website at *https://investors.magnachip.com/corporate-governance/highlights.* We will disclose any waivers or amendments to the provisions of our Code of Business Conduct and Ethics on our website.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with our management and Samil PricewaterhouseCoopers, our independent registered public accounting firm for the year ended December 31, 2024, our audited financial statements contained in our Annual Report to Stockholders for the year ended December 31, 2024. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed under Public Company Accounting Oversight Board standards.

The Audit Committee has received and reviewed the written disclosures and the letter from Samil PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board regarding Samil PricewaterhouseCoopers's communications with the Audit Committee concerning independence, and has discussed with Samil PricewaterhouseCoopers its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 14, 2025.

Audit Committee:

Gilbert Nathan, Chair
Camillo Martino
Ilbok Lee

Communications with Directors

A stockholder or other interested party who wishes to communicate directly with the Board, a committee of the Board, the non-management or independent directors as a group, or with the Chairman of the Board or any other individual director, regarding matters related to the Company should send the communication to:

Board of Directors
or Chairman, individual director, committee or group of directors
Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
Corporate Secretary
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

We will forward all stockholder and other interested party correspondence about the Company to the Board, a committee of the Board, the non-management or independent directors as a group, or an individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail or mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements.

Corporate Responsibilities and ESG Highlights

In addition to the information contained in this Proxy Statement, we provide further information regarding our Corporate Responsibility on our website, *www.magnachip.com*, detailing our approach on environmental, social and governance initiatives, accomplishments and objectives. Our website and the Corporate Responsibility disclosures contained therein are not incorporated by reference in, and are not part of, this Proxy Statement.

We are investing in a better future for ourselves, our customers and the planet. We value environmental, social and governance ("ESG") criteria as a fundamental aspect of our strategy, covering product design, material sourcing, manufacturing, operations, human capital and supply chain management. Consequently, to ensure a comprehensive approach to sustainability, ethics and corporate citizenship, we have integrated the following ESG considerations into our governance structure:


Board of Directors
Risk Committee / CEO
ESG Steering Committee Chair
ESG Support Team
ESG Steering Committee Members and Working Groups
Environmental
Social
Governance
• Emissions and energy consumption
• Water and waste management
• Climate change
• Clean technology; products
• Customer requests
• Controversial sourcing
• Supplier/vendor responsibilities
• Human capital management
• Employees and compensation
• Safety
• Grievance escalation
• Community relations
• Online reporting
• Support for Board oversight
• Duties of the Board/Committees
• Ownership
• Ethics and compliance
• Accounting and tax transparency
• Disclosure (SEC, website, etc.)

Below are a few of the highlights of our social and sustainability practices and policies:

- **GHG reduction efforts:** Aligned with targets set by the Korean government, we aim to reduce greenhouse gas (GHG) emissions by 40% from a 2018 baseline by 2030 and achieve carbon neutrality by 2050. Our GHG emissions data are submitted annually to Korea's Ministry of Environment, following third-party verification.
- **Our products' impact:** Our semiconductor products are used in a wide range of high-tech consumer and industrial technologies. Our products have enabled gadgets to become slimmer, with longer-lasting batteries and better performance, thereby reducing energy consumption for end-users and alleviating the burden on our planet's resources. We have created the "Green Manufacturing Management Rule", which we apply to all the products we design, build and deliver to our customers. This rule enables product traceability through the setting of continuous indicators and goals. It also ensures that sustainability remains a top priority throughout all stages of the product lifecycle. All our products are Pb-free (lead-free) and have obtained RoHs (Restricted Hazardous Substances) certification.
- **Our environmental, health and safety, and quality standards:** We comply with a range of internationally recognized standards. We have adopted ISO 14001 and ISO 45001 since 2004. We also maintain compliance with applicable local and international laws, including the Occupational Safety and Health Act of Korea, as well as customer requirements such as those relating to hazardous chemicals. We also focus on continuous improvement through quality management systems, including compliance with IATF 16949 and ISO 9001 standards.
- **Human rights and labor standards:** We adhere to international human rights and labor standards as agreed to by the United Nations and the International Labor Organization. We prohibit all forms of discrimination based on gender, race, nationality, religion and age to ensure that all employees work in a safe and fair environment. These values are embedded in our policies, including our Labor & Ethical Management Policy, Equal Employment Policy and Code of Business Conduct and Ethics.
- **Supply chain management:** We prioritize responsible sourcing and supply chain management. Through our Supplier Approval Assessment and Supplier Evaluation procedures, we ensure our suppliers adhere to the same ethical, social and environmental principles under which we operate. We share our Environment, Safety and Health Policy with our suppliers and request that they implement it.
- **Conflict minerals:** We support and comply with Section 1502 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. For more information on our conflict minerals, please refer to our Conflict Minerals Reports on our website.
- **Cybersecurity and data privacy:** Cybersecurity risks and data protection are integrated into our overall risk management systems. We maintain processes for assessing, identifying and managing material risks from cybersecurity threats, and we routinely invest in developing and implementing numerous cybersecurity programs and processes. Management is responsible for the day-to-day management of cybersecurity risks while the Company's Board of Directors and its Risk Committee actively and continuously provide oversight. Our information security management system is ISO 27001 certified.
- **Whistleblower policy and reporting:** We take whistleblowing seriously and have created robust structures to encourage the reporting of malpractice and protect individuals who may come forward. Our reporting system allows anonymous reporting and is accessible to our partners, suppliers and customers. We also adhere to our non-retaliation policy contained in our Code of Business Conduct and Ethics to encourage and protect "good faith" reporters.

Human Capital Management

Our Board of Directors maintains policies relating to upholding ethical practices and a strong sense of integrity. Across all our activities, we aim to achieve a dynamic and inclusive workplace that supports creativity and open communication, where all our employees feel safe, valued and respected. More information on these policies can be found in the "About Us" section of our website.

As of December 31, 2024, our total global workforce (full- and part-time) numbered 881, with 833 of these individuals based in Korea, in the roles represented in the following table. In 2024, our employee turnover rate was 7.6%.

Role type	Number of people
Sales, marketing, general, and administration	206
Research and development	220
o With advanced degrees	87
Quality, reliability, and assurance	40
Manufacturing	415
o Engineering	39
o Operations, maintenance and others	376

Competitive Compensation and Pay Equity

Our HR team remains current on employee benefits detailed in the following table and conducts regular reviews of compensation levels and distribution methods to ensure fairness and equity.

Financial benefits	Non-financial benefits
• Cash and equity-based compensation programs for certain employees to incentivize achievement • Industry-benchmarked salaries and remuneration packages • Regularly reviewed compensation levels to ensure fairness	• Health and wellness programs o Access to annual health examination o Health examinations for spouses o Medical reimbursement plans • Personal pensions • Housing assistance • Educational assistance programs • Workplace environment o Comfortable employee lounge areas

Recruitment and Talent Pipeline

We have adopted a structured approach to identifying, training, mentoring and developing talent within Magnachip, aiming to secure a steady supply of skilled and competent employees. To ensure that we attract the best talent, we regularly review and update our recruitment processes, incorporating feedback from both candidates and hiring managers.

Since 2018, we have operated a scholarship program designed for recent university graduates in partnership with a local university, aiming to develop and recruit local talent for the semiconductor industry. Every year, several students are selected to receive scholarships, which include a monthly tuition subsidy during the school year and a job offer upon graduation. In 2024, more than 44% of our new hires were recent graduates or graduating seniors from universities near our operational sites. Offering work-related training and employment opportunities for local students not only grants us access to top emerging talent but also enhances our reputation within the community and strengthens our community connections.

Training Programs and Continuing Education

We provide a wide range of training initiatives covering fundamental skills as well as more advanced competencies. We have a comprehensive training system tailored for new employees, engineers and other functions, as well as leaders, to ensure a seamless onboarding and ongoing development process. We also allocate funds for employees seeking to enhance their skills through workshops, conferences and industry-specific courses to encourage a culture of continuous learning and development.

Employee Evaluation and Career Development

We foster a culture of personal and professional growth by aligning individual goals with organizational objectives, helping employees identify and expand upon their strengths, and identifying areas for improvement. We evaluate all of our full-time employees and executives through an annual performance review process, using the management by objectives (MBO) method, which involves setting goals collaboratively, continuous monitoring and regular feedback. This approach allows us to establish clear career paths for our employees and uncover talent and potential for internal promotion.

Employee Engagement and Satisfaction

Every two years, we conduct a satisfaction survey to gain insight into how employees feel about their jobs, working environment and the Company as a whole. The results are communicated to our management team and employees, and we develop action plans to address any areas identified as needing improvement. We also track both the cadence of these assessments and the associated response rates.

Health and Safety of our Employees

In January 2021, the Korean legislature enacted the Serious Accident Punishment Act (“SAPA”), which imposes criminal liability on individuals and entities responsible for serious accidents, including industrial accidents that cause death, serious injury or occupational illness. We appointed Mr. Seunghoon Lee, our Chief of Manufacturing to serve as the Chief Safety Officer of our Korean operating subsidiary. Mr. Lee has more than 35 years of manufacturing and industrial experience at Magnachip in the area of environment, health and safety. On appointment, Mr. Lee formed a dedicated team to evaluate, improve and monitor the policies, practices, standards and systems relating to environment, health and safety.

We aspire to become a “zero-accident, zero-disease” workplace. Under this plan, we set specific goals, analyze our progress towards these goals on a quarterly basis, and conduct a biannual workplace environment measurement to assess, monitor, and reduce the exposure of our employees to human health hazards. We also provide employees with 12 training courses related to environmental health and safety every year, conducted both in-house and through external providers.

We currently have no record of monetary losses as a result of legal proceedings associated with employee health and safety violations.

2024 Director Compensation

Each of our non-employee directors was eligible to earn a quarterly cash retainer, additional fees based on committee service and equity awards in 2024 pursuant to our Non-Employee Director Compensation Policy, which is described in further detail below. All such cash fees are paid quarterly in advance. A non-employee director who joins the Board after the beginning of a quarter receives a prorated cash retainer reflecting the actual period the non-employee director provided services on the Board and the applicable committee for such quarter and a non-employee director who joins the Board after the beginning of the Company’s annual director service period receives a pro-rated equity award reflecting the period the non-employee director provided services on the Board and the applicable committee during such annual service period.

The below table depicts the Non-Employee Director Compensation Policy:

Compensation Elements: Non-Employee Director Compensation Policy	
Cash	
Quarterly Cash Retainer	$ 18,750
Quarterly Lead Director Cash Retainer*	$ 11,250
Quarterly Committee Chair Retainers	
Chairperson	$ 18,750
Audit	$ 6,250
Compensation	$ 3,750
Nominating and Corporate Governance	$ 2,500
Risk	$ 2,500
Annual Committee Member Retainers	
Audit	$ 3,750
Compensation	$ 2,500
Nominating and Corporate Governance	$ 1,250
Risk	$ 1,250
Equity	
Initial Equity Grant	$165,000(1)
Annual Equity Grant	$165,000(2)
Committee Chair Grant (per committee)	$ 20,000(2)
Committee Member Grant (per committee)	$ 10,000(2)

* No Lead Director was appointed for 2024.

(1) *Initial Equity Awards*: If a non-employee director's initial appointment to the Board or a Board committee occurs other than at an Annual Meeting of Stockholders, such director will be granted pro-rated RSU awards having a dollar value equal to (x) the applicable dollar value amount for applicable Board or committee membership described above, multiplied by (y) the quotient obtained by dividing the number of days elapsed from the date of initial appointment to the date of the Company's next Annual Meeting of Stockholders (or, if earlier, August 31 of such year), by 365, with such grants to vest in full on the date of the Company's next Annual Meeting of Stockholders (or, if earlier, August 31 of such year).

(2) *Annual Equity Awards*: Each non-employee director was eligible to receive a time-based restricted stock unit ("RSU") award having a dollar value equal to $165,000. In addition, each non-employee director was eligible to receive an RSU award having a dollar value equal to $20,000 for such director's service as the Chair of the Board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee or Risk Committee, as applicable; and an RSU award having a dollar value equal to $10,000 for such director's service as a non-Chair member of the Board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee or Risk Committee, as applicable. The number of shares subject to such RSU awards is calculated by dividing the applicable dollar value of the approved award by the volume-weighted average closing market price on the NYSE of one share of the Company's Common stock over the trailing 30-day period ending on the last day immediately prior to the grant date. Each RSU award vests in full on the earlier of (x) the first anniversary of the date of grant, and (y) the meeting date of the Annual Meeting of Stockholders that occurs in the year following the year in which the RSU is granted, with such grants being made on the earlier of (A) the meeting date of the Company's Annual Meeting of Stockholders for such year and (B) August 31 of such year. Vested RSUs settle as soon as administratively practicable following the date the non-employee director's service terminates for any reason.

All non-employee director equity awards will be granted under the Company's 2020 Equity and Incentive Compensation Plan, as amended. Non-employee directors are subject to our Stock Ownership Policy, as described under the heading "Stock Ownership Guidelines".

The following table sets forth the total compensation earned by our non-employee directors during the year ended December 31, 2024. Mr. YJ Kim, our Chief Executive Officer, does not earn any fees for his service on the Board.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Liz Chung	85,000	170,785	—	255,785
Ilbok Lee	110,000	209,821	—	319,821
Camillo Martino	185,000	200,062	—	385,062
Gilbert Nathan	105,000	190,303	—	295,303

(1) Consists of the aggregate dollar amount of cash fees earned in 2024 for Board service and committee service as described in the table below.

Name	Board Retainer ($)	Chair Service Fees ($)	Committee Service Fees ($)	Total ($)
Liz Chung	75,000	—	10,000	85,000
Ilbok Lee	75,000	20,000	15,000	110,000
Camillo Martino	75,000	90,000	20,000	185,000
Gilbert Nathan	75,000	25,000	5,000	105,000

(2) The amounts reported represent the aggregate grant date fair value of the RSUs awarded to the directors, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service vesting conditions. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the directors upon vesting and/or settlement of the RSUs.

(3) As of December 31, 2024, the number of outstanding stock options and RSU awards held by our non-employee directors who served during 2024 were as follows:

Name	RSUs (#)	Stock Options (#)
Liz Chung	65,042	—
Ilbok Lee	165,909	119,593
Camillo Martino	157,880	49,737
Gilbert Nathan	59,858	—

As of December 31, 2024, the following number of RSUs included in the table above were vested but not yet settled under the terms of the applicable RSU agreements: Ms. Chung—29,901 RSUs; Dr. Lee—122,736 RSUs; Mr. Martino—116,715 RSUs; and Mr. Nathan—20,701 RSUs. Stock options were last granted to our non-employee directors under our Non-Employee Director Compensation Policy in effect since 2017. Please see the section entitled "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding all shares of Common Stock beneficially owned by our non-employee directors.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of our Company during the last fiscal year. During 2024, decisions regarding executive officer compensation were made by our Compensation Committee. Mr. YJ Kim, our Chief Executive Officer, participated in the deliberations of our Compensation Committee regarding the determination of the compensation of our executive officers other than himself for 2024 and prior periods. None of our executive officers currently serves, or in the past has served, as a member of the Board or the compensation committee of another entity that has one or more executive officers serving on our Board.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes and analyzes our executive compensation program for the following executive officers who served the Company in 2024 (collectively, our "named executive officers"):

- Young-Joon Kim, our Chief Executive Officer ("CEO");
- Shin Young Park, our Chief Financial Officer ("CFO");
- Theodore Kim, our Chief Compliance Officer, Executive Vice President, General Counsel and Secretary ("CCO")

Compensation Philosophy and Objectives

The Compensation Committee of our Board has primary responsibility for developing and maintaining a compensation program for our senior management, including our named executive officers.

The Compensation Committee believes that our executive compensation program should play a key role in our operating and financial success, and has worked with outside legal counsel and Compensia Inc. ("Compensia"), a national compensation consulting firm, to develop a comprehensive executive compensation program that is intended to attract and retain talent with competitive compensation, and further align the interests of our executive officers with our stockholders by linking a significant component of executive compensation to variable cash-based compensation tied to the achievement of our short-term financial, operational and strategic goals, as well as equity-based compensation tied to the achievement of our long-term strategic goals that in turn lead to stockholder value creation. As part of our "Pay for Performance" philosophy described below, the Committee believes it is important to maintain a compensation program that includes significant "at risk" compensation and performance-focused equity awards. In 2024, approximately 82% of our CEO's target total direct compensation and approximately 75% of the average target total direct compensation of our other named executive officers was delivered in the form of variable or "at risk" compensation tied to Company or stock price performance.

In light of the highly competitive market in which we compete for business, and our dependence on the highly skilled workforce that is necessary in order to innovate and compete in that market, the Compensation Committee believes that our ability to attract and retain talent at all levels of the Company is critical to our long-term success. In view of our unique situation in that all of our senior executives live and work in South Korea (herein referred to as "Korea"), we offer competitive expatriate benefits intended to minimize adverse tax and financial impacts associated with our CEO's and CCO's expatriate assignments, because they are subject to taxation in both the U.S. and Korea. More information about our human capital management strategy and approach can be found under the heading "Human Capital Management" on page 15.

Key 2024 Compensation Decisions

The Compensation Committee made the following key compensation decision in respect of fiscal year 2024:

- Granted annual equity awards to our named executive officers using a combination of performance-based stock units ("PSUs") and service-based restricted stock units ("RSUs"), with our CEO receiving 67% of his grants in PSUs and 33% in RSUs and our other named executive officers receiving 50% of their grants in PSUs and 50% in RSUs. The PSUs granted in 2024 were stock price PSUs that are earned based on the performance of the price of the Company's Common Stock measured at the end of the three-year performance period ending on January 31, 2027, requiring the stock price to meet or exceed the stock price target set by the Compensation Committee ("Stock Price PSUs").

- Approved the increase of the annual base salary of the Company's Chief Financial Officer (the "CFO") from $310,000 to $350,000 effective as of March 1, 2024, to better align our CFO's compensation with the market. We also determined that base salaries for our other named executive officers would remain unchanged for 2024.
- Certified that there was no cash bonus payout for 2024.
- Certified that the Company did not achieve at least the threshold level for the performance goals underlying the total shareholder return PSUs ("TSR PSUs") granted in 2022, and, accordingly, such awards were forfeited in their entirety at the end of their three-year performance period.

"Pay for Performance" Philosophy

As illustrated below, our target total direct compensation, which is the sum of base salary, target short-term cash incentive bonus opportunity and the aggregated target value of long-term equity awards granted under our 2020 Equity and Incentive Compensation Plan, was weighted heavily towards variable performance-based compensation.


Target Cash
Incentive
18%
Stock Price
PSUs
43%
At-Risk
82%
Salary
18%
Young-Joon
Kim
Time-Based
Equity
21%
Performance-Based
61%
At-Risk
75%
Time-Based
Equity
28%
Salary
25%
Other NEOs
(Average)
Performance-Based
47%
Target Cash
Incentive
19%
Stock Price
PSUs
28%

- Approximately 82% of our Chief Executive Officer's target total direct compensation and approximately 75% of the average target total direct compensation of our other named executive officers was delivered in the form of "at-risk" compensation tied to Company, individual, or stock price performance;
- Long-term equity awards (the ultimate value of which depends on our stock price) continued to be the largest element of compensation, representing approximately 43% of our Chief Executive Officer's target total direct compensation and approximately 28% of the average target total direct compensation of our other named executive officers; and
- The target annual (short-term) cash incentives payable to our named executive officers were tied to the pre-established performance goals and/or criteria under our short-term incentive program.

Executive Compensation-Related Policies and Practices

We endeavor to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our pay for performance philosophy. The following summarizes our executive compensation and related governance policies and practices:

	What We Do
• **Pay-for-Performance Philosophy**	A significant portion of our named executive officers' compensation is directly linked to corporate performance. We structure target total direct compensation with a significant long-term equity component in the form of RSUs and PSUs, thereby making a vast majority of each named executive officer's target total direct compensation dependent upon our corporate performance, stock price and/or total shareholder return.
• **Stock Price Performance-Based Equity Awards**	Our named executive officers receive performance-based equity awards in the form of Stock Price PSUs that vest based on achieving pre-determined stock price targets at the end of a three-year performance period.
• **"Double Trigger" Change in Control Arrangements**	With the exception of our PSU awards that may vest upon a change in control, our change in control compensation arrangements include a "double trigger" provision that requires both a change in control of the Company plus a qualifying termination of employment before payments and benefits are paid.
• **Human Capital Management and Succession Planning**	We provide opportunities for training and advancement to all employees as part of our human capital management program. Furthermore, we conduct succession planning and executive assessments for all key employees to ensure orderly succession plans are in place.
• **Independent Compensation Committee**	The Compensation Committee consists solely of independent directors.
• **Compensation Recovery Policy**	We have a policy providing for the recovery of certain cash incentive compensation and equity or equity-based awards from our CEO and other executive officers (including our other named executive officers).
• **Stock Ownership Guidelines**	We maintain stock ownership guidelines for our CEO, our other executive officers (including our other named executive officers) and the non-employee members of our Board.
• **Equity Award Grant Policy**	Equity awards are granted in accordance with our Equity Award Grant Policy. We do not have any program, practice or plan to time equity awards in coordination with the release of material non-public information.
• **Retain an Independent Compensation Advisor**	The Compensation Committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.

	What We Do
• **Annual Executive Compensation Review**	The Compensation Committee conducts an annual review of our compensation strategy, including a review of our compensation used for comparative purposes.
• **Balanced Time Horizon for Incentive Compensation**	We have a balance of time horizons for our incentive awards, including an annual cash incentive plan, a three-year performance period for our TSR PSUs and Stock Price PSUs and a three-year vesting period for our RSUs.

	What We Don't Do
• **No Special Retirement Plans**	We do not currently offer pension arrangements or retirement plans to our executive officers other than statutory severance benefits required under the Employee Retirement Benefit Security Act of Korea.
• **No Stock Option Re-Pricing**	Our equity compensation plan does not permit stock options or stock appreciation rights ("SARs") to be repriced to a lower exercise or strike price without the approval of our stockholders.
• **No Excise Tax Payments on Future Post-Employment Compensation Arrangements**	We do not provide any excise tax reimbursement payments (including "gross-ups") with respect to payments or benefits contingent upon a change in control of the Company. The Company does, however, have the obligation to provide tax equalization to the CEO and the CCO with respect to such payments and benefits, as a part of their expatriate benefit package because they are subject to taxation in both the U.S. and Korea.
• **No Hedging or Pledging**	We prohibit our employees, including our executive officers, and the non-employee members of our Board from pledging, engaging in short sales and certain derivative transactions relating to our securities.
• **No Special Welfare or Health Benefits**	We do not provide our executive officers with any welfare or health benefit programs, other than participation on the same basis as our full-time employees in the employee programs that are standard in our industry sector. The Company does provide customary international health insurance to the CEO and the CCO as a part of their expatriate benefit package.
• **No Dividends or Dividend Equivalents Payable on Unvested Equity Awards**	We do not pay dividends or dividend equivalents on unvested equity awards.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and/or other dispositions of the Company's securities by the Company's directors, officers and employees, among other covered persons. The Company believes this policy is reasonably designed to promote and enforce compliance by such covered persons with applicable insider trading laws, rules and regulations, as well as the listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to the Annual Report on Form 10-K filed with the SEC on March 14, 2025.

Say on Pay Vote and Stockholder Input

The Compensation Committee has responsibility to ensure that the compensation paid to our executive officers aligns with the interests of our stockholders and the Company's compensation philosophy. Approximately 79.9% of the stockholders at the Annual Meeting of Stockholders of the Company held in 2024 ("2024 Annual Meeting") voted to approve the compensation of the Company's named executive officers as disclosed in the Company's 2024 proxy statement. Based on the results of the advisory vote and discussions with key shareholders, the Compensation Committee determined to revise the structure of 2025 PSUs to be granted to our named executive officers to focus on significant stock price goals to better align management's compensation with shareholders. We remain committed to listening to stockholder feedback as we continue to evaluate and refine our compensation programs.

In addition, at our 2024 Annual Meeting, our stockholders recommended that we hold future non-binding advisory votes on the compensation of our named executive officers every year. As part of our commitment and consistent with the results of the advisory "Say on Frequency" vote of our stockholders that was held at our 2024 Annual Meeting, we intend to hold an annual non-binding, advisory vote on the compensation of our named executive officers to provide our stockholders with an opportunity to provide their feedback on an annual basis.

Timing of Compensation Decisions

Generally, at the end of each annual evaluation period, our CEO reviews the performance of the other executive officers and presents his conclusions and recommendations to the Compensation Committee. At that time and throughout the year, the Compensation Committee also evaluates the performance of our CEO, which is measured in substantial part against our consolidated financial performance.

Equity awards are made in accordance with our Equity Award Grant Policy described below. We do not have any program, plan or practice to time equity award grants in coordination with the release of material non-public information.

Role of the Compensation Committee in Compensation Decisions

The Compensation Committee's responsibilities include evaluating, approving and monitoring our named executive officer and director compensation plans, policies and programs, as well as each of our equity-based compensation plans and policies. In addition, the Compensation Committee has the responsibility of periodically reviewing and advising the Board concerning our human capital strategies, initiatives and programs with respect to our culture, talent, recruitment, retention and employee engagement and inclusion efforts.

Consistent with our compensation philosophy and objectives, the Compensation Committee evaluates our executive officer compensation packages annually to ensure that:

- We maintain our ability to attract and retain superior executives in critical positions;
- Our executives are incentivized and rewarded for corporate growth, achievement of long-term corporate objectives and individual performance that meet or exceed our expectations without encouraging unnecessary risk-taking; and
- Compensation provided to critical executives remains competitive relative to the compensation paid to similarly situated executives of companies in the semiconductor industry.

In addition to the annual reviews, the Compensation Committee also typically considers compensation changes upon a named executive officer's promotion or other change in job responsibility.

Role of CEO in Compensation Decisions

For named executive officers other than our CEO, we have historically sought and considered input from our CEO and our independent compensation consultant as described below, in making determinations regarding executive compensation.

Our CEO annually reviews the performance of our other named executive officers. Thereafter, he presents conclusions and recommendations regarding the compensation of such officers, including proposed salary adjustments and incentive amounts, to the Compensation Committee. The Compensation Committee then takes this information into account when it makes final decisions regarding any adjustments or awards.

The review of performance by the Compensation Committee and our CEO of our other named executive officers is both an objective and subjective assessment of each named executive officer's contribution to our performance, leadership qualities, strengths and weaknesses and performance relative to goals set by the Compensation Committee or our CEO, as applicable. The Compensation Committee and our CEO do not systematically assign a weight to the factors, and may, in their discretion, consider or disregard any one factor which, in their sole discretion, is important to or irrelevant for a particular executive.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2024, the Compensation Committee retained Compensia, a national compensation consulting firm, to serve as its independent compensation consultant. This compensation consultant serves at the discretion of the Compensation Committee.

During 2024, Compensia attended some of the meetings of the Compensation Committee (both with and without management present) during the period of its engagement and provided the following services:

- Consulting with the Compensation Committee Chair and other members between Compensation Committee meetings on compensation matters as needed;
- Reviewing the Compensation Discussion and Analysis and assisting in the drafting of the Pay Versus Performance disclosure;
- Reviewing and updating the compensation peer group used to assess executive compensation;
- Providing market data for selected executive officer positions covering target total direct compensation levels and design to help the Compensation Committee determine how to competitively set compensation for the selected executive officer positions; and
- Assistance with the design of the Stock Price PSUs.

In 2024, Compensia did not provide any services to us other than the consulting services to the Compensation Committee. The Compensation Committee regularly reviews the objectivity and independence of the advice provided by its compensation consultant on executive compensation. In 2024, the Compensation Committee considered the six specific independence factors adopted by the SEC and reflected in the NYSE listing standards and determined that the work performed by Compensia did not raise any conflicts of interest.

Elements of Compensation

In making decisions regarding the pay of the named executive officers, the Compensation Committee looks to set a total compensation package for each officer that will retain high-quality talent and motivate the officer to achieve the goals set by our Board. Our executive compensation package is generally comprised of the following elements:

Element	Purpose	Description
Annual base salary	Provides a fixed source of annual cash compensation for our named executive officers.	Based upon each individual's skills, experience and performance as well as the criticality of the role.
Short-term cash incentives	Incentivizes achievement of key annual financial, operational and strategic goals.	Variable cash compensation based on performance.
Long-term equity incentives	Aligns the interests of our named executive officers with those of our stockholders by increasing stock ownership, incentivizing increases in stockholder value and strengthening retention.	Variable equity compensation delivered through two vehicles: — Service-based RSUs with a three-year vesting period; and — Stock Price PSUs to be earned based on the 30-calendar day volume-weighted average Company stock price ("VWAP") at the end of the three-year performance period ending

Element	Purpose	Description
		on January 31, 2027, requiring the stock to be equal to or greater than $14.14 to achieve any vesting.
Expatriate and other executive benefits	Allows us to remain competitive with peer and market practices and to retain key personnel on expatriate assignments by minimizing adverse financial impacts associated with such assignments.	Benefits include housing allowances, relocation and repatriation allowances, insurance premiums, reimbursement for the use of a car, home leave flights, tax equalization payments and tax advisory services.

Our executives also participate in a health and welfare benefits package that is generally available to all of our employees and are each party to an employment agreement that provides for limited post-employment and change in control payments and benefits.

Sources of Market Data

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of comparable technology companies. The companies in this compensation peer group were selected on the basis of their similarity to us in size, industry focus and being based in the U.S. We focused on U.S.-based companies because our highest-ranking executives are U.S. expatriates who have opportunities to work with U.S.-based technology companies.

Compensia provided the Compensation Committee with an analysis of the prior compensation peers with a recommendation of three companies to exclude based on the companies being acquired or being outside the financial ranges noted below. Compensia also provided three potential additions based on the selection criteria noted below. The Compensation Committee reviewed the proposed changes to our compensation peer group and approved the final group to be used for this year's analysis. The companies in this compensation peer group were selected on the basis of their similarity to us, based on the following criteria:

- Industry — semiconductors; semiconductor equipment and electronic equipment & instruments;
- Company type — Public companies primarily headquartered in the U.S. and traded on a major U.S. stock exchange;
- Similar revenue size — 0.4x – 2.5x Magnachip's then-current revenue of $250 million ($100 million to $625 million);
- Market capitalization — 0.25x – 4.0x Magnachip's then-current market cap of $336 million ($84 million to $1.3 billion);
- Executive positions similar in breadth, complexity and/or scope of responsibility; and
- Competitors for executive talent.

The Compensation Committee approved the use of market data from the following group of peer companies, which was reviewed and approved in November 2023 for our 2024 executive compensation market assessment:

ACM Research	indie Semiconductor
Alpha and Omega Semiconductor	inTEST
Amtech Systems	Napco Security Technologies
CEVA	nLIGHT
Cohu	Photronics
FARO Technologies	SkyWater Technology
Ichor Holdings	Veeco Instruments
Impinj	Vishay Precision Group

The Compensation Committee reviews and updates the peer group periodically to ensure that the peer group companies satisfy our selection criteria. As a result of the review of the 2023 peer group, the following updates were made to establish the 2024 peer group:

- Ambarella, Axcelis Technologies, Credo Technology Group Holding, Diodes, MaxLinear, and Rambus were removed due to market cap positioned above the selection criteria range; and
- ACM Research, Amtech Systems, FARO Technologies, indie Semiconductor, inTEST, Napco Security Technologies, and nLIGHT were added based on the selection criteria.

The Compensation Committee seeks to establish a total compensation package for our named executive officers that is competitive with the compensation for similarly situated executives in this compensation peer group, while also considering each executive's experience and performance. Accordingly, the Compensation Committee used the market data from this peer group as a reference point in its 2024 executive compensation process.

Elements of Compensation and Weighting

The Compensation Committee does not apply a formula or assign relative weight in apportioning compensation among the various elements used. Instead, it makes a subjective determination after considering all information collectively for each element of compensation.

Annual Base Salary

The Compensation Committee seeks to set the base salaries of our named executive officers at competitive levels as compared to similarly situated executives in our select peer group, but also takes into account the named executive officer's experience, skill set and the value of that skill set and performance. The Compensation Committee makes a subjective decision regarding any changes in base salary based on these factors and the data from our select peer group. The Compensation Committee does not systematically assign weights to any of the factors it considers, and may, in its discretion, ignore any factors or deem any one factor to have greater importance for a particular executive officer. In 2024, the Compensation Committee increased the annual base salary of our CFO by 12.9%, from $310,000 to $350,000, effective as of March 1, 2024, to better align our CFO's compensation with the market. In light of the prevailing business environment, the annual base salaries of our other named executive officers remained the same without an increase in 2024. Furthermore, all of our named executive officers participated in a voluntary salary deferral program for the entirety of 2024, whereby they deferred the receipt of 10% of their base salary until January 2025. The 2024 base salary for each named executive officer is set forth below.

Named Executive Officer	2024 Base Salary(1)
Young-Joon Kim	$561,700
Shin Young Park	$344,202(2)
Theodore Kim	$351,000

(1) The discrepancy between the amounts in this table and the contractually agreed amounts for each named executive officer is attributable to fluctuations in the exchange rate.

(2) Ms. Park's annual base salary was increased from $310,000 to $350,000, effective as of March 1, 2024.

Effective as of April 2025, our CEO volunteered to reduce his annual base salary by 20% (the "CEO Salary Reduction"). The CEO Salary Reduction will remain in effect until such time as the "operating income" line on the consolidated financial statements of the Company is greater than zero for any two consecutive fiscal quarters. Upon achieving such result, our CEO's annual base salary will return to the amount immediately prior to the reduction (the "CEO Original Base Salary"), effective as of the first day of the fiscal quarter immediately following such two consecutive fiscal quarters. Upon the occurrence of a change in control (regardless of whether accompanied by termination), our CEO's annual base salary will immediately return to the CEO Original Base Salary. Furthermore, the CEO Original Base Salary will be used for the calculation of (a) any statutory severance or pension benefits that our CEO may be entitled to receive, (b) cash severance payments that he may be entitled to receive pursuant to his employment agreement and (c) the annual cash bonus, if any.

Similarly, effective as of April 2025, our CFO volunteered to reduce her annual base salary by 10% (the "CFO Salary Reduction"). The CFO Salary Reduction will remain in effect until such time as the "operating income" line on the consolidated financial statements of the Company is greater than zero for any two consecutive fiscal quarters. Upon achieving such result, our CFO's annual base salary will return to the amount immediately prior to the reduction (the "CFO Original Base Salary"), effective as of the first day of the fiscal quarter immediately following such two consecutive fiscal quarters. Upon the occurrence of a change in control (regardless of whether accompanied by termination), our CFO's annual base salary will immediately return to the CFO Original Base Salary. Furthermore, the CFO Original Base Salary will be used for the calculation of (a) any statutory severance or pension benefits that our CFO may be entitled to receive, (b) cash severance payments that she may be entitled to receive pursuant to her employment agreement and (c) the annual cash bonus, if any.

Short-Term Cash Incentives

We have been providing short-term cash incentive opportunities to encourage our named executive officers to achieve certain short-term corporate performance goals. The employment agreement that each of our named executive officers has entered into includes a target bonus amount, which is expressed as a percentage of base salary. In 2024, there were no changes in the target bonus amounts, as expressed as a percentage of base salary.

The Compensation Committee typically makes annual determinations regarding short-term cash incentive compensation based on various performance-related factors, including our annual operating plan, which is generally adopted in the December preceding each fiscal year. The Compensation Committee also considers for each year the cash bonus payout percentage earned by our non-executive employees pursuant to the terms of the collective bargaining agreement entered into by our Korean operating subsidiary, Magnachip Semiconductor, Ltd. ("MSK"), which agreement provides that the annual cash bonus budget for all non-executive employees shall be 10% of MSK's operating income for each applicable year. The Compensation Committee's annual determination regarding short-term cash incentive compensation for our executives, including our named executives officers, is conducted generally with a view toward applying a payout percentage (applicable to the target bonus amount) to our executives that is similar to, or commensurate with, that determined under the applicable collective bargaining agreement.

For 2024, the Compensation Committee determined that the payout percentage of short-term cash incentive compensation for our executives would be 0%, as the Company did not meet the threshold financial performance.

Target bonus as a percentage of base salary, the target bonus amount and the actual amount of 2024 bonus award for each of our named executive officers are set forth below.

Named Executive Officer	Target Bonus (% of Base Salary)	Target Bonus Amount	Actual Amount
Young-Joon Kim	100%	$560,100	$0
Shin Young Park	75%	$262,500	$0
Theodore Kim	75%	$262,500	$0

(1) Target bonus percentages of base salary remained the same as compared to the prior year, with the difference from last year resulting from (i) the expiration of Mr. YJ Kim's voluntary election to reduce his base salary by 10% in 2023, whereupon his base salary reverted to the amount immediately prior to such reduction and (ii) the salary increase for Ms. Park that took effect in March 2024.

Long-Term Equity Incentives

Equity awards are not tied to base salary or cash incentive amounts and constitute lesser or greater proportions of total compensation for each executive depending on market practices and the Compensation Committee's determination of target grant values. The Compensation Committee, relying on the professional and market experience of our Compensation Committee members, as well as information provided by our compensation consultant, generally seeks to set equity awards at competitive levels based on both U.S. and Korean market practices and taking into account our equity plan share pool and projected dilution of our shares outstanding. The Compensation Committee does not target a specific percentile within our peer group with respect to equity-based compensation.

Consistent with the Compensation Committee's desire to provide compensation that is largely "at risk" while still competitive with our peers with whom we compete for talent, our equity compensation program for our named executive officers includes PSUs each year along with RSUs. The Compensation Committee believes that the inclusion of PSUs in our executive compensation program is consistent with, explicitly linked to, and supports our strategic objective of enhancing stockholder value.

The general terms of the equity awards contemplated by our 2024 executive compensation program are summarized in the table below.

Service-Based RSUs	Stock Price PSUs
• Vest over three years in three equal annual installments, subject to the executive's continued employment through each applicable vesting date.	• Stock Price PSUs to be earned based on stock price performance at the end of the three-year performance period ending on January 31, 2027. • Stock price achievement prior to the end of the performance period does not count for achieving the goal (except in the case of a change in control; see the section below entitled "Potential Payments Upon Termination or Change in Control" for details). • Stock price performance is determined at the end of the performance period based on the trailing 30-calendar day VWAP: • $14.14 = 100% vesting. • $21.21 = 200% vesting. • $28.28 = 300% vesting. • Linear interpolation for stock prices between $14.14 and $28.28.

The terms and conditions of the Stock Price PSUs were adopted based on discussions with certain significant shareholders, who expressed the desire for better alignment between our named executive officers and shareholders and believed that PSUs that vest based on achieving stock price targets were the best way to achieve that goal. The initial stock price target of $14.14 is significantly higher than the stock price at the time of grant and will require execution of our business strategy in order to be earned, with the other two stock price targets of $21.21 and $28.28 requiring 50% and 100% additional stock price appreciation). The stock price in all cases is measured based on the trailing 30-calendar day average at the end of the three year performance period, and achievement prior to that time is not recognized, so that the Stock Price PSUs have a full three-year performance period (absent a change in control).

The below tables summarize the RSUs and Stock Price PSUs granted to each of the named executive officers in 2024. No other equity awards were granted to our named executive officers in 2024.

			RSUs	
Name	**Grant Date**	**FV of Grant Date**	**RSUs Granted (#)**	**Aggregate Fair Value on Grant Date ($)**
Young-Joon Kim	06/01/2024	$5.03	133,000	668,990
Shin Young Park	06/01/2024	$5.03	75,000	377,250
Theodore Kim	06/01/2024	$5.03	75,000	377,250

			Stock Price PSUs		
Name	**Grant Date**	**FV of Grant Date ($) (100% Vesting case)**	**100% Vesting of Shares (#)**	**200% Vesting of Shares (#)**	**300% Vesting of Shares (#)**
Young-Joon Kim	06/01/2024	1,343,010	267,000	534,000	801,000
Shin Young Park	06/01/2024	377,250	75,000	150,000	225,000
Theodore Kim	06/01/2024	377,250	75,000	150,000	225,000

As of December 31, 2024, the performance period applicable to the TSR PSUs granted in 2022 (the "2022 TSR PSUs") ended. The payout percentage applicable to the 2022 TSR PSUs is represented by four performance levels, “Threshold,” “Target,” “Maximum,” and “Supermaximum.” Supermaximum is achieved only if Magnachip ranks first in the S&P Semiconductor Index. In March 2025, based on such performance metric, the Compensation Committee determined that the vesting percentage of the 2022 TSR PSUs to be 0%, as the Company recorded a TSR of -78.64% for the performance period, placing it at the 8th percentile within the S&P Semiconductor Index, which was below the achievement threshold of the 35th percentile. As a result, TSR PSUs covering the following number of shares of our Common Stock were forfeited by our named executive officers: Mr. YJ Kim—39,400; Ms. Park—4,500; and Mr. T. Kim—7,500.

Health and Welfare Benefits

Our named executive officers are eligible to participate in our employee benefit plans that are generally provided to all full-time employees, and on the same basis as all of our full-time employees in the country in which they are resident. For Messrs. YJ Kim and T. Kim, these benefits included individual health insurance (medical, dental and vision).

Perquisites and Other Benefits

We provide the named executive officers with perquisites and other benefits, including expatriate benefits, which the Compensation Committee believes are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Generally, perquisites are determined based upon what the Compensation Committee considers to be customary perquisites offered by our select peer group and are not based upon a median cost for specific perquisites or for the perquisites in aggregate. The Compensation Committee determines the level and types of expatriate benefits for the named executive officers based on local market surveys taken by our human resources group. These surveys are not limited to our select peer group, but include a broad range of companies based outside of Korea but with significant operations in Korea. Attributed costs of the personal benefits for the named executive officers are set forth in the Summary Compensation Table below. Consistent with the industry practice of hiring key expatriate executives and relocating such executives to a foreign country, like Korea, the provision of expatriate benefits to key expatriate executives allows us to retain key personnel on expatriate assignments and minimize any financial impacts associated with such assignments.

Mr. YJ Kim and Mr. T. Kim were expatriates during 2024 and received expatriate benefits commensurate with market practice in Korea. The Compensation Committee determined the appropriate benefits for each expatriate in accordance with internal policies approved by our Board from time to time, which generally included housing allowances, relocation and repatriation allowances, insurance premiums (including, in addition to health and welfare benefits described above, group personal accident and business travel insurance), reimbursement for the use of a car, home leave flights, tax equalization payments and tax advisory services.

Employment Agreements and Post-Employment Severance Benefits

Each of our named executive officers is party to an employment agreement or executive service agreement that provides for certain payments upon termination of the executive’s employment and/or a change in control of the Company and that is intended to align the interests of the executive and stockholders if a transaction were to occur. Please see the section below entitled “Potential Payments Upon Termination or Change in Control” for further discussion of those benefits. We believe that the use of severance arrangements appropriately mitigates some of the risk that exists for executives working in our highly competitive industry and allows the executives to focus on our business objectives.

Pursuant to the Employee Retirement Benefit Security Act, certain executive officers residing in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. For purposes of this section, we call this benefit “statutory severance.” The base statutory severance is approximately one month of base salary per year of service. Each of our named executive officers accrued statutory severance in 2024.

Compensation Recovery Policy

In November 2023, the Company adopted a new Compensation Recovery Policy in accordance with the NYSE listing rules. The Compensation Recovery Policy applies to all incentive-based compensation, which is any compensation provided, directly or indirectly, by the Company that is granted, earned or vested based, in whole or in party, upon the attainment of financial reporting measures, received by executive officers, including our named executive officers.

The Compensation Recovery Policy applies in the case of a financial restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or what would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Compensation Recovery Policy provides that promptly following such a financial restatement, the Company will determine the amount of the erroneously awarded compensation, which is the excess of the amount of incentive-based compensation received by current and former executive officers during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. The Compensation Recovery Policy also provides for discretionary recovery of erroneously-earned incentive-based compensation from all other employees, as well as discretionary recovery from executive officers and other employees of all incentive-based compensation and (in the case of intentional or willful misconduct) any other equity-based compensation in the event such executive officer's or other employee's act or omission contributed to the circumstances of such financial restatement. The Compensation Committee is responsible for determining the method to recover erroneously awarded compensation.

Anti-Hedging and Pledging Policy

The Company has adopted the Securities Trading Policy, which applies to all of the directors, officers and employees of the Company, to describe the standards concerning the handling of non-public information relating to the Company and the buying and selling of securities of the Company. The policy prohibits engaging in pledging, short sales and buying or selling puts, calls, options or other derivatives in respect of securities of the Company. The policy also strongly discourages speculative hedging transactions where even long-term hedging transactions that are designed to protect an individual's investment in Company securities (i.e., the hedge must be for at least twelve (12) months and relate to stock or options held by the individual) are only permitted after being pre-cleared with the Chairman of the Board and the Company's General Counsel.

Equity Award Grant Policy

The Company has adopted an Equity Award Grant Policy. The policy provides that equity awards made in connection with the hiring of a new employee or the promotion of an existing employee will generally be made on a bi-monthly basis, and that, unless the Board, the Compensation Committee, or its delegate determines otherwise, will be effective on the earlier of the 1st or the 15th day of the month during which such grant is approved, or the month immediately following the date on which such grant is approved, as appropriate. In addition, new hire grants will generally become effective at least fourteen days after the date on which an employee's employment begins. Annual and other equity awards to continuing employees, if made, will generally be made at a meeting of the Board or the Compensation Committee, or its delegate established in advance, and will generally become effective on the earlier of the 1st or the 15th day of the month during which such grant is approved, or of the month immediately following the date on which such grant is approved, as appropriate.

Equity awards denominated in a number of shares will be priced in accordance with the terms of the Company's 2020 Equity and Incentive Compensation Plan. If a grant of restricted stock or RSUs is denominated in dollars, the number of shares of restricted stock or RSUs subject to such grant will be calculated by dividing the dollar value of the approved award by the volume-weighted average closing market price on the NYSE (or such other market on which the Company's stock is then principally listed) of one share of the Company's stock over the trailing 30-day period ending on the last day immediately prior to the grant date.

Equity Grant Timing

During 2024, our Board and Compensation Committee did not take into account any material nonpublic information when determining the timing and terms of equity incentive awards, and we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During 2024, we did not grant stock options to any of our named executive officers during any period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-K, 10-Q or 8-K that discloses material nonpublic information.

Stock Ownership Guidelines

The Company maintains a Stock Ownership Policy (the "Stock Ownership Policy") that is applicable to our non-employee directors and executive officers. The Stock Ownership Policy requires that:

- The Chairman of the Board hold equity in the Company with a value equal to the lesser of (i) three times his or her then current annual Board and Chairman cash retainer and (ii) three times his or her initial annual Board and Chairman cash retainer paid at the time he or she became subject to the Stock Ownership Policy as the Chairman of the Board;
- Non-employee directors hold equity in the Company with a value equal to the lesser of (i) three times the non-employee director's annual Board cash retainer and (ii) three times his or her initial annual Board cash retainer paid at the time he or she became subject to the Stock Ownership Policy as a director of the Company;
- The Chief Executive Officer owns equity in the Company equal to the lesser of (i) five times his or her then current annual base salary and (ii) five times his or her annual base salary paid at the time he or she became subject to the Stock Ownership Policy as the Chief Executive Officer of the Company; and
- All other covered executives own equity in the Company equal to the lesser of (i) two times his or her annual base salary and (ii) two times his or her annual base salary as of the date such individual's entered into their role that made them subject to the Stock Ownership Policy.

Under the Stock Ownership Policy, shares of our Common Stock directly owned by covered executives and directors, vested but not settled RSUs, 50% of any vested unexercised options, shares owned jointly with a spouse and shares of our Common Stock held in a trust established by a covered executive or director for the benefit of the such covered executive or director and/or family members will all count towards satisfying the minimum equity ownership requirement of the Stock Ownership Policy.

The Stock Ownership Policy provides that an individual subject to the policy is required to be in compliance with the minimum equity ownership requirement by the later of the five-year anniversary of the implementation date of the Stock Ownership Policy and the five-year anniversary of such individual's entrance into their role that made them subject to the Stock Ownership Policy. All applicable non-employee directors and executive officers of the Company met the ownership guidelines based on the trailing 90-day average stock price as of December 31, 2024.

In addition to equity award grants received from the Company, our non-employee directors and executive officers have from time to time purchased shares of the Company's Common Stock in the open market, exhibiting their intent to be better aligned with the interests of our shareholders. The following table shows the purchases of shares of the Company's Common Stock by our non-employee directors and named executive officers:

Name	Total Number of Shares Purchased
Ilbok Lee (1)	25,000
Camillo Martino (2)	58,000
Gilbert Nathan (3)	40,000
Young-Joon Kim (4)	53,062
Shin Young Park (5)	13,865
Theodore Kim (6)	15,000

(1) Dr. Lee most recently purchased 20,000 shares on March 14, 2025.
(2) Mr. Martino most recently purchased 20,000 shares on March 13, 2025.
(3) Mr. Nathan most recently purchased 20,000 shares on March 13, 2025.
(4) Mr. YJ Kim most recently purchased 17,826 shares on March 8, 2024.
(5) Ms. Park most recently purchased 9,000 shares on March 12, 2024.
(6) Mr. T. Kim most recently purchased 7,000 shares over March 11 and 12, 2024.

Accounting Considerations

The Compensation Committee considers the accounting impact of equity awards when designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), the standard which governs the accounting treatment of stock-based compensation awards. However, accounting cost is just one factor considered when designing such compensation plans and arrangements for our executive officers and other employees.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth above under "Compensation Discussion and Analysis" with our management and, based on such review and discussion, has recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report was submitted by the Compensation Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act and shall not be incorporated by reference in any of our other filings under the Securities Act or Exchange Act except to the extent we specifically incorporate this report therein.

Members of the Compensation Committee:

Camillo Martino, Chair
Kyo-Hwa (Liz) Chung

Summary Compensation Table

The following table sets forth certain information concerning the compensation earned during the years ended December 31, 2024, 2023 and 2022, of our named executive officers:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Young-Joon Kim	2024	561,700	—	—	2,012,000	—	92,913	407,682(5)	3,074,295
Chief Executive Officer	2023	502,819	1,011	—	3,885,901	—	35,335	1,486,477	5,911,543
Shin Young Park	2024	344,202	—	—	754,500	—	59,426	20,628(6)	1,178,756
Chief Financial Officer	2023	284,497	1,011	—	860,636	—	23,313	58,541	1,227,998
Theodore Kim	2024	351,000	—	—	754,500	—	56,994	198,726(7)	1,361,220
Chief Compliance Officer, General Counsel and Secretary	2023	349,118	1,011	—	1,356,811	—	22,238	532,438	2,261,616

Note: A monthly average exchange rate was used to convert amounts in the above table that were originally paid in Korean won.

(1) The discrepancy between the amounts in the above table and the contractually agreed amounts for each named executive officer is attributable to fluctuations in the exchange rate. In addition, Ms. Park received an increase in her base salary that took effect on March 1, 2024. While Mr. YJ Kim's base salary was not increased in 2024, he had volunteered to reduce temporarily his base salary by 10% in 2023. The temporary reduction expired at the end of 2023, and thus his base salary returned to the amount immediately prior to such reduction.

(2) No annual cash bonus was granted to any of our named executive officers in 2024.

(3) The amount reported represents the aggregate grant date fair value of RSUs and Stock Price PSUs granted to our named executive officers in 2024, determined in accordance with FASB ASC 718. Such grant date fair value does not take into account any estimated forfeitures. The amount reported in this column reflects the accounting cost for these RSUs and Stock Price PSUs and does not correspond to the actual economic value that may be received by the applicable NEO upon the vesting/settlement of the awards or any sale of the underlying shares of Common Stock. The Stock Price PSUs are reported based on the performance level associated with a 100% vesting. When calculated at the maximum performance level (at the performance level associated with a 300% vesting in the case of Stock Price PSUs), the amount of the Stock Price PSUs in 2024 would be $4,029,030 for Mr. YJ Kim, $1,131,750 for Ms. Park and $1,131,750 for Mr. T. Kim. Vesting percentage for the 2022 TSR PSUs was determined by the Compensation Committee on March 1, 2025, and as a result of actual performance over the performance period, these awards were forfeited in their entirety. See the section subtitled "Compensation Discussion and Analysis—Long-Term Equity Incentives" for further information.

(4) Consists of statutory severance accrued for the years ended December 31, 2024. See the section below subtitled "Pension Benefits for the Fiscal Year Ended December 31, 2024" for a description of the statutory severance benefit.

(5) Consists of the following personal benefits paid to Mr. YJ Kim for 2024: (a) $172,635 for Mr. YJ Kim's housing lease; (b) $8,268 for reimbursement of tuition expenses for Mr. YJ Kim's child; (c) $88,055 for health insurance premiums; (d) $8,089 for accident insurance and business travel insurance premiums; (e) $26,766 for annual cash special allowance (the amount reported in this table differs from the $27,000 contractual annual cash special allowance due to fluctuation in the exchange rate between U.S. dollars and Korean won during the year); (f) $14,745 for car and driver expense (including personal use of a car service provided by the Company); (g) $30,784 for tax consulting expense; (h) $23,797 for living expense; (i) $2,350 for meal allowance, welfare points and similar benefits; (j) -$88,491 of reimbursement (payable

by Mr. YJ Kim to the Company) of the difference between the actual U.S. tax Mr. YJ Kim paid (taking into account the use of foreign tax credit carryover) and the applicable hypothetical tax calculated for fiscal year 2024; and (k) $120,684 for reimbursement of Korean taxes paid in fiscal year 2023.

(6) Consists of the following personal benefits paid to Ms. Park for 2024: (a) $10,377 for health insurance premiums; (b) $2,844 for personal use of a car service provided by the Company; (c) $1,046 for annual health examination for spouse; (d) $804 for fitness allowance; (e) $1,239 for meal allowance; and (f) $4,318 for medical expense support, welfare points and similar benefits.

(7) Consists of the following personal benefits paid to Mr. T. Kim for 2024: (a) $78,568 for housing lease; (b) $18,209 for home leave flights; (c) $64,572 for health insurance premiums; (d) $2,025 for accident insurance and business travel insurance premiums; (e) $8,328 for reimbursement of tuition expense for Mr. T. Kim's child; (f) $4,252 for car expense (including personal use of a car service provided by the Company); (g) $19,192 for tax consulting expense; (h) $10,060 for living expense; (i) $3,531 for meal allowance, welfare points and similar benefits; (j) -$54,660 of reimbursement (payable by Mr. T. Kim to the Company) of the difference between the actual U.S. tax Mr. T. Kim paid (taking into account the use of foreign tax credit carryover) and the applicable hypothetical tax calculated for fiscal year 2024; and (k) $44,649 for reimbursement of Korean taxes paid in fiscal year 2023.

Grants of Plan-Based Awards Table for Fiscal Year 2024

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during 2024. The vesting schedule applicable to each award is set forth in the "Outstanding Equity Awards as of Fiscal Year End 2024" table. See the section subtitled "Compensation Discussion and Analysis—Long-Term Equity Incentives" for further information regarding grants made to our named executive officers during 2024.

		Estimated Future Payouts Under Equity Incentive Plan Awards (#)				
Name	**Grant Date**	**100% Vesting**	**200% Vesting**	**300% Vesting**	**All Other Stock Awards: Number of Shares of Stock or Units (#)(1)**	**Grant Date Fair Value of Stock Awards ($)(3)**
Young-Joon Kim	06/01/2024(1)	—	—	—	133,000	668,990
	06/01/2024(2)	267,000	534,000	801,000	—	1,343,010
Shin Young Park	06/01/2024(1)	—	—	—	75,000	377,250
	06/01/2024(2)	75,000	150,000	225,000	—	377,250
Theodore Kim	06/01/2024(1)	—	—	—	75,000	377,250
	06/01/2024(2)	75,000	150,000	225,000	—	377,250

(1) Represents the RSUs granted during fiscal year 2024 to our named executive officers. Further information on the RSU awards can be found in the "Compensation Discussion & Analysis" section above.

(2) Represents the Stock Price PSUs granted during fiscal year 2024 to our named executive officers. Vesting of the Stock Price PSUs granted with a three-year performance period ending January 31, 2027 will be based on the Company's stock price performance as measured by the trailing 30-calendar day VWAP ending on and including January 31, 2027, subject to the satisfaction of the number of full months the executive officer provided continuous service through the applicable performance period ("Continued Service Condition"), with a vesting percentage ranging from 100% to 300%, with straight-line interpolation between $14.14 and $28.28, based on stock price achievement: 100% vesting for $14.14, 200% vesting for $21.21, and 300% vesting for $28.28.

(3) Represents the grant date fair value of each equity-based award as determined in accordance with FASB ASC 718. For the performance-based equity awards, the amounts are reported at the target performance level based on the probable outcome of the applicable performance conditions.

Outstanding Equity Awards at Fiscal Year End 2024

The following table sets forth all outstanding equity awards held by our named executive officers as of December 31, 2024. Please see the section below entitled "Potential Payments Upon Termination or Change in Control" for information regarding the impact of certain employment termination scenarios on outstanding equity awards.

	Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Young-Joon Kim	6/9/2015	90,610	—	7.64	6/9/2025
	3/11/2016	45,305	—	5.53	3/11/2026
Shin Young Park	8/11/2015	1,000	—	8.45	8/11/2025
	3/11/2016	1,500	—	5.53	3/11/2026
Theodore Kim	6/9/2015	51,740	—	7.64	6/9/2025
	3/11/2016	25,870	—	5.53	3/11/2026

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Young-Joon Kim	02/28/2022	—	—	39,400(4)	158,388
	02/16/2023	50,376(5)	202,512	57,092	229,510
	06/01/2024	88,667(6)	356,441	267,000(4)	1,073,340
Shin Young Park	02/28/2022	—	—	4,500(4)	18,090
	02/16/2023	12,508(5)	50,282	11,257	45,253
	06/01/2024	50,000(6)	201,000	75,000(4)	301,500
Theodore Kim	02/28/2022	—	—	7,500(4)	30,150
	02/16/2023	26,423(5)	106,220	12,195	49,024
	06/01/2024	50,000(6)	201,000	75,000(4)	301,500

(1) Represents the market value of RSUs based on our closing per share price of $4.02 on December 31, 2024, the last trading day of 2024.

(2) Represents unvested TSR PSUs granted on February 28, 2022 and February 16, 2023 and unvested Stock Price PSUs granted on June 1, 2024 for Mr. YJ Kim, Ms. Park and Mr. T. Kim at target performance level (i.e., at the performance level associated with a 100% vesting in the case of Stock Price PSUs). The TSR PSUs vest based on achievement of the TSR performance goal over the 2022-2024 performance period (for the 2022 grants) and 2023-2025 performance period (for the 2023 grants), subject to the completion of the Continued Service Condition. The Stock Price PSUs vest based on achievement of the Company's stock price performance as measured by the trailing 30-calendar day VWAP ending on and including January 31, 2027, subject to the completion of the Continued Service Condition, with a vesting percentage ranging from 100% to 300%, with straight-line interpolation between $14.14 and $28.28, based on stock price achievement: 100% vesting for $14.14, 200% vesting for $21.21, and 300% vesting for $28.28.

(3) Represents the market value of TSR PSUs and Stock Price PSUs at target performance level (i.e., at the performance level associated with a 100% vesting in the case of Stock Price PSUs) based on our closing per share price of $4.02 on December 31, 2024, the last trading day of 2024.
(4) On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs to be 0%, as the threshold performance metric for the performance period was not achieved. Accordingly, this award was forfeited in its entirety. See "Compensation Discussion and Analysis—*Long-term Equity Incentives*" for additional details.
(5) RSUs vest over three years in three equal annual installments, subject to executive's continued employment through each applicable vesting date. Represents the third installment, scheduled to vest on December 31, 2025.
(6) RSUs vest over three years in three equal annual installments, subject to executive's continued employment through each applicable vesting date. Represents the second and third installments, scheduled to vest on December 31, 2025 and December 31, 2026, respectively.

Proxy

Option Exercises and Stock Vested

The following table shows information regarding the vesting of stock awards held by our named executive officers in 2024. None of our named executive officers exercised stock options during 2024.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)(1)(3)**	**Value Realized on Vesting ($)(2)(3)**
Young-Joon Kim	109,042	438,349
Shin Young Park	42,508	170,882
Theodore Kim	59,757	240,223

(1) Represents the sum of RSUs that vested on December 31, 2024.
(2) Represents the sum of the value of vested RSUs as of the vesting date, based on our closing per share price on the vesting date.
(3) The share numbers and values set forth in these two columns do not take into account the shares that were withheld from the named executive officers to pay applicable withholding taxes. The below table shows the number of shares, with their values calculated as of the vesting date, that were withheld by the Company in order to pay applicable withholding taxes on behalf of our named executive officers:

	Stock Awards	
Name	**Number of Shares Withheld (#)**	**Value of Shares Withheld ($)**
Young-Joon Kim	38,166	153,427
Shin Young Park	20,787	83,564
Theodore Kim	20,916	84,082

Pension Benefits for the Fiscal Year Ended December 31, 2024

In addition to the severance benefits described above, pursuant to the Employee Retirement Benefit Security Act of Korea, certain executive officers residing in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. The base statutory severance accrues at the rate of approximately one month of base salary per year of service and is calculated on a monthly basis based upon the executive's salary for the prior three-month period. Accordingly, if the named executive officer's employment with the Company terminated on the last day of our fiscal year ended December 31, 2024, they would have been entitled to the statutory severance payments described below. The accumulated amounts under the statutory severance scheme are paid in a lump sum upon the executive's separation. Assuming no change in the applicable law, each of these executives will continue to accrue additional statutory severance benefits at the rate described above until his or her service with us terminates.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During the Last Fiscal Year ($)
Young Joon Kim	Statutory Severance	12	534,279	—
Shin Young Park	Statutory Severance	6	171,702	—
Theodore Kim	Statutory Severance	12	321,941	—

(1) The value reported in this column represents the accumulated amount of the benefit for each executive based on the formula described above of one month of base salary per year of credited service.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans for our named executive officers.

Potential Payments Upon Termination or Change in Control

Our named executive officers are each party to an employment agreement that provides for post-employment or change in control benefits. The terms "cause", "good reason", "disability" and "change in control" used below have the meanings given to them in the applicable CEO Agreement or Other Executive Agreement (each as defined below).

Employment Agreements

On April 26, 2018, the Company entered into a new employment agreement with Mr. YJ Kim that superseded his prior severance and employment agreements (the "CEO Agreement"). In October of 2018, the Company entered into similar arrangements with Mr. T. Kim that replaced his prior severance agreement and offer letter (the "CCO Agreement"). In February 2022, the Company entered into an executive service agreement (the "CFO Agreement") (together with the CCO Agreement, the "Other Executive Agreements") with Ms. Park that superseded her prior offer letter.

Under the CEO Agreement, Mr. YJ Kim is entitled to severance payments and benefits upon certain qualifying terminations of his employment with the Company. Upon termination of his employment by the Company without "cause" or his resignation for "good reason", in each case not in connection with a "change in control" (each, a "Non CIC Termination"), he is entitled to receive (i) 24 months of continued base salary (as then in effect or in effect prior to any diminution constituting "good reason") (the "Salary Payment"), (ii) a pro rata bonus based on actual performance (if such termination occurs after June 30 of the year of termination), (iii) a lump-sum payment equal to the cost of 12 months of Company-paid medical, dental and vision insurance premiums (the "Insurance Payment"), (iv) 90 days' continuation of his expatriate benefits, and (v) to the extent that he is eligible to receive such payments as part of the expatriate benefits, the repatriation allowance and expenses. Further, Mr. YJ Kim will vest in all unvested equity awards in accordance with the terms of our equity plan and the applicable award agreements.

If, during a period of time that (x) the Company is party to a definitive corporate transaction agreement the consummation of which would result in a "change in control" or (y) is within 18 months following a "change in control", Mr. YJ Kim's employment is terminated by the Company without "cause", by Mr. YJ Kim for "good reason" (each, a "CIC Termination") or by reason of his death or "disability", then he will be entitled to the severance payments described above, provided that (A) the Salary Payment shall be a lump sum payment equal to two times the sum of (1) his base salary (as then in effect or in effect prior to any diminution implicating "good reason") and (2) his annual bonus (as then in effect or in effect prior to any diminution implicating "good reason", but in no event greater than 100% of his base salary) and (B) the Insurance Payment will be in respect of 18 months rather than 12 months. Further, Mr. YJ Kim will vest in all equity awards in accordance with the terms of our equity plan and the applicable award agreements.

Mr. YJ Kim's right to receive any "change in control" or other severance payments provided in the CEO Agreement is subject to his execution of a release of claims against us and his compliance with certain restrictive covenants.

The Other Executive Agreements with Mr. T. Kim and Ms. Park provide that the applicable executive will be entitled to severance payments and benefits upon certain qualifying terminations of his or her employment with the Company. In the event that the applicable executive incurs a Non-CIC Termination, he or she will be entitled to (i) 12 months of continued base salary (as then in effect or in effect prior to any diminution constituting "good reason") (the "Other Executive Salary Payment"), (ii) a pro rata bonus based on actual performance (if such termination occurs after June 30 of the year of termination) (together with the Other Executive Salary Payment, the "Other Executive Severance Payment"), (iii) vesting of all equity awards in accordance with the terms of our equity plan and the applicable award agreements. Further, Mr. T. Kim would receive a lump sum payment equal to the cost of 12 months of Company-paid medical, dental and vision insurance premiums, 90 days' continuation of his expatriate benefits, and, to the extent that he is eligible to receive such payments as part of his expatriate benefits, a repatriation allowance in the amount of one month's base salary and certain repatriation expenses as described in his agreement.

In the event that Mr. T. Kim or Ms. Park incurs a CIC Termination, then the applicable executive will be entitled to the severance payments described above, provided that the Severance Payment instead will equal one and one-half times the executive's base salary (as then in effect or in effect prior to any diminution implicating "good reason"); and provided further, that if the date of termination occurs after June 30 of the calendar year in which the date of termination occurs, Mr. T. Kim will also receive an amount equal to an additional month of base salary for each month that has passed since July 1 through the date of termination (rounding up for any partial months), which will be payable in a lump sum on the sixtieth (60th) day following the date of termination. Further, the applicable executive will vest in all equity grants in accordance with the terms of our equity plan and the applicable award agreements.

In addition to the foregoing, certain equity awards held by our named executive officers contain additional terms and conditions relating to terminations or a change in control event.

For the TSR PSUs, the following terms apply:

- Upon an involuntary termination of the executive by the Company without cause or a termination by the executive for Good Reason not in connection with a change in control prior to the end of the performance period, the TSR PSUs shall remain eligible to vest (based on actual performance) on a pro rata basis.
- For Mr. YJ Kim, if a change in control occurs during the performance period, subject to Mr. YJ Kim's continued service through the consummation of the change in control, the TSR PSUs shall vest based on target level performance.
- For Mr. T. Kim and Ms. Park, if a change in control that occurs during the performance period, the performance period will be truncated to the close of a change in control, and the number of TSR PSUs eligible to vest will be prorated based on the number of full calendar months of continuous service during the performance period though the change in control, divided by the number of full calendar months in the full performance period, with that product multiplied by actual performance (the "CIC Eligible Units"). If the TSR PSUs are not assumed or a replacement award is not provided, then the CIC Eligible Units will vest and be settled in connection with the change in control.

For the Stock Price PSUs, the following terms apply:

- Upon an involuntary termination of the executive by the Company without cause or a termination by the executive for Good Reason, then Stock Price PSUs shall remain eligible to vest (based on actual performance) on a pro rata basis; and
- On a change in control, the performance period will be truncated to the close of a change in control. If the stock price is less than or equal to $14.14, then the PSUs will convert to RSUs at 100% vesting percentage. If the stock price is more than $14.14, then the PSUs will convert to in an amount reflecting a payout percentage ranging from 100% to 300%, with straight-line interpolation between $14.14 and $28.28. The converted awards will vest in full on January 31, 2027, subject to full vesting acceleration upon a upon a CIC Qualified Termination (defined in the employment agreement) prior to January 31, 2027. If the PSU is not assumed, then it will vest in full contingent on the close of the transaction in an amount based on the stock price targets (as described on the prior page), but in no case less than a 100% vesting.

The applicable executive's rights to receive any "change in control" or other severance payments under the Other Executive Agreements are subject to the applicable executive's execution of a release of claims against us and his or her compliance with certain restrictive covenants.

The following tables present our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of certain terminations of their employment and upon a change in control, assuming that each such event occurred on December 31, 2024, and assuming a closing per share price of $4.02 on December 31, 2024, the last trading day of 2024. In addition, the disclosure in the following table does not include:

- any accrued benefits that were earned and payable as of December 31, 2024; or
- payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers.

Young-Joon Kim

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)	Continuation of Benefits and Perquisites ($)(2)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	1,120,200	639,365(4)	224,972(7)	1,984,537
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	2,240,400(3)	2,020,191(5)	268,999(8)	4,529,590
Termination By the Company for Cause / By Executive without Good Reason	—	—	—	—
Change in Control (without termination of employment)	—	2,020,191(6)	—	2,020,191

(1) Represents cash severance payments payable pursuant to the CEO Agreement (including a pro rata bonus based on actual performance). See "Potential Payments Upon Termination or Change in Control" for additional information.

(2) Represents continuation of benefits and perquisites pursuant to the CEO Agreement and our expatriate benefit policy. See "Potential Payments Upon Termination or Change in Control" and "—Compensation Discussion and Analysis—Perquisites and Other Benefits" for additional information. Calculated assuming benefits for the applicable period will have the same dollar value as corresponding 2024 benefits.

(3) Mr. YJ Kim would also receive such benefits upon a termination as a result of his death or disability that occurs in connection with a change in control.

(4) Represents the value of Mr. YJ Kim's 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs that remain eligible to vest, based on the Continued Service Condition and the assumed termination date. More specifically, he would remain eligible to vest in the full number of his 2022 TSR PSUs, two-thirds of his 2023 TSR PSUs and 31% of his 2024 Stock Price PSUs. This column assumes vesting at the target performance level for his 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of his 2024 Stock Price PSUs. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $480,977, which is $158,388 lower than what is indicated in the table.

(5) Represents the value of immediate vesting of all RSUs granted after January 1, 2023. Mr. YJ Kim would also vest in his outstanding TSR PSUs and 2024 Stock Price PSUs at the time of the change of control. This column assumes vesting at the target performance level for his 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of his 2024 Stock Price PSUs. Mr. YJ Kim would also receive accelerated vesting of his RSUs upon his death or disability that occurs in connection with a change in control. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $1,861,803, which is $158,388 lower than what is indicated in the table.

(6) Assumes that the Compensation Committee exercised its discretion to fully accelerate all equity awards in connection with the transaction under the 2011 Plan and the 2020 Plan. Represents the value of accelerated vesting of unvested RSUs, 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs (assuming the TSR PSUs vest at target performance level and the Stock Price PSUs vest at the performance level associated with a 100% vesting). On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $1,861,803, which is $158,388 lower than what is indicated in the table.

(7) Includes the following continuation of benefits and perquisites for Mr. YJ Kim: (a) $42,568, which is housing expenses for Mr. YJ Kim's housing lease; (b) $88,055 for health insurance premiums; (c) $46,675 for repatriation allowance; (d) $22,642 for repatriation expense; (e) $17,094 for living expense, tax consulting fee and car service provided by the Company; (f) -$21,820 of estimated reimbursement (payable by Mr. YJ Kim) of the difference between the actual U.S. tax paid and the applicable hypothetical tax calculated for the applicable fiscal year; and (g) $29,758 for estimated reimbursement of Korean tax.

(8) Same as the total amount of Note (7) except this amount includes an additional $44,027 representing the employer cost of insurance premiums for an additional 6 months of insurance coverage. Mr. YJ Kim would also receive such benefits upon a termination as a result of his death or disability that occurs in connection with a change in control.

Shin Young Park

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)	Continuation of Benefits and Perquisites ($)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	350,000	140,386(2)	—	490,386
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	525,000	616,125(3)	—	1,141,125
Termination By the Company for Cause / By Executive without Good Reason / Disability / Death	—	—	—	—
Change in Control (without termination of employment)	—	616,125(4)	—	616,125

(1) Represents cash severance payments payable pursuant to the Executive Service Agreement. See "Potential Payments Upon Termination or Change in Control" for additional information.
(2) Represents the value of Ms. Park's 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs that remain eligible to vest, based on the Continued Service Condition and the assumed termination date. More specifically, she would remain eligible to vest in the full number of her 2022 TSR PSUs, two-thirds of her 2023 TSR PSUs and 31% of her 2024 Stock Price PSUs. This column assumes vesting at the target performance level for her 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of her 2024 Stock Price PSUs. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $122,296, which is $18,090 lower than what is indicated in the table.
(3) Represents the value of immediate vesting of all RSUs granted on or after January 1, 2023. Ms. Park would also vest in her outstanding TSR PSUs and 2024 Stock Price PSUs at the time of the change of control. This column assumes vesting at the target performance level for her 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of her 2024 Stock Price PSUs. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $598,035, which is $18,090 lower than what is indicated in the table.
(4) Assumes that the Compensation Committee exercised its discretion to fully accelerate all equity awards in connection with the transaction under the 2011 Plan and the 2020 Plan. Represents the value of accelerated vesting of unvested RSUs, 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs (assuming the TSR PSUs vest at target performance level and the Stock Price PSUs vest at the performance level associated with a 100% vesting). On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $598,035, which is $18,090 lower than what is indicated in the table.

Theodore Kim

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)	Continuation of Benefits and Perquisites ($)(2)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	350,000	154,959(3)	173,394(6)	678,353
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	700,000	687,894(4)	173,394(6)	1,561,288
Termination By the Company for Cause / By Executive without Good Reason / Disability / Death	—	—	—	—
Change in Control (without termination of employment)	—	687,894(5)	—	687,894

(1) Represents cash severance payments payable pursuant to the applicable Other Executive Agreement. See "Potential Payments Upon Termination or Change in Control" for additional information.
(2) Represents continuation of benefits and perquisites pursuant to the applicable Other Executive Agreements and our expatriate benefit policy. See "Potential Payments Upon Termination or Change in Control" and "Compensation Discussion and Analysis—Perquisites and Other Benefits" for additional information. Calculated assuming benefits for the applicable period will have the same dollar value as corresponding 2023 benefits.
(3) Represents the value of Mr. T. Kim's 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs that remain eligible to vest, based on the Continued Service Condition and the assumed termination date. More

specifically, he would remain eligible to vest in the full number of his 2022 TSR PSUs, two-thirds of his 2023 TSR PSUs and 31% of his 2024 Stock Price PSUs. This column assumes vesting at the target performance level for his 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of his 2024 Stock Price PSUs. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $124,809, which is $30,150 lower than what is indicated in the table.

(4) Represents the value of immediate vesting of all RSUs granted after January 1, 2023. Mr. T. Kim would also vest in his outstanding TSR PSUs and Stock Price PSUs at the time of the change of control. This column assumes vesting at the target performance level for his 2022 and 2023 TSR PSUs and at the performance level associated with a 100% vesting of his 2024 Stock Price PSUs. On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $657,744, which is $30,150 lower than what is indicated in the table.

(5) Assumes that the Compensation Committee exercised its discretion to fully accelerate all equity awards in connection with the transaction under the 2011 Plan and the 2020 Plan. Represents the value of accelerated vesting of unvested RSUs, 2022 and 2023 TSR PSUs and 2024 Stock Price PSUs (assuming the TSR PSUs vest at target performance level and the Stock Price PSUs vest at the performance level associated with a 100% vesting). On March 1, 2025, the Compensation Committee determined the vesting percentage of the 2022 TSR PSUs is 0%. Accordingly, the 2022 TSR PSUs were forfeited in their entirety. Had this been taken into account, the value would have been $657,744, which is $30,150 lower than what is indicated in the table.

(6) Includes the following continuation of benefits and perquisites for Mr. T. Kim: (a) $19,373 for housing expenses for Mr. T. Kim's housing lease; (b) $4,490 for Mr. T. Kim's home leave flights; (c) $64,572 for health insurance premiums; (d) $29,167 for repatriation allowance; (e) $50,000 for repatriation expense; (f) $8,261 for other personal benefits (including personal use of a car service provided by the Company, living expenses and tax consulting fee); (g) -$13,478 of estimated reimbursement (payable by Mr. T. Kim) of the difference between the actual U.S. tax paid and the applicable hypothetical tax calculated for the applicable fiscal year; and (h) $11,009 for estimated reimbursement of Korean tax.

CEO Pay Ratio

For the 2024 fiscal year, the ratio of the annual total compensation of Mr. YJ Kim, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees other than our Chief Executive Officer ("Median Annual Compensation") was 38.03 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions summarized below. In this summary, we refer to the employee who received such Median Annual Compensation as the "Median Employee." For purposes of this disclosure, the date used to identify the Median Employee was December 31, 2024 (the "Determination Date").

CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. YJ Kim under "Summary Compensation Table", which was $3,074,295 for the 2024 fiscal year. For purposes of this disclosure, Median Annual Compensation was $80,837, and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2024 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K.

To identify the Median Employee, we first determined our employee population as of the Determination Date. We had 881 employees, representing all full-time, part-time, seasonal and temporary employees of Magnachip and its consolidated subsidiaries as of the Determination Date, but excluding Mr. YJ Kim, and, as permitted by applicable SEC rules, excluding (i) any independent contractors or "leased" workers and (ii) all of our employees located in China (45), Taiwan (4), Japan (2) and Germany (1). We then measured compensation for the period beginning on January 1, 2024 and ending on December 31, 2024 for these employees. This compensation measurement was calculated by totaling, for each employee, total cash compensation paid (including salary, wages, tips, cash bonuses and other cash compensation paid in 2024) as shown in our payroll and human resources records for 2024. A portion of our employee workforce (full-time and part-time) worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year. In determining the Median Employee, we annualized the compensation for such individuals.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, regarding securities authorized for issuance under the Company's compensation plans. The Company's compensation plans include the 2020 Plan, the 2011 Plan, and the Purchase Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants or rights	(b) Weighted-average exercise price of outstanding options, warrants or rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,773,870(1)	$7.19(1)	1,107,013(2)
Equity compensation plans not approved by security holders	—	—	—
Total:	3,773,870		1,107,013

(1) Comprised of (i) stock options to purchase 728,792 shares of Common Stock under the 2011 Plan, at a weighted average exercise price of $7.19 per share, (ii) 3,045,078 shares of Common Stock subject to RSUs and PSUs under the 2011 Plan and 2020 Plan, which are calculated at maximum performance levels (or at the performance level associated with a 300% vesting in the case of Stock Price PSUs). There are no outstanding securities under the suspended Purchase Plan.

(2) Excludes 1,163,880 shares of Common Stock that remain available as of December 31, 2024, for future issuance under the suspended Purchase Plan.

Equity Compensation Plan Summary

MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan

In March 2011, our Board and our stockholders approved the MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan (the "2011 Plan"). Following the approval of our 2020 Equity and Incentive Compensation Plan by stockholders at the 2020 Annual Meeting of Stockholders, no further awards are to be issued under the 2011 Plan.

In the event of a change in control as described in the 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Compensation Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms, and to such extent as it determines, except that the vesting of all awards held by members of our Board who are not employees will automatically be accelerated in full. The 2011 Plan also authorizes the Compensation Committee, in its discretion, and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of Common Stock in the change in control transaction over the exercise price per share, if any, under the award.

Magnachip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan

On May 18, 2023, at the Annual Meeting of Stockholders, the Amended and Restated Magnachip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan (the "2020 Plan"), was approved and adopted.

In the event of a change in control as described in the 2020 Plan, the Compensation Committee may provide in substitution for any or all outstanding awards under the 2020 Plan alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A. In addition, for each option or stock appreciation rights with an exercise price or base price, respectively, greater than the consideration offered in connection with any such transaction or event or change in control, the Compensation Committee may in its discretion elect to cancel such option or stock appreciation right without any payment to the person holding such awards.

MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan

In March 2010, our Board approved the MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan (the "Purchase Plan"). Our Board amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of our initial public offering in March 2011. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of our initial public offering in March 2011. We initially authorized and reserved 789,890 shares for sale under the Purchase Plan. However, in August 2012, the Compensation Committee suspended the Purchase Plan. The following summary describes the terms of the Purchase Plan that would be in effect if the Purchase Plan were to be removed from suspension and reinstated.

The Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021, equal to the lesser of (i) 1% of our then issued and outstanding shares of Common Stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our Board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan. Because the Purchase Plan was suspended in August 2012, no annual increase in the number of shares authorized under such plan occurred on January 1, 2013 or in subsequent years.

The terms of the Purchase Plan provide that our employees and employees of any parent or subsidiary corporation designated by the Compensation Committee are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The terms of the Purchase Plan provide that it is to be implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. The Compensation Committee is authorized to establish additional or alternative concurrent, sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our Common Stock at the end of each offering period at a price generally equal to 95% of the fair market value of our Common Stock on the purchase date. Prior to commencement of an offering period, the Compensation Committee is authorized to change the purchase price discount for that offering period, but the purchase price may not be less than 85% of the lower of the fair market value of our Common Stock at the beginning of the offering period or on the purchase date.

No participant may purchase under the Purchase Plan in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our Common Stock on the first day of the applicable offering period. Prior to the beginning of any offering period, the Compensation Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the Compensation Committee will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control as specified by the Compensation Committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing information about the relationship between executive "Compensation Actually Paid" to our principal executive officer ("PEO") and our other named executive officers ("NEOs"), as calculated in accordance with Item 402(v) of Regulation S-K, and certain financial performance measures. For a discussion of our compensation philosophy, how our Compensation Committee assessed "pay-for-performance," and how our executive compensation program is designed to link executive compensation with the achievement of our financial and strategic objectives, as well as stockholder value creation each year, see the section titled "Compensation Discussion and Analysis" on page 20.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year(1)	**Summary Compensation Table Total for PEO**	**Compensation Actually Paid for PEO(2)(3)**	**Average Summary Compensation Table Total for Non-PEO NEOs**	**Average Compensation Actually Paid for Non-PEO NEOs(4)(5)**	**Total Shareholder Return(6)**	**Peer Group Total Shareholder Return(7)**	**Net Income(8)**	**Gross Profit Margin(9)**
2024	$3,074,295	$1,263,203	$1,269,988	$692,260	$35	$269	$(54,308,000)	22.4%
2023	$5,911,543	$3,073,819	$1,268,903	$812,131	$65	$226	$(36,622,000)	22.4%
2022	$7,043,045	$2,131,915	$1,575,706	$778,297	$81	$137	$ (8,036,000)	30.0%

(1) Young-Joon Kim served as the Company's PEO for the entirety of 2022, 2023 and 2024. The Company's other NEOs for the applicable years were as follows:
– 2024: Theodore Kim, Shin Young Park
– 2023: Theodore Kim, Woung Moo Lee, Chan Ho Park, Shin Young Park
– 2022: Theodore Kim, Woung Moo Lee, Chan Ho Park, Shin Young Park

(2) The amounts reported represent the "Compensation Actually Paid" to our PEO, computed in accordance with Item 402(v) of Regulation S-K, but do not reflect the actual amount of compensation earned by or paid to our PEO in the applicable year. The valuation assumptions used to calculate fair values were updated for the applicable fiscal year, and the assumptions for the applicable fiscal year are set forth in the notes to the financial statements in our annual on Form 10-K for the applicable fiscal year.

(3) In accordance with Item 402(v) of Regulation S-K, the table below describes the adjustments that were made to the 2024 amounts reported for our PEO in the "Total" column of the Summary Compensation Table to calculate the "Compensation Actually Paid". No dividends or other earnings were paid on stock or option awards in the covered fiscal year. For information on the calculation of "compensation actually paid" for 2022, 2023, and 2024 please see the "Pay Versus Performance" disclosure in our 2024 definitive proxy statement which was filed with the SEC on April 29, 2024.

PEO

		2024
	Summary Compensation Table—Total Compensation	$ 3,074,295
—	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	$(2,012,000)
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	$ 623,441
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	$ (375,565)
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 178,219
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ (225,187)
—	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0
=	Compensation Actually Paid	$ 1,263,203

Equity Award Valuations: Equity values are computed in accordance with FASB ASC 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4) The amounts reported represent the average "Compensation Actually Paid" to the NEOs other than our PEO as a group, computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to such NEOs as a group in the applicable year. The valuation assumptions used to calculate fair values were updated for the applicable fiscal year and the assumptions for the applicable fiscal year are set forth in the notes to the financial statements in our annual on Form 10-K for the applicable fiscal year.

(5) In accordance with Item 402(v) of Regulation S-K, the table below describes the adjustments that were made were made to the 2024 average of the amounts reported in the "Total" column of the Summary Compensation Table for the NEOs as a group (excluding our PEO) to calculate the "Compensation Actually Paid". No dividends or other earnings were paid on stock or option awards in the covered fiscal year. For information on the calculation of "compensation actually paid" for 2022, 2023, and 2024 please see the "Pay Versus Performance" disclosure in our 2024 definitive proxy statement which was filed with the SEC on April 29, 2024.

NEO Average

		2024
	Summary Compensation Table—Total Compensation	$1,269,988
—	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	$ (754,500)
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	$ 276,000
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	$ (108,786)
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 100,500
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ (90,941)
—	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0
=	Compensation Actually Paid	$ 692,260

Equity Award Valuations: Equity values are computed in accordance with FASB ASC 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(6) Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the performance period, assuming dividend reinvestment, and the difference between our company's share price at the end and the beginning of the performance period by our company's share price at the beginning of the performance period. No dividends were paid on stock or option awards in 2024, 2023 or 2022.

(7) The TSR peer group consists of the Philadelphia Semiconductor Index, an independently prepared index composed of the 30 largest U.S. companies primarily involved in the design, distribution, manufacture, and sale of semiconductors.

(8) Among various factors that can affect the Company's net income year-over-year, a substantial portion of non-cash translation gain or loss recorded in the Company's net income is associated with the intercompany long-term loans, which is denominated in U.S. dollars, to the Company's Korean subsidiary (using Korean Won as its functional currency) by the Dutch Subsidiary. As of December 31, 2024, 2023, and 2022, the outstanding intercompany long-term loan balance including accrued interest was $257.7 million, $285.1 million, and $311.0 million, respectively. Due to the foreign currency fluctuations year-over-year, it can be difficult to detect underlying trends in net income as a result of the Company's business and results of operations.

(9) As noted in the section titled "Compensation Discussion and Analysis," for 2024, the Compensation Committee determined that gross profit as a percentage of revenue ("Gross Profit Margin") continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in the 2024 long term incentive program.

Tabular List of Financial Performance Measures

The following is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the NEOs for 2024, for a discussion of the methodology used to calculate relative total shareholder return, please see the discussion of Long-Term Equity Incentives contained in our Compensation Discussion and Analysis:

- Adjusted EBITDA
- Gross Profit Margin
- Revenue
- Relative Total Shareholder Return
- Stock Price

Relationship Between Pay and Performance

"Compensation Actually Paid", as calculated in accordance with Item 402(v) of Regulation S-K, reflects adjusted values to unvested and vested equity awards during the years shown in the Pay Versus Performance Table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers, but does not reflect actual amounts paid out for those awards. "Compensation Actually Paid" generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals.

The following graphs show the relationship between "Compensation Actually Paid" to our CEO and other NEOs in our fiscal years 2022, 2023 and 2024 and (1) TSR of both our Common Stock and the Philadelphia Semiconductor Index, (2) our Net Income, and (3) our Gross Profit Margin.



Magnachip Semiconductor Corporation CAP vs TSR
Compensation Actually Paid ($M)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
FY 2022
FY 2023
FY 2024
$330.00
$280.00
$230.00
$180.00
$130.00
$80.00
$30.00
Value of $100 Investment from 12/31/2019
PEO CAP ($M) - Kim, Youngjoon
Avg NEO CAP ($M)
MX TSR
Philadelphia Semiconductor Price TSR



Magnachip Semiconductor Corporation CAP vs Net Income
Compensation Actually Paid ($M)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
FY 2022
FY 2023
FY 2024
$395,692,000
$345,692,000
$295,692,000
$245,692,000
$195,692,000
$145,692,000
$95,692,000
$45,692,000
($4,308,000)
($54,308,000)
Net Income ($)
PEO CAP ($M) - Kim, Youngjoon
Avg NEO CAP ($M)
Net Income ($)



Magnachip Semiconductor Corporation CAP vs Gross Profit Margin
Compensation Actually Paid ($M)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
FY 2022
FY 2023
FY 2024
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
Gross Profit Margin
PEO CAP ($M) - Kim, Youngjoon
Avg NEO CAP ($M)
Gross Profit Margin

We believe the "Compensation Actually Paid" in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily as a result of variable compensation being tied to the performance of our stock and pre-established performance goals and/or criteria under our short-term incentive program and our performance-vesting equity awards. For further details on the terms of our short-term incentive program and our performance-vesting equity awards, see the section titled "Compensation Discussion and Analysis" on page 20.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the compensation arrangements with directors and executive officers, there have been no transactions since January 1, 2024 (and there are no currently proposed transactions) in which:

- we have been or are to be a participant;
- the amount involved exceeds $120,000; and
- any of our directors, executive officers or holders of more than 5% of our Common Stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Related Person Transactions Policy

Under our Related Person Transactions Policy, transactions involving our directors, executive officers, significant stockholders and other related persons that involve an amount in excess of $120,000 must be approved by the Company's Audit Committee or, in the event it is determined that it is not practicable or desirable for the Company to wait until the next meeting of the full Audit Committee, the Chair of the Audit Committee (who possesses delegated authority to act between Audit Committee meetings). The Audit Committee (or the Chair of the Audit Committee, as applicable) will consider all of the relevant facts and circumstances available to it, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediately family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The Audit Committee may seek bids, quotes or independent valuations from third parties in connection with assessing any related person transaction. The Audit Committee (or the Chair of the Audit Committee, as applicable) will approve only those transactions that are in, or are not inconsistent with, the best interests of the Company, as the Audit Committee (or the Chair of the Audit Committee, as applicable) determines in good faith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding Common Stock for: (1) each person or entity known to us to beneficially own more than five percent (5%) of any class of our outstanding securities; (2) each member of our Board; (3) each of our named executive officers; and (4) all of the members of our Board and current executive officers, as a group. The following tables list the number of shares and percentage of shares beneficially owned on 36,063,605 shares of Common Stock outstanding as of April 24, 2025. The amounts and percentages of equity interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of the securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table below is Magnachip Semiconductor Corporation c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Principal Stockholders		
Toro 18 Holdings LLC(2)	2,970,139	8.2%
Oaktree Value Opportunities Fund Holdings, L.P.(3)	2,849,858	7.9%
Systematic Financial Management, L.P.(4)	1,965,015	5.4%
Clearline Capital LP(5)	1,900,176	5.3%
Directors and Named Executive Officers		
Kyo-Hwa (Liz) Chung(6)	65,042	*
Ilbok Lee(7)	338,774	*
Camillo Martino(8)	265,617	*
Gilbert Nathan(9)	261,373	*
Young-Joon Kim(10)	616,629	1.7%
Theodore Kim(11)	294,387	*
Shin Young Park(12)	71,568	*
Directors and current Executive Officers as a group (9 persons)(13)	2,095,674	5.7%

* Less than one percent.

(1) Includes any outstanding Common Stock held and, to the extent applicable, shares issuable upon the exercise or conversion of any securities that are exercisable or convertible within 60 days of April 24, 2025.

(2) Based on the information contained in a Schedule 13G filed with the SEC on January 2, 2025 by Toro 18 Holdings LLC ("Toro 18"), Immersion Corporation ("Immersion"), William C. Martin ("Mr. Martin") and Eric Singer ("Mr. Singer"). Toro 18 beneficially owns 2,970,139 shares of Common Stock. Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 2,970,139 shares of Common Stock beneficially owned by Toro 18. Mr. Martin, as the Chief Strategy Officer of Toro 18, may be deemed to beneficially own the 2,970,139 shares of Common Stock beneficially owned by Toro 18. Mr. Singer, as President and Chief Executive Officer of Toro 18, may be deemed to beneficially own the 2,970,139 shares of Common Stock beneficially owned by Toro 18. The business address for Toro 18, Immersion and Mr. Singer is 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180 and the business address for Mr. Martin is c/o Raging Capital Ventures, Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(3) Based on information contained in a Schedule 13G filed with the SEC on May 15, 2023 by each of the following entities (each an "Oaktree Entity"): Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership ("VOF Holdings"), in its capacity as the direct owner of 2,849,858 shares of Common Stock; Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership ("VOF GP"), in its capacity as the general partner of VOF Holdings; Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company ("VOF GP Ltd."), in its capacity as the general partner of VOF GP; Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), in its capacity as the sole shareholder of VOF GP Ltd.; Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), in its capacity as the general partner of GP I; OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), in its capacity as the general partner of Capital I; Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings") in its capacity as the managing member of Holdings I; Oaktree Capital Management, L.P., a Delaware limited partnership ("Management"), in its capacity as the sole director of VOF GP Ltd.; Oaktree Capital Management GP, LLC, a Delaware limited liability company ("Management GP"), in its capacity as the general partner of Management; Atlas OCM Holdings LLC, a Delaware limited liability company ("Atlas"), in its capacity as the sole managing member of Management GP; Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), in its capacity as the managing member of Holdings; Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP"), in its capacity as the indirect owner of the class B units of each of OCG and Atlas; Brookfield Corporation, a Canadian corporation ("Brookfield"), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; Brookfield Asset Management ULC, a British Columbia corporation ("Brookfield ULC"), in its capacity as the indirect owner of class A units of Atlas OCM, in its capacity as such; and BAM Partners Trust, a trust formed under the laws of Ontario ("BAM Partnership"), in its capacity as the sole owner of the Class B Limited Voting Shares of Brookfield. VOF Holdings directly holds 2,849,858 shares of Common Stock. VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings' business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock deemed held by VOF Holdings. VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP's business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd. As such, GP I has the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of Common Stock deemed held by VOF Holdings. Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I's business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I's business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock deemed held by VOF Holdings. Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I's business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management's business, including the power to vote and dispose of securities held by VOF Holdings; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF

Holdings. Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP's business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF Holdings; therefore, Atlas may be deemed to have indirect beneficial ownership of the shares Common Stock held by VOF Holdings. OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings' business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings. Additionally, OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by VOF Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of CG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. On December 9, 2022, Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the "Arrangement") pursuant to which, among other things, Brookfield's historical asset management business was transferred to Brookfield Asset Management ULC ("Brookfield ULC"). Following the Brookfield Arrangement, Brookfield ULC is deemed a beneficial owner of the shares directly or indirectly held by Atlas OCM Holdings. Brookfield is deemed a beneficial owner of the reported shares directly or indirectly held by OCG and Holdings, and as a result of its 75% interest in Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Brookfield, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings; therefore Brookfield may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by VOF Holdings; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. The business address of each Oaktree Entity is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(4) Based on the information contained in a Schedule 13G filed with the SEC on February 13, 2025 by Systematic Financial Management, LP ("Systematic"). Systematic beneficially owns and has the sole power to dispose or to direct the disposition of the shares of Common Stock listed in the table above and has the sole power to vote or to direct the vote over 1,164,005 of such shares. The business address for Systematic is 300 Frank W. Burr Blvd., Glenpointe East, 7th Floor, Teaneck, NJ 07666.

(5) Based on the information contained in a Schedule 13G filed with the SEC on February 12, 2025 by Clearline Capital LP, Clearline Capital, LLC and Marc Majzner. Clearline Capital LP, Clearline Capital, LLC and Marc Majzner beneficially own and have shared power to dispose or to direct the disposition of the shares of Common Stock listed in the table above and have shared power to vote or to direct the vote over the shares of Common Stock listed in the table above. The business address for Clearline Capital LP, Clearline Capital, LLC and Marc Majzner is 950 Third Avenue, 23rd Floor, New York, NY 10022.

(6) Represents 65,042 shares of Common Stock subject to RSUs that will be vested and may be settled as of June 23, 2025.

(7) Represents 53,272 shares of Common Stock, options to purchase 119,593 shares of Common Stock and 165,909 shares of Common Stock subject to RSUs that will be vested and may be exercised or settled, as applicable, as of June 23, 2025.

(8) Represents 58,000 shares of Common Stock (of which 40,000 are held by Mr. Martino's family trust of which he is a trustee and beneficiary with his spouse), options to purchase 49,737 shares of Common Stock and 157,880 shares of Common Stock subject to RSUs that will be vested and may be exercised or settled, as applicable, as of June 23, 2025.

(9) Represents 201,515 shares of Common Stock (of which 7,130 are held by Mr. Nathan's spouse and children and 98,200 of which are held by GT Investments II Corp) and 59,858 shares of Common Stock subject to RSUs that will be vested and may be settled, as applicable, as of June 23, 2025.
(10) Represents 480,714 shares of Common Stock and options to purchase 135,915 shares of Common Stock that will be vested and may be exercised as of June 23, 2025, provided that 139,994 of such shares of Common Stock are subject to transfer to Mr. Kim's former spouse after April 24, 2025 pursuant to a domestic relations order.
(11) Represents 216,777 shares of Common Stock and options to purchase 77,610 shares of Common Stock that will be vested and may be exercised as of June 23, 2025.
(12) Represents 69,068 shares of Common Stock and options to purchase 2,500 shares of Common Stock that will be vested and may be exercised as of June 23, 2025.
(13) Our directors and executive officers as of April 24, 2025 as a group beneficially own 2,095,674 shares of Common Stock or 5.7%, which represents 1,205,290 shares of Common Stock, options to purchase 441,695 shares of Common Stock and 448,689 shares of Common Stock subject to RSUs that will be vested and may be exercised or settled, as applicable, as of June 23, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such reports.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that for 2024, all required reports were filed on a timely basis under Section 16(a), except for the following: Form 4s for each of Young-Joon Kim, Theodore Kim, Shin Young Park, Woung Moo Lee and Seunghoon Lee reporting equity award transactions that occurred on June 1, 2024 were filed late on June 13, 2024 due to an administrative oversight.

PROPOSAL TWO

ADVISORY VOTE ON
COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Act, and Section 14A of the Exchange Act, the Board is asking stockholders to approve an advisory (non-binding) resolution on the compensation of our named executive officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. The text of the resolution is as follows:

> RESOLVED, that the stockholders of Magnachip Semiconductor Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement for the Company's 2025 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities Exchange Act of 1934, as amended (which disclosure includes the Compensation Discussion and Analysis section, the Summary Compensation Table for 2024 and the related compensation tables and narrative disclosure within the executive compensation sections of the proxy statement).

The Company urges you to read the disclosure under "Compensation Discussion and Analysis," in this Proxy Statement, which discusses how our compensation policies and procedures implement our pay-for-performance compensation philosophy. You should also read the Summary Compensation Table and other related compensation tables and narrative disclosure which provide additional details about the compensation of our named executive officers for fiscal year 2024. We have designed our executive compensation structure to attract, motivate, and retain executives with the skills required to formulate and implement the Company's strategic objectives and create stockholder value. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay for performance principles, and provides an appropriate balance between risk and incentives.

The vote regarding the compensation of the named executive officers described above, referred to as a "say-on-pay advisory vote," is advisory, and is therefore not binding on the Company, the Compensation Committee or the Board. Although non-binding, the Board and the Compensation Committee value the opinions that stockholders express in their votes and will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs as they deem appropriate.

If no voting specification is made on a properly returned or voted proxy card, the proxies named on the proxy card will vote "FOR" the approval of the compensation of the named executive officers as disclosed in this Proxy Statement and described above.

The Board recommends that you vote "FOR" the approval of our named executive officer compensation.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025

Ernst & Young Han Young has been selected by the Audit Committee as the principal independent registered public accounting firm for the fiscal year ending December 31, 2025 for us and our subsidiaries. Our Board recommends a vote for ratification of the appointment of Ernst & Young Han Young as the independent registered public accounting firm to audit the books and accounts for us and our subsidiaries for the fiscal year ending December 31, 2025. It is expected that representatives of Ernst & Young Han Young will attend the Annual Meeting, with the opportunity to make a statement if they so desire, and, if a representative is in attendance, the representative will be available to answer appropriate questions.

The appointment of Ernst & Young Han Young as our independent registered public accounting firm is not required to be submitted to a vote of our stockholders for ratification. However, our Board believes that obtaining stockholder ratification is a sound governance practice. If our stockholders fail to vote on an advisory basis in favor of the appointment of Ernst & Young Han Young, the Audit Committee will take such actions as it deems necessary as a result of such stockholder vote.

Information about Change of Independent Registered Public Accounting Firm

On March 14, 2025, we changed our independent registered public accounting firm from Samil PricewaterhouseCoopers to Ernst & Young Han Young. The decision to change our independent registered public accounting firms was approved by the Audit Committee on March 11, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent period through March 14, 2025, (i) there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K) with Samil PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to the satisfaction of Samil PWC, would have caused Samil PWC to make reference thereto in its reports on the consolidated financial statements for such fiscal years; and (ii) there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Samil PricewaterhouseCoopers with a copy of the foregoing disclosures and requested that Samil PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above. A copy of Samil PricewaterhouseCoopers letter, dated March 14, 2025 was filed as Exhibit 16.1 with our Current Report on Form 8-K/A filed with the SEC on March 14, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023 and through the appointment of Ernst & Young Han Young effective as of March 14, 2025, neither the Company nor anyone on its behalf consulted with Ernst & Young Han Young regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulations S-K.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees billed for professional services rendered by our former independent registered public accounting firm Samil PricewaterhouseCoopers and its affiliates for the years ended December 31, 2024 and 2023.

	Year Ended December 31	
	2024	2023
	(in millions)	
Audit fees	$ 1.7	$ 1.6
Audit Related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$ 1.7	$ 1.6

Policy and Procedure for Approval of Audit and Permitted Non-Audit Services

All audit fees were pre-approved by the Company's Audit Committee, which concluded that the provision of such services by our independent registered public accounting firm and its affiliates was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. With respect to outside auditor independence, the Audit Committee Charter provides for pre-approval of audit services and non-audit services, based on independence, qualifications and, if applicable, performance, and approve the fees and other terms of any such engagement. The Audit Committee Charter authorizes the Audit Committee to delegate to one or more of its members the authority to grant pre-approvals for such services, provided that the decisions of such member(s) to grant any such pre-approval shall be presented to the Audit Committee at its next scheduled meeting. The Audit Committee followed these guidelines in approving all services rendered by our independent registered accounting firm and its affiliates.

The Board recommends that you vote "FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

STOCKHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

A stockholder who would like a proposal considered for inclusion in our proxy statement relating to our 2026 annual meeting pursuant to Rule 14a-8 ("Rule 14a-8") under the Exchange Act must be received by the Corporate Secretary of the Company no later than December 30, 2025 and must otherwise comply with Rule 14a-8.

Any stockholder proposals received outside of the Rule 14a-8 procedure for consideration at our 2026 annual meeting must be received by the Corporate Secretary of the Company between February 23, 2026 and March 25, 2026. If, however, the date of the 2026 annual meeting is changed by more than 30 days from the anniversary date of this year's Annual Meeting, the stockholder notice described above will be deemed timely if it is received not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day after public announcement of the date of such meeting. Such proposals must be addressed to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary. We also encourage you to also submit any such proposal via email to investors@magnachip.com. If we do not receive such notice within the timeframe described above, the notice will be considered untimely and the proposal may not be brought.

In addition to the timely notice requirements, a stockholder's proposal for nominees for directors must comply with Section 2.15 of the Company's bylaws and other applicable procedures described therein or established by our Nominating and Corporate Governance Committee. See "The Board of Directors and Corporate Governance—Nominating and Corporate Governance Committee." Stockholder proposals related to other business must also comply with Section 1.10 of the Company's bylaws. Furthermore, any stockholder proposal must comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

Our proxy for the 2026 annual meeting will grant authority to the persons named therein to exercise their voting discretion with respect to any matter of which we did not receive notice between February 23, 2026 and March 25, 2026. Notices should be submitted to the address set forth above.

SOLICITATION OF PROXIES

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, proxies may be solicited by our directors, officers and employees by personal interview, telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of our Common Stock held of record by such persons, and we will reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

OTHER MATTERS

The directors know of no other matters which are likely to be brought before the Annual Meeting. The enclosed proxy card grants to the persons named in the proxy card the authority to vote in their best judgment regarding all other matters properly raised at the Annual Meeting.

By Order of the Board of Directors

/s/ Theodore Kim

Theodore Kim
Chief Compliance Officer, Executive Vice President,
General Counsel and Secretary

April 29, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 001-34791

Magnachip

Magnachip Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	**83-0406195**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: +82 (2) 6903-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**MX**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files. ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Smaller Reporting Company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No
State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $178,954,261.
As of February 28, 2025, the registrant had 36,883,279 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 annual meeting of stockholders will be incorporated by reference into Part III of this Annual Report on Form 10-K or included by amendment to this report within 120 days after the end of the fiscal year to which this report relates.



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MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS



PART I

INDUSTRY AND MARKET DATA

We have made statements in this Annual Report on Form 10-K for the year ended December 31, 2024 (this "Report") regarding our industry and our position in the industry based on our experience in the industry and our own views of market conditions, but we have not independently verified those statements. We do not have any obligation to announce or otherwise make publicly available updates or revisions to forecasts contained in these documents.

Statements made in this Report, unless the context otherwise requires, include the use of the terms "us," "we," "our," the "Company" and "Magnachip" to refer to Magnachip Semiconductor Corporation and its consolidated subsidiaries. The term "Korea" refers to the Republic of Korea or South Korea. On September 1, 2020, we completed the sale of our Foundry Services Group business and our fabrication facility located in Cheongju, Korea to SK keyfoundry Inc. Unless otherwise noted herein, historical operational metrics presented herein do not include those of the Foundry Services Group.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made certain "forward-looking" statements in this Report within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), that involve risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this Report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Report are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this Report.

All forward-looking statements speak only as of the date of this Report. We do not intend to publicly update or revise any forward-looking statements as a result of new information or future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

"Magnachip" is a registered trademark of us and our subsidiaries and "Magnachip Everywhere" is our registered trademark and service mark. All other product, service and company names mentioned in this Report are the service marks or trademarks of their respective owners.

Item 1. Business

General

We are a designer and manufacturer of analog and mixed-signal semiconductor platform solutions for communication, Internet of Things (“IoT”), consumer, computing, industrial and automotive applications. We have a proven record with approximately 45 years of operating history, a portfolio of approximately 1,000 registered patents and pending applications and extensive engineering and manufacturing process expertise. Our standard products business includes Display integrated circuit (“IC”) products, Power IC products, and Power discrete products. Our Display IC products provide panel display solutions to major suppliers of large and small rigid and flexible panel displays, and a wide range of applications including smartphones, TVs, automotive and IT applications such as monitors, notebook PCs, tablet PCs, as well as AR/VRs. Our Power IC products provide power management solutions to major television makers and large panel suppliers. Our Power discrete products provide power management solutions to communication, consumer, computing, servers, automotive, and industrial applications.

The wide variety of our analog and mixed-signal semiconductor products allows us to address multiple high-growth end markets and rapidly develop and introduce new products in response to market demands. Our design center and substantial manufacturing operations in Korea place us at the core of the global electronics device supply chain. We believe this enables us to quickly and efficiently respond to our customers’ needs, and allows us to better serve and capture additional demand from existing and new customers. Certain of our organic light emitting diodes (“OLEDs”) products are produced using external foundries. Through a strategic cooperation with external foundries, we strive to outsource wafers at competitive prices and produce quality products.

We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. As a result, we have been able to strengthen our technology and develop products that are in high demand by our customers and end consumers. We sold approximately 370 distinct products in the year ended December 31, 2024 with a substantial portion of our revenues derived from a concentrated number of customers.

Our business is largely driven by innovation in the consumer electronics markets and the growing adoption by consumers of worldwide of electronic devices for use in their daily lives. The consumer electronics market is large and growing rapidly, largely due to consumers increasingly accessing a wide variety of rich media content, such as high definition audio and video, mobile devices, televisions and games on advanced consumer electronic devices. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power semiconductors that increase power efficiency, thereby improving heat dissipation and extending battery life.

For the year ended December 31, 2024, we generated total revenues of $231.7 million, net loss of $54.4 million, operating loss of $53.0 million, Adjusted EBITDA of negative $23.6 million, Adjusted Operating Loss of $40.2 million and Adjusted Net Loss of $29.3 million. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this Report for an explanation of our use of the Non-GAAP measures Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss) and a reconciliation to net loss and operating loss prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Recent Developments

On March 12, 2025, we announced that our Board of Directors and management team have made the decision to become a pure-play Power company to drive revenue growth, improve profitability, and maximize shareholder value. As a result, we are exploring all strategic options for its Display business (Display IC products), which is to be classified as discontinued operations when our results of operations for the first fiscal quarter of 2025 are reported. Our strategic options include a sale, merger, joint venture, licensing, and wind-down. We currently intend to complete this strategic process and exit the Display business by the end of the second quarter of 2025.

Our History

Our business was named "MagnaChip Semiconductor" when it was acquired from SK hynix Inc., formerly known as Hynix Semiconductor, Inc. ("SK hynix"), in October 2004.

On March 10, 2011, we completed our initial public offering. In connection with our initial public offering, we converted from a Delaware limited liability company to a Delaware corporation.

On December 30, 2020, we changed our name from "MagnaChip Semiconductor Corporation" to "Magnachip Semiconductor Corporation."

On May 30, 2023, we announced a plan to separate our standard products business, consisting of Display Solutions and Power Solutions business lines, into two different entities to better align our product strategies by enabling each entity to allocate its resources more effectively to the specific needs of its customers, as well as to enhance transparency, accountability and flexibility in business (the "Internal Separation"). To effectuate the Internal Separation, we reorganized our standard products business into two distinct businesses: (i) our Display IC and Power IC businesses, which are fabless businesses, were grouped together to form the Mixed-Signal Solutions ("MSS") business, and (ii) our Power discrete business, which is an integrated device manufacturing ("IDM") business, became the Power Analog Solutions ("PAS") business.

On January 10, 2024, we completed the Internal Separation by forming a new Korean limited liability company named "Magnachip Mixed-Signal, Ltd." ("MMS") and transferring the MSS business into such subsidiary. Following the Internal Separation, our MSS business is primarily operated by Magnachip Mixed-Signal, Ltd., and our PAS business is primarily operated by Magnachip Semiconductor, Ltd. ("MSK"), our already-existing Korean operating company. Both companies are indirect wholly-owned subsidiaries of the Company.

On December 31, 2024, an intercompany business transfer agreement was executed between MMS and MSK. Considering the Company's overall performance and strategic direction—as well as insights from benchmarking global competitors and feedback from our stockholders, both MSK and MMS agreed that consolidating the Power IC and Power discrete businesses under a single company would create a more effective framework for expanding and strengthening the Company's business for Power products. Accordingly, the Company's Power IC business was transferred from MMS to MSK, with the transfer being completed on January 1, 2025.

For the purpose of this Annual Report on Form 10-K for the year ended December 31, 2024, our historical results and descriptions of our business and operations reflect the Power IC business as part of the MSS business since it was part of that business group for all of the fiscal year 2024.

Legacy Foundry Services Group Business

On September 1, 2020, we completed the sale of our Foundry Services Group business and our fabrication facility located in Cheongju, Korea (known as "Fab 4") to SK keyfoundry Inc. This sale was part of a strategic shift in our operational focus to our standard products business. The Foundry Services Group business provided specialty analog and mixed-signal foundry services mainly for fabless and Integrated Device Manufacturer semiconductor companies.

Our Products

Our Display IC products provide flat panel display solutions to major suppliers of large and small flat panel displays. These products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in mobile communications, automobiles, entertainment devices, notebook PCs, monitors and liquid crystal display (“LCD”), OLEDs and micro light emitting diode (“Micro LED”) televisions. Our Display IC products support the industry’s most advanced display technologies, such as OLEDs, and low temperature polysilicon thin film transistor (“LTPS TFT”), as well as high-volume display technologies such as amorphous silicon thin film transistors (a-Si TFTs). Since 2007, we have designed and manufactured OLED display driver IC products. Our current portfolio of OLED solutions address a wide range of resolutions ranging from HD (High Definition) to WQHD (Wide Quadruple High Definition) for wide range of applications including smartphones, TVs, automotive applications and IT applications such as monitors, notebook PCs, tablet PCs as well as AR/VRs. Our Power IC products provide power management solutions to major television suppliers and large panel display suppliers. These products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits (“PMICs”) and level shifters for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and other consumer electronics, as well as automotive applications. Our Display IC and Power IC business represented 23.4% and 19.3% of our total revenues for the fiscal years ended December 31, 2024 and 2023, respectively.

We expanded our business and market opportunity by establishing our Power discrete product line in late 2007. We have introduced a number of power management semiconductor products, including discrete and integrated circuit solutions for power management in high-volume consumer applications. Discrete products include metal oxide semiconductor field effect transistors (“MOSFETs”), and insulated-gate bipolar transistors (“IGBTs”) for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop PCs, notebooks, tablet PCs, other consumer electronics, automotive, and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives. Our Power discrete business represented 72.0% and 65.8% of our total revenues for the fiscal years ended December 31, 2024 and 2023, respectively.

Market Opportunity

The semiconductor market is large and is expanding its applications. Recently, industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting, motor drives, and automotive applications such as on board chargers, electric motor drives, electric pumps, DC-DC converters and powertrain inverters in hybrid & battery electric vehicle (HEV & BEV) are further driving growth in the semiconductor market. Electronics device manufacturers recognize that the consumer entertainment experience plays a critical role in differentiating their products. To address and further stimulate consumer demand, electronics manufacturers have been driving rapid advances in the technology, functionality, form factor, cost, quality, reliability and power consumption of their products. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, including power semiconductors that increase power efficiency, thereby improving heat dissipation and extending battery life. These advanced generations of consumer devices are growing faster than the overall electronics device market.

Requirements of Leading Electronic Devices Manufacturers

We believe our target customers view the following characteristics and capabilities as key differentiating factors among available analog and mixed-signal semiconductor suppliers:

- ***Broad Offering of Differentiated Products with Advanced System-Level Features and Functions.*** Leading electronic devices manufacturers seek to differentiate their products by incorporating innovative semiconductor products that enable unique system-level functionality and enhance performance. These consumer electronics manufacturers seek to closely collaborate with semiconductor solutions providers that continuously develop new and advanced products, and technologies that enable state of the art features and functions, such as bright and thin displays, small form factor and energy efficiency.

- ***Fast Time-to-Market with New Products.*** As a result of rapid technological advancements and short product lifecycles, our target customers typically prefer suppliers who have a compelling pipeline of new products and capacity to leverage a substantial intellectual property and technology base to accelerate product design and manufacturing when needed.

- ***Ability to Deliver Cost Competitive Solutions.*** Electronics manufacturers are under constant pressure to deliver cost-competitive solutions. To accomplish this objective, they need strategic semiconductor suppliers that have the ability to provide system-level solutions, highly integrated products and a broad product offering at a range of price points and have the design and manufacturing infrastructure and logistical support to deliver cost competitive products.

- ***Focus on Delivering Highly Energy-Efficient Products.*** Consumers increasingly seek longer run-time, environmentally friendly and energy-efficient consumer electronic products. In addition, there is an increasing regulatory focus on reducing energy consumption of consumer electronic products. As a result of a global focus on more environmentally friendly products, our customers are seeking analog and mixed-signal semiconductor suppliers that have the technological expertise to deliver solutions that satisfy these ever increasing regulatory and consumer power efficiency demands.

Our Competitive Strengths

Designing and manufacturing analog and mixed-signal semiconductors capable of meeting the evolving functionality requirements for electronics devices are challenging. In order to grow and succeed in the industry, we believe semiconductor suppliers must have a broad, advanced intellectual property portfolio, product design expertise, comprehensive product offerings and specialized manufacturing process technologies and capabilities. Our competitive strengths enable us to offer our customers solutions to solve their key challenges. We believe our strengths include:

- ***Advanced Analog and Mixed-Signal Semiconductor Technology.*** Our long operating history, large patent portfolio, extensive engineering and manufacturing process expertise and analog and mixed-signal intellectual property allow us to leverage our technology and develop new products across multiple end markets. Our product development efforts are supported by a team of approximately 220 engineers as of the date of this Annual Report. Our platform allows us to develop and introduce new products quickly and integrate numerous functions into a single product. For example, we were one of the first companies to introduce a commercial OLED display driver for mobile phones.

- ***Established Relationships and Close Collaboration with Leading Global Electronics Companies.*** We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. Our close customer relationships have been built based on many years of close collaborative product development, which provides us with deep system-level knowledge and key insights into our customers' needs. As a result, we are able to continuously strengthen our technology in areas of strategic interest for our customers and focus on those products that our customers and end consumers demand the most.

- ***Longstanding Presence in Asia and Proximity to Global Electronics Devices Supply Chain.*** Our presence in Asia facilitates close contact with our customers and fast response to their needs, and enhances our visibility into new product opportunities, markets and technology trends. Our design center and substantial manufacturing operations in Korea place us close to many of our largest customers and to the core of the global electronics devices supply chain. We have active applications, engineering, product design and customer support resources, as well as senior management and marketing resources, in geographic locations close to our customers. This allows us to strengthen our relationship with customers through better service, faster turnaround time and improved product design collaboration. We believe this also helps our customers to deliver products faster than their competitors and to solve problems more efficiently than would be possible with other suppliers.

- ***Broad Portfolio of Product Offerings Targeting Large, High-Growth Markets.*** We continue to develop a wide variety of analog and mixed-signal semiconductor solutions for multiple high-growth electronics device end markets. We believe our expanding product offerings allow us to provide additional products to new and existing customers and to cross-sell our products to our established customers. For example, we have leveraged our technology expertise and customer relationships to develop and grow power management solutions to customers. Our power management solutions enable our customers to increase system stability and improve heat dissipation and energy use, resulting in improved system efficiency and system cost savings for our customers, as well as environmental benefits. We have been able to sell these new products to our existing customers as well as expand our customer base.
- ***Highly Efficient Manufacturing Capabilities.*** Our manufacturing strategy is focused on optimizing our asset utilization across our power management products, which enables us to maintain the price competitiveness of our products through our low-cost operating structure and improve our operational efficiency. We believe the location of our primary manufacturing and research and development facilities in Asia and the relatively low need for ongoing capital expenditures provide us with a number of cost advantages.

Our Strategy

Our objective is to grow our business, cash flow and profitability and to continue strengthening our position in the semiconductor industry as a leading provider of analog and mixed-signal semiconductor products for high-volume markets. Our business strategy emphasizes the following key elements:

- ***Increase Business with Existing Customers.*** We have a global customer base consisting of leading consumer electronics original equipment manufacturers ("OEMs") that sell to multiple end markets. We intend to continue to strengthen our relationships with our customers by collaborating on critical design and product development in order to improve our design-win rates. We seek to increase our customer penetration by more closely aligning our product roadmap with those of our key customers and take advantage of our broad product portfolio, our deep knowledge of customer needs and existing relationships to sell more existing and new products.
- ***Broaden Our Customer Base.*** We expect to continue to expand our global customer base, particularly in China, Hong Kong, and Taiwan, and other high-growth geographies, to penetrate new accounts. In addition, we intend to introduce new products and variations of existing products to address a broader customer base. In order to broaden our market penetration, we are complementing our direct customer relationships and sales with an improved base of distributors, with a particular focus on the growth of our power management business.
- ***Drive Execution Excellence.*** We intend to improve our execution through a number of management initiatives, new processes for product development, customer service and personnel development. We expect these ongoing initiatives will contribute to improvement of our new product development and customer service as well as enhance our commitment to a culture of quick action and execution by our workforce. In addition, we have focused on improving our manufacturing efficiency during the past several years.
- ***Return on Capital Investments and Cash Flow Generation.*** We manufacture our Power discrete products by utilizing our in-house manufacturing facility and external foundry to address a broad portfolio of power products while we seek to maximize return on capital investments and our cash flow generation. We intend to keep our capital expenditures relatively low by maintaining our focus on specialty process technologies that do not require substantial investment in frequent upgrades to the latest manufacturing equipment. However, from time to time, we make special investments to enhance our manufacturing capabilities by investing in new equipment and expanding our facility, which we expect will have a positive impact on our future new product development and revenue, particularly during the period of global shortage of capacity.

Our Technology

We continuously strengthen our advanced analog and mixed-signal semiconductor technology platform by developing innovative technologies and integrated circuit building blocks that enhance the functionality of electronics devices through brighter, thinner displays, enhanced image quality, smaller form factor and longer battery life. Our goal is to leverage our experience and development initiatives across multiple end markets and utilize our understanding of system-level issues our customers face to introduce new technologies that enable our customers to develop more advanced, higher performance products.

Our display technology portfolio includes building blocks for display drivers and timing controllers, processor and interface technologies, as well as sophisticated production techniques, such as chip-on-glass (COG), chip-on-film (COF) and chip-on-plastic (COP) for rigid and flexible OLED displays. Our advanced display drivers incorporate Oxide, Low-Temperature Poly Silicon (LTPS), Low-Temperature Polycrystalline Oxide (LTPO) OLED panel technologies that enable the highest resolution displays.

Expertise in ultra-high voltage (UHV), high voltage and deep trench BCDMOS process technologies, low power analog and mixed-signal design capabilities and packaging know-how are key requirements in the power management market. We are currently leveraging our capabilities in these areas with products such as AC-DC/ DC-DC converters, LED drivers, regulators, PMICs, power MOSFETs and IGBTs. We believe our system-level understanding of applications such as LCD televisions, smartphones, computing, and servers, automotive, and industrial applications will allow us to more quickly develop and customize power management solutions for our customers in these markets.

Products by Business Line

Our broad portfolio of products addresses multiple high-growth, consumer-focused end markets. A key component of our product strategy is to supply multiple related product offerings to each of the end markets that we serve.

Mixed-Signal Solutions Business Line

Display IC products

Display Driver Characteristics. Display drivers deliver defined analog voltages and currents that activate pixels to exhibit images on displays. The following key characteristics determine display driver performance and end-market application:

- ***Resolution and Number of Channels.*** Resolution determines the level of detail displayed within an image and is defined by the number of pixels per line multiplied by the number of lines on a display. For large displays, higher resolution typically requires more display drivers for each panel. Display drivers that have a greater number of channels, however, generally require fewer display drivers for each panel and command a higher selling price per unit. Mobile displays, conversely, are typically single chip solutions designed to deliver a specific resolution. We cover resolutions ranging from VGA (640 x 480) to UHD (3840 x 2160).
- ***Color Depth.*** Color depth is the number of colors that can be displayed on a panel. For example, for TFT-LCD panels, 262 thousand colors are supported by 6-bit source drivers; 16 million colors are supported by 8-bit source drivers; and 1 billion colors are supported by 10-bit source drivers.
- ***Operational Voltage.*** Display drivers are characterized by input and output voltages. Source drivers typically operate at input voltages from 1.62 to 3.6 volts and output voltages between 9 and 18 volts. Gate drivers typically operate at input voltages from 1.62 to 3.6 volts and output voltages from 30 to 45 volts. Lower input voltage results in lower power consumption and electromagnetic interference (EMI).
- ***Gamma Curve.*** The relationship between the light passing through a pixel and the voltage applied to the pixel by the source driver is referred to as the gamma curve. The gamma curve of the source driver can correct some imperfections in picture quality in a process generally known as gamma correction. Some advanced display drivers feature up to three independent gamma curves to facilitate this correction.

- ***Driver Interface.*** Driver interface refers to the connection between the timing controller and the display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data transfer rate necessary for higher definition images. The principal types of interface technologies are embedded clock point to point interface (EPI), mini-low voltage differential signaling (m-LVDS), unified standard interface (USI) and mobile industry processor interface (“MIPI”).
- ***Package Type.*** The assembly of display drivers typically uses COF, COG and COP package types.
- ***Large Display Solutions.*** We provide display solutions for a wide range of flat panel display sizes used in LCD TVs, OLED TVs, Micro LED TVs as well as IT applications such as monitors, notebook PCs, tablet PCs, automobiles and public information displays.

Our large display solutions include source and gate drivers and timing controllers with a variety of interfaces, voltages, frequencies and packages to meet customers’ needs. These products include advanced technologies such as high channel count, with products in mass production to provide up to 1,542 channels. Our large display solutions are designed to allow customers to cost-effectively meet the increasing demand for high resolution displays. We have focused extensively on reducing the die size of our large display drivers and other solutions products to reduce costs without having to migrate to smaller geometries. For example, we have implemented several solutions to reduce die size in large display drivers, such as optimizing design schemes and design rules and applying specific technologies that we have developed internally.

The table below sets forth the features of our products, both in mass production and in customer qualification, which is the final stage of product development, for large-sized displays:

Product	Key Features	Applications
TFT-LCD Source Drivers	• 480 to 1,542 output channels • 6-bit (262 thousand colors), 8-bit (16 million colors), 10-bit (1 billion colors) • Output voltage ranging from 9V to 18V • Low power consumption and low EMI • COF package types • EPI, m-LVDS, USI interface technologies	• LCD/LED TVs • Notebooks • LCD/LED monitors • Automotive
TFT-LCD Gate Drivers	• 272 to 960 output channels • Output voltage ranging from 30V to 45V • COF and COG package types	• Tablet PCs • LCD/LED TVs • Notebooks • Automotive
Timing Controllers	• Wide range of resolutions • EPI, m-LVDS, MIPI, USI-T interface technologies • Input voltage ranging from 1.6V to 3.6V	• Tablet PCs • Public information display
OLED Source Drivers	• 960 output channels • 10 bit (1 billion colors) • Output voltage: 18V • COF package type • EPI interface technology	• OLED TVs
Micro LED Drivers	• 480 to 552 output channels (3 Mux) • 10 bit (1 billion colors) • Output voltage: max 18V • COF package type • USI interface technology	• Micro LED TVs

Mobile Display Solutions. Our mobile display solutions incorporate the industry's most advanced display technologies, such as OLED and LTPS, as well as high-volume technologies such as a-Si TFT. Our mobile display products offer specialized capabilities, including high speed serial interfaces, such as mobile display digital interface ("MDDI"), MIPI, reduced swing differential signaling interface (RSDS) and logic-based OTP memory. Our OLED driver ICs can support various configurations such as high resolution from FHD+(2,880x1,284) to QHD+(3,360x1,440), wide aspect ratio from 16:9 to 21:9 and rigid and flexible OLED displays. In the transition to, and adoption of, 5G, fast responses and high frame rates such as 90Hz, 120Hz and 144Hz are becoming essential product offerings. To meet this new and evolving demand, we have developed and mass produced our OLED display driver IC, which supports 90Hz/120Hz/144Hz high frame rates.

The following table summarizes the features of our products, including those in mass production and those undergoing customer qualification, which is the final stage of product development, for mobile displays:

Product	Key Features	Applications
OLED	• Resolutions of HD720, WXGA, FHD, FHD+, QHD and QHD+ • Aspect ratio from 16:9 to 21:9 • Color depth of 1 billion • MIPI, eRVDS interface • Logic-based OTP • Image enhancement IP • Display data compression IP	• Smartphones • Game consoles • Digital still cameras • Tablet PCs • Virtual reality headsets • Automotive
LTPS	• Resolutions of VGA, WSVGA, WVGA and DVGA • Color depth of 16 million • MDDI, MIPI interface • Logic-based OTP • Separated gamma control	• Smartphones • Digital still cameras
a-Si TFT	• Resolutions of WQVGA and HVGA • Color depth of 16 million • RSDS, MDDI, MIPI interface • CABC • Separated gamma control	• Mobile phones • Digital still cameras • Automotive

Power IC products

We develop, manufacture and market power management solutions for a wide range of end-market customers. Our products include AC-DC/DC-DC converters, LED drivers, regulators, PMICs for a range of devices, including LCD, LED, and UHD televisions, digital signage, smartphones, wearable devices, notebooks, tablet PCs, other consumer electronics, and consumer appliances.

- ***AC-DC/DC-DC Converters.*** We offer AC-DC/DC-DC converters targeting mobile applications and high-power applications like LCD, LED, and UHD televisions, notebooks, smartphones, mobile phones, set-top boxes and display modules. We expect our AC-DC/DC-DC converters will meet customers' green power requirements by featuring wide input voltage ranges, high efficiency and small size.

- ***LED Drivers.*** LED backlighting drivers serve the fast-growing LCD and LED panel backlighting market for LCD and LED televisions, LCD monitors, digital signage, notebooks, smartphones and tablet PCs. Our products are designed to provide high efficiency and a wide input voltage range, as well as pulse width modulation (PWM) dimming for accurate white LED dimming control. LED lighting drivers have a wide input voltage range applicable to incandescent bulbs and fluorescent lamp replacement.

- ***Regulators.*** We also provide analog regulators for mobile, computing and consumer applications. Our products are designed to deliver high efficiency and low power consumption in mobile applications.
- ***SSD PMICs.*** We also provide solid-state drive power management integrated circuits (SSD PMICs) for the computing segment. Our products are designed for high frequency switching, high efficiency and pulse frequency modulation (PFM) functions to reduce power consumption in low load converters.
- ***Logic PMICs.*** We also provide logic PMICs for organic light-emitting diode (OLED) display panel. Our PMICs provide optimized power to source driver, gate driver and timing controller (T-CON) of OLED display panel through a multi-channel power block (boost converter, buck converter, Op-Amps and positive/negative LDOs).

Our power IC solutions help customers enhance system stability and improve hear dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Power IC utilizes standard BCD process technologies which can be sourced from multiple foundries.

The following table summarizes the features of our products, including those in mass production and those undergoing customer qualification, which is the final stage of product development:

Product	Key Features	Applications
AC-DC/DC-DC Converter	• Wide control range for high power application (>150W) • Advanced BCDMOS process • High Precision Voltage Reference • Very low startup current consumption • Fast load and line regulation • Accurate output voltage • OCP, SCP and thermal protections	• LCD/LED/UHD TVs • Power supplies • Smartphones • Mobile phones • Notebooks • Set-top boxes
LED Backlighting Drivers	• High efficiency, wide input voltage range • Advanced BCDMOS process • OCP, SCP, OVP and UVLO protections • Accurate LED current control and multi-channel matching • Programmable current limit, boost up frequency	• Tablet PCs • Notebooks • Smartphones • LED/UHD TVs • LED monitors
Digital Controlled LED Driver	• Multi-channel constant current control • 12Bit gray scale with SPI	• Digital signage
LED Lighting Drivers	• High efficiency, wide input voltage range • Simple solutions with external components fully integrated • Advanced high voltage BCDMOS process • Accurate LED current control and high power factor and low THB	• AC and DC LED lighting

Product	Key Features	Applications
Regulators	• Single and multi-regulators • Low Noise Output regulators • Wide range of input voltage and various output current • CMOS and BCDMOS processes • LDO (Low Drop Out — Linear Regulator)	• Smartphones and Mobile phones • Notebooks • Computing applications
SSD PMIC	• High current buck • PFM function • High frequency switching • High efficiency • High integration technology • Small QFN package	• Computing applications
Logic PMIC	• High current boost • Integrated pass transistor • LDO • 3channel high current buck • Negative Charge Pump • 2channel buffer Op-Amp. • Tiny Wafer Level CSP	• Notebooks • Tablet PCs

Power Analog Solutions Business Line

Power discrete products

We develop, manufacture and market power management solutions for a wide range of end-market customers. The products include MOSFETs and IGBTs for a range of devices, including LCD, LED, and UHD televisions, digital signage, smartphones, mobile phones, wearable devices, desktop PCs, notebooks, tablet PCs, other consumer electronics, consumer appliances, automotive, and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives.

- ***MOSFETs.*** Our MOSFETs include low-voltage from 12V to 30V, medium-voltage from 40V to 200V, high-voltage planar MOSFETs, 200V through 650V, and super junction MOSFETs, 250V through 900V.

  MOSFETs are used in applications to switch, shape or transfer electricity under varying power requirements. The key application segments are smartphones, mobile phones, wearable devices, LCD, LED, and UHD televisions, desktop PCs, notebooks, tablet PCs, servers, lighting and power supplies for consumer electronics automotive (electric vehicles) and industrial equipment. MOSFETs allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. For example, computing solutions focus on delivering efficient controllers and MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing systems.

- ***IGBTs.*** Our IGBTs include 650V to 1200V field stop trench IGBTs. IGBTs are used in automotive and high power industrial applications, such as UPSs, power supplies, motor drives, solar inverters, welding machines and consumer appliances.

Our power management solutions enable customers to increase system stability and improve heat dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Our in-house process technology capabilities and eight-inch wafer production lines increase efficiency and contribute to the competitiveness of our products.

The following table summarizes the features of our products, including those in mass production and those undergoing customer qualification, which is the final stage of product development:

Product	Key Features	Applications
Low Voltage MOSFET	• Voltage options of 12V-30V • Advanced Trench MOSFET Process • High cell density • Advanced packages to enable reduction of PCB mounting area	• Smartphones, mobile phones, and wearable devices • Tablet PCs, Notebooks • Desktop PCs, Servers • LCD/LED TVs • Industrial applications • Automotive
Medium Voltage MOSFET	• Voltage options of 40V-200V • Advanced Trench MOSFET Process • High cell density • High system efficiency • Advanced packages to enable reduction of PCB mounting area	• e-Bikes and Motor controls • Battery Management Systems • Power tools and Servers • Energy Storage System • Other computing applications (Tablet PCs, Notebooks, Desktops) • Consumer applications (TV) • Industrial applications • Automotive
High Voltage MOSFET	• Voltage options of 200V-650V • R2FET (rapid recovery) option to shorten reverse diode recovery time • Zener diode option for MOSFET protection for abnormal input • Advanced Planar MOSFET Process • Advanced packages to enable reduction of PCB mounting area	• Adaptors for tablet PC/ mobile phone/smartphone • Power supplies • Lighting (ballast, HID, LED) • Industrial applications • LCD/LEDTVs • Automotive
Super Junction MOSFET	• Voltage options of 250V-900V • Low $R_{DS(ON)}$ • Epi stack process • Zener diode option for MOSFET protection for abnormal input • Advanced SJ MOSFET process • Advanced packages to enable reduction of PCB mounting area • Low power loss by high speed switching	• LCD/LED/UHD TVs • Lightings applications (ballast, HID, LED) • Smartphones • Power supplies • Servers and Telecom powers • Industrial applications • EV charging station • On board charger
IGBTs	• Voltage options of 650V/ 1200V • Field Stop Trench IGBT • Current options from 15A to 100A	• Automotive • Solar inverters • Industrial applications • Consumer appliances

Sales and Marketing

We focus our sales and marketing strategy on continuing to grow and leverage our existing relationships with leading consumer electronics OEMs, while expanding into industrial and automotive end markets. We believe our close collaboration with customers allows us to align our product and technology development with our customers' existing and future needs. Because our customers often service multiple end markets, our product sales teams are organized by customers within the major geographies. We believe this facilitates the sale of products that address multiple end-market applications to each of our customers.

We sell our products through a direct sales force and a network of authorized agents and distributors. We have strategically located our sales and technical support offices near our customers. Our direct sales force consists primarily of representatives co-located with our design center in Korea, as well as our local sales and support offices and sales liaisons in Japan, Greater China, Taiwan and Europe. We have a network of agents and distributors in the U.S., Europe and the Asia Pacific region. For the years ended December 31, 2024 and 2023, we derived 32% and 34% of net sales from our standard products business through our direct sales force, respectively, and 68% and 66% of net sales from our standard products business through our network of authorized agents and distributors, respectively.

Customers

We sell our products to consumer, computing, communication, automotive and industrial electronics OEMs, original design manufacturers and electronics manufacturing services companies, as well as subsystem designers. For the years ended December 31, 2024 and 2023, our ten largest customers accounted for 74.1% and 69.2% of net sales from our standard products business, respectively. Our arrangements with and reliance on key customers, particularly customers for our display products, may make it less practicable to pursue certain opportunities with other potential new and existing customers. For the year ended December 31, 2024, sales to SAMT represented 21.4% of net sales from our standard products business, and Samsung Display represented 14.7% of net sales from our standard products business. For the year ended December 31, 2023, sales to SAMT represented 16.7% of net sales from our standard products business, and Samsung Display represented 13.4% of net sales from our standard products business. For the year ended December 31, 2024, we recorded revenues of $2.1 million from customers in the U.S. and $219.0 million from all foreign countries, of which 43.7% was from Greater China and 39.3% was from Korea. For the year ended December 31, 2023, we recorded revenues of $2.8 million from customers in the U.S. and $192.9 million from all foreign countries, of which 41.4% was from Greater China and 34.6% was from Korea. All information pertaining to the geographic source of revenues is with respect to the geographic location to which our products are billed.

Intellectual Property

As of December 31, 2024, our portfolio of intellectual property assets included approximately 836 registered patents and 166 pending applications. Approximately 304 and 46 of our registered patents and pending applications, respectively, are novel in that they are not a foreign counterpart of an existing registered patent or pending application. Because we file patents in multiple jurisdictions, we additionally have approximately 532 registered patents and 110 pending applications that relate to identical technical claims in our base patent portfolio. Our registered patents expire at various times approximately over the next 19 years. While these patents are, in the aggregate, important to our competitive position, we do not believe that any single registered patent or pending application is material to us.

See "Item 1A. Risk Factors—Risks Related to Our Business—Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others."

National Core Technology

Under the Act on Prevention of Leakage and Protection of Industrial Technology of Korea (the "ITA"), any export (including various means of outflow such as sale or transfer outside Korea) of technology designated as "national core technology" ("National Core Technology" or "NCT") by the Korean Ministry of Trade, Industry and Energy (the “MOTIE”) requires the filing of a prior-report with, and the acceptance of the same by, the MOTIE. Any such export of NCT without the acceptance of the prior report with the MOTIE may be subject to corrective orders by the relevant authorities, and failure to comply with such corrective orders may potentially result in criminal liabilities.

The Notification Regarding Designation of National Core Technologies issued by the MOTIE was amended on July 14, 2021 to add certain technologies to the list of National Core Technology designated by the MOTIE, and the amended list includes the OLED Display Driver IC (“OLED DDI”) design technology for driving display panels. Since then, the Act on Special Measures for Strengthening and Protecting the Competitiveness of the National High-Tech Strategic Industry (the “Special Act”) was enacted and became effective on August 4, 2022, and more recently, on June 2, 2023, the MOTIE designated 17 technologies, including the OLED DDI design technology for driving display panels, as National High-Tech Strategic Technology (“NHST”) under the Special Act. Under the Special Act, any export of NHST requires prior approval from the MOTIE. Any such export of NHST without the approval of the MOTIE may be subject to corrective orders by the relevant authorities and may also be subject to criminal sanctions.

In the ordinary course of business, one of our Korean subsidiaries, Magnachip Mixed-Signal, Ltd., may provide certain information relating to its products, including OLED DDI, to customers, suppliers or vendors, and such disclosure of information may be subject to the NCT-related regulations under the ITA and NHST-related regulations under the Special Act, and therefore the MOTIE’s acceptance of prior-reports (under the ITA) and the MOTIE’s prior approval (under the Special Act). Since the amendment of the foregoing NCT list in July 2021, we have filed prior-reports and applications for prior approval with the MOTIE for the export of our OLED DDI product-related information to certain overseas vendors that manufacture our products, and all such reports and applications have thus far been accepted and approved by the MOTIE.

Competition

We operate in highly competitive markets characterized by rapid technological change and continually advancing customer requirements. Although no one company competes with us in all of our product lines, we face significant competition in each of our market segments. Our competitors include other independent and captive manufacturers and designers of analog and mixed-signal integrated circuits, including display driver and power management semiconductor devices.

We compete based on design experience, manufacturing capabilities, the ability to satisfy customer needs from the design phase through the shipping of a completed product, length of design cycle and quality of technical support and sales personnel. Our ability to compete successfully will depend on internal and external variables, both within and outside of our control. These variables include the timeliness with which we can develop new products and technologies, product performance and quality, manufacturing yields, capacity availability, customer service, pricing, industry trends and general economic trends.

Human Capital

Our worldwide workforce consisted of 881 employees (full- and part-time) as of December 31, 2024, of which 206 were involved in sales, marketing, general and administrative, 220 in research and development (including 87 with advanced degrees), 40 in quality, reliability and assurance, and 415 in manufacturing (comprised of 39 in engineering and 376 in operations, maintenance and others). Our employees leverage their extensive expertise in engineering, design and process to accelerate the advancement of technology and be leaders in our industry. We pride our company on being a great workplace where employees from diverse backgrounds can reach their full potential.

Labor Unions

As disclosed in previous reports, we have a labor union at our Korean subsidiary, Magnachip Semiconductor, Ltd., (the “First Union”). On September 16, 2021, the formation of a second labor union at our

Korean subsidiary, Magnachip Semiconductor, Ltd., (the "Second Union") was approved by local authorities (the First Union and the Second Union are collectively referred to as the "Magnachip Semiconductor Labor Unions"). Both the First Union and the Second Union are members of a supervisory association named "Federation of Korean Trade Unions." The First Union represents member employees who are factory workers and the Second Union represents member employees who are office workers, in both cases at our Korean subsidiary.

As of December 31, 2024, of the 833 employees at our Korean subsidiaries, 380 employees at Magnachip Semiconductor, Ltd. were represented by the First Union, and 73 employees at Magnachip Semiconductor, Ltd. were represented by the Second Union. Approximately 54% of our employees at our Korean subsidiaries were represented by the Magnachip Semiconductor Labor Unions.

See "Item 1A. Risk Factors—Risks Related to Our Business—If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which would adversely affect our revenues and profitability."

Values and Culture

Our core values represent a commitment to building an environment of trust with our employees, customers, investors and the communities in which we operate. Through our values and culture, we strive to shape a better future not only for ourselves and our customers, but for humanity as a whole. At Magnachip, we strive to foster effective collaboration by respecting different perspectives, giving and receiving constructive feedback, and supporting one another.

Inclusion and Diversity

We support all employees, regardless of gender, gender identity or expression, age, veteran status, race, ethnicity, national origin, religion or disability. We place great importance on inclusion and diversity within the workplace, and believe that an inclusive and diverse culture creates a happier, more relaxed work environment.

Labor and Ethics

Magnachip strives to provide and maintain a working environment where management and employees are happy and treated with dignity and respect. Magnachip adheres to human rights and labor standards of international labor organizations, such as the United Nations and the International Labor Organization. Magnachip prohibits all forms of discrimination based on gender, race, nationality, religion and age to ensure all employees work in a safe and fair environment.

Empowering Great Talent

We offer a variety of offline training programs, including courses in the areas of design, engineering and technology, as well as courses at different job levels and leadership education. We also offer a number of online training programs, including in the areas of management/leadership and business skills such as presentation, negotiation, reporting, Information Technology and foreign language, which allow employees to improve their capabilities without time and space constraints. Every year, a majority of our employees are required to complete certain educational programs in the areas of information security, industrial safety and health, and sexual harassment prevention.

We believe the foundation of Magnachip is our research and development ("R&D") talent. To ensure R&D technical professionals continue to advance their skills and knowledge, we have technology committees that attend regular seminars and conduct periodic research. We have a reward program for exemplary research.

We also offer a Vision Seminar, which is led by our CEO and is designed to share our company's vision, strategy and the management's key messages to employees. Additionally, the CEO and management regularly communicate with employees through CEO letters and town hall meetings.

Compensation and Benefits

We strive to reward employees with competitive compensation based on contribution and performance. We periodically evaluate market practices for compensation and benefits, including with respect to job function, role and responsibility, job level and region, and regularly review whether our compensation levels and distribution methods are fair and equitable. Additionally, we have long-and mid-term retention programs to attract and retain high-performing key talent.

We offer various employee benefits under the company philosophy that ensuring employees enjoy a happier life with their families is as critical as promoting their own health and well-being. All employees and their family members have access to annual medical checkup programs. Employees also have access to other benefits such as personal pensions, housing assistance, medical reimbursement plans and educational assistance programs.

Safety and Wellness

We appreciate the fact that our employees constitute one of the most critical assets of Magnachip, and therefore, their safety and wellness are key factors to our success. We have a dedicated Environmental Health & Safety ("EHS") team that establishes and reviews internal EHS regulations based on international agreements as well as local laws and regulations. Our EHS team is also responsible for identifying, evaluating and improving EHS issues within the overall manufacturing process to ensure a safe and comfortable work environment. Magnachip has implemented and maintains an Occupational Health and Safety Management System as well as an Environmental Management System. Our sites are certified to the internationally recognized ISO 45001 and ISO 14001 standards.

In January 2021, the Korean legislature enacted the Serious Accident Punishment Act ("SAPA"), which imposes criminal liability on individuals and entities responsible for "serious accidents," including industrial accidents that cause death, serious injury or occupational illness. SAPA essentially requires enterprises to establish relevant standards and measures to ensure a certain level of operational safety, including the health and safety of all employees. SAPA went into effect in January 2022, and in connection therewith, we appointed Mr. Seunghoon Lee as the Chief Safety Officer of Magnachip Semiconductor, Ltd. ("MSK"), who then formed a dedicated team to evaluate, improve and monitor the policies, practices, standards and systems relating to health and safety to ensure compliance with SAPA. Mr. Lee, who has over 35 years of manufacturing and industrial EHS experience at Magnachip, concurrently serves as the Chief of Manufacturing of MSK.

Environmental

We are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and waste, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Since 2015, our Korean subsidiaries have been subject to a new set of greenhouse gas emissions regulation, the Korean Emissions Trading Scheme, or K-ETS, under the Act on Allocation and Trading of Greenhouse Gas Emission Allowances. Under K-ETS, our Korean subsidiaries were allocated a certain amount of emissions allowance in accordance with the National Allocation Plan prepared by the Korean government and is required to meet its allocated target by either reducing the emission or purchasing the allowances from other participants in the emission trading market.

Another example is the regulations on chemicals under Chemicals Control Act and K-REACH, which came into effect on January 1, 2015. Under these laws, our Korean subsidiaries are required to comply with various requirements to report, evaluate, manage and ensure the safe usage of the chemicals used in its facilities. There can be no assurance that we have been or will be in compliance with all of these laws and regulations, or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws and the failure to comply with new or existing laws or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Raw Materials

We use processes that require specialized raw materials that are generally available from a limited number of suppliers. We continue to attempt to qualify additional suppliers for our raw materials. The Securities and Exchange Commission (the "SEC"), as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, has adopted disclosure regulations for public companies that manufacture products containing certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. These "conflict minerals" are commonly found in metals used in the manufacture of semiconductors. The implementation of these requirements could adversely affect the sourcing, availability and pricing of metals used in the manufacture of our products. See "Item 1A. Risk Factors—Risks Related to Our Business—Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain raw materials used in manufacturing our products."

Available Information

Our principal executive office is located at: c/o Magnachip Semiconductor, Ltd., 15F, 76, Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28581, Republic of Korea, and our email address is investors@magnachip.com. Our website address is www.magnachip.com. Our annual, quarterly and current reports on Forms 10-K, 10-Q or 8-K, respectively, and all amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, can be accessed, free of charge, at our website as soon as practicable after such reports are filed with the SEC. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Compensation Recovery Policy, Audit Committee Charter, Compensation Committee Charter, Nominating and Governance Committee Charter and Risk Committee Charter are available on our website. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this Report and shall not be deemed to be incorporated by reference into this Report. In addition, the SEC maintains an internet site, www.sec.gov, from which you can access our annual, quarterly and current reports on Form 10-K, 10-Q and 8-K, respectively, and all amendments to these materials after such reports and amendments are filed with the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number: c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28581, Republic of Korea; Attention: Investor Relations; email address: investors@magnachip.com.

Information About Our Executive Officers

The following table sets forth certain information regarding our current executive officers:

Name	Age	Position
Young-Joon (YJ) Kim	60	Director and Chief Executive Officer
Shin Young Park	44	Chief Financial Officer
Theodore Kim	55	Chief Compliance Officer, General Counsel and Secretary
Seunghoon Lee	66	Acting Co-General Manager of Power Analog Solutions
Jinseok Yang	50	Acting Co-General Manager of Mixed-Signal Solutions

Young-Joon (YJ) Kim, Director on the Board of Directors, Member of the Risk Committee and Chief Executive Officer. Mr. YJ Kim became our Chief Executive Officer in May 2015 and has also served as a director on our Board since that time. In February 2023, Mr. Kim held the additional role of Acting Co-General

Manager of our Power business to capitalize on the attractive growth opportunities in the Power sector. In February 2020 to February 2023, Mr. Kim assumed the additional role of General Manager of the Display business to capitalize on the attractive growth opportunities in OLED display and other relevant emerging markets. He also served as the acting General Manager of Foundry Services Group from January 2019 until the completion of the sale of the Foundry Services Group and the factory in Cheongju ("Fab 4") on September 1, 2020. Mr. Kim joined our company in May 2013 and served as our Executive Vice President and General Manager, Display Solutions Division. He was promoted to Interim Chief Executive Officer in May 2014. Prior to joining our company, Mr. Kim held a variety of senior management roles at several global semiconductor firms. His past roles include marketing, engineering, product development and strategic planning, and his product expertise includes microprocessors, network processors, multi-core processors, FLASH, EPROM, analog, mixed-signal, sensors, 3G/4G/5G base stations, workstations and servers. Immediately before joining our company, Mr. Kim served as Vice President, Infrastructure Processor Division, and General Manager of the OCTEON Multi-Core Processor Group of Cavium, Inc., where he worked from 2006 to 2013. Prior to Cavium, Mr. Kim served as Core Team Lead and General Manager of the Tolapai Program at Intel Corporation from 2004 to 2006. In 1998, Mr. Kim co-founded API Networks, a joint venture between Samsung and Compaq, where he served as the head of product management, worldwide sales and business development for Alpha processors. Prior to API Networks, Mr. Kim served as Director of Marketing at Samsung Semiconductor, Inc. from 1996 to 1998. Mr. Kim began his career as a product engineer at Intel Corporation in 1988. Mr. Kim holds B.S. and M. Eng. degrees in Electrical Engineering from Cornell University. Our Board has concluded that Mr. YJ Kim is a valuable member of the Board based on his understanding of our company's products and technology as our Chief Executive Officer and his deep knowledge of the semiconductor industry.

Shin Young Park, Chief Financial Officer**.** Ms. Shin Young Park became our Chief Financial Officer in January 2022 and became our Chief Accounting Officer in March 2020. Ms. Park previously served as the Company's Corporate Controller from November 2018 to February 2020. Prior to that, she served as the SEC Reporting and Accounting Director from April 2015 to October 2018. Before joining the Company in April 2014, from 2005 to March 2014, Ms. Park served in various senior advisory and audit service positions at Deloitte, a public accounting firm. From 2005 to 2009, she worked at Deloitte & Touche in Chicago, Illinois; from 2009 to 2011 and then from 2013 to March 2014, she worked at Deloitte Anjin in Seoul, South Korea; and from 2011 to 2013, she worked at Deloitte in London, U.K. Ms. Park holds a B.A. degree in business administration from Sogang University, Seoul, Korea, and a Master's degree in hospitality industry studies from New York University.

Theodore Kim, Chief Compliance Officer, General Counsel and Secretary. Mr. Theodore ("Ted") Kim became our Chief Compliance Officer in May 2015 and became our General Counsel and Secretary in November 2013. Mr. Kim previously served as our Senior Vice President from November 2013 to May 2015. Prior to joining Magnachip, Mr. Kim served as Head Lawyer, Global Business Development at Samsung Fire & Marine Insurance from October 2012 to October 2013. Mr. Kim was employed by Gibson Dunn, a law firm, from October 2005 to July 2012, serving most recently as Of Counsel. Prior to that, he served as Foreign Legal Consultant at Kim & Chang, a law firm in Korea, from 2001 to 2005, and prior to that, he worked as an associate attorney at Morrison & Foerster, a law firm, from 1997 to 2001. Mr. Kim holds a B.A. degree in Economics and a B.S. degree in Mechanical Engineering from University of California, Irvine, and a J.D. degree from University of California, Los Angeles, School of Law.

Seung Hoon Lee, Acting Co-General Manager of Power Analog Solutions, Chief of Manufacturing & Operations, and Chief Safety Officer. Mr. Seung Hoon Lee was named Acting Co-General Manager of Power Analog Solutions in May 2024. He has been serving as our Chief of Manufacturing and Operations, Chief Safety Officer and Acting Head of Labor Relations since 2020. Prior to that, Mr. Lee served as Chief of Manufacturing for the factories in Cheongju and Gumi, Korea from 2015 to 2020. He was Chief of Manufacturing for the Gumi factory from 2012 to 2015 and for the Cheongju factory from 2007 to 2012. Mr. Lee holds a B.S. degree in Electronic Engineering from Chosun University.

Jinseok Yang, Acting Co-General Manager and Assistant General Manager of Mixed-Signal Solutions. Mr. Jinseok Yang became our Acting Co-General Manager of Mixed-Signal Solutions in August 2024 and became our Assistant General Manager of Display Solutions in February 2020. Prior to that, Mr. Yang served as Head of Display Design from 2015 to 2020. Prior to that, Mr. Yang served as Head of Mobile Display Driver IC from 2012 to 2015. Mr. Yang holds a B.S. degree in Electronic Engineering from Sungkyunkwan University, and a Master's degree in Electronic Engineering from Pohang University of Science and Technology.

Item 1A. Risk Factors

You should carefully consider the risk factors set forth below as well as the other information contained in this Report. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risk Factors Summary

The following is a summary of the risk factors included herein.

- ***We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.***
- ***A significant portion of our sales comes from a relatively limited number of customers, the loss of which could adversely affect our financial results.***
- ***The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.***
- ***We may fail to realize all of the anticipated benefits of our operational initiatives, including the strategic options for exiting our Display business, or those benefits may take longer to realize or be more expensive than expected.***
- ***We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.***
- ***Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.***
- ***Expanded trade restrictions may limit our ability to sell to certain customers.***
- ***Recent changes in international trade policy and the imposition and threats of international tariffs, including tariffs applied to goods traded between the United States and other countries/regions, could materially and adversely affect our business and results of operations.***
- ***Our Korean subsidiaries have been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.***
- ***Our compliance with the Serious Accidents Punishment Act (the "SAPA") could require significant expenditures and management time and expose us to liability for violations.***
- ***Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.***
- ***We cannot guarantee that our share repurchase program will be successfully consummated, or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.***

- ***Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.***
- ***We have not historically paid dividends and do not currently have any dividend or distribution policy, and therefore, investors may need to rely on sales of their common stock as the only way to realize any future gains on their investments.***
- ***Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our debt instruments when they come due.***

Risks Related to Our Business

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience renewed, and possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. This may reduce our results of operations. Current global macroeconomic conditions, including higher inflation and interest rates and uncertainty caused by the Russian-Ukraine war, Israel-Hamas war, sustained military action and conflict in the Red Sea, and trade tensions between the U.S., China and other countries have led to weaker end-market demand and unstable supply chain. We continue to monitor these trends and uncertainties, and any decline in end-market demand and increase in inventory levels could negatively impact our financial condition and results of operations.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

Our restructuring activities and dispositions of assets and businesses could result in lost business and other costs that could have a material adverse effect on our results of operations.

From time to time, we may choose to sell assets, restructure business operations, shut down manufacturing lines or otherwise dispose of assets and businesses as part of management's strategies to better align our product offerings with market demands and our customers' needs. In connection with these activities, we face risks that we will disrupt service to our customers, lose business and incur significant costs related to such activities. These risks include potential damage to our reputation and customer relationships if we are unable to effectively transition such customer relationships to other production lines or products or if we cannot effectively manage our supplier and vendor relationships during such activities. In addition, we may also face claims or costs associated with transitioning or eliminating certain employee positions and modifying or terminating vendor relationships in connection with those exit activities.

We may fail to realize all of the anticipated benefits of our operational initiatives, including the strategic options for exiting our Display business, or those benefits may take longer to realize or be more expensive than expected.

On March 12, 2025, we announced that we are executing a strategy to transform Magnachip into a pure-play Power company. There can be no assurance that the exploration of strategic options for its Display business, which is to be classified as discontinued operations when the Company reports first fiscal quarter 2025 results of operations, will result in a transaction on terms acceptable to us or other outcome that achieves our objectives. Even if a transaction or series of transactions or corporate actions were completed to exit the Display business, there can be no assurance as to the timing of completing these activities. Moreover, we may not realize any or all of the anticipated benefits from our pursuit of strategic options for our Display business, or the anticipated benefits from transitioning to a pure-play Power company, and such actions could in fact adversely affect our business. Our ability to realize the anticipated benefits of our strategy will depend, to a large extent, on our ability to continue to focus on Power discrete and Power IC products and to achieve expected growth in the absence of the Display businesses. Some of the anticipated benefits may not occur for a significant period of time. In addition, we may retain certain liabilities or obligations related to our Display business or incur certain costs in connection with executing on these strategic options, some of which may be material. The focus on becoming a pure-play Power company and the related strategic options for our Display business may not enhance long-term stockholder value as anticipated. Further, our strategic actions could result in near term restructuring charges and a material impairment of our goodwill and/or intangible assets, among other things.

Many of these factors will be outside of our control and any one of them could result in increased costs, including restructuring charges, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations. In addition, the process of such strategic actions, including divesting or otherwise disposing of assets and businesses, carries an inherent risk of market fluctuations and economic uncertainties that could undermine the value we expect to realize from these strategies.

If we fail to develop new products and technologies or enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and we may not be able to access advanced process technologies, including smaller geometries, or to license or otherwise obtain essential intellectual property required by our customers.

We must develop new products and enhance our existing products to meet rapidly evolving customer requirements. We design products for customers that continually require higher performance and functionality at lower costs. We must, therefore, continue to enhance the performance and functionality of our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological changes and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex.

Customer and market requirements can change during the development of a product. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products from our competitors that offer comparable or superior performance and functionality. Any new products, such as our expanding line of power management solutions, or product enhancements, may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products or product enhancements on a timely and cost-effective basis.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer demand and expected demand for and success of their products. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer demand for our products. On occasion, customers may require rapid increases in supply, which can challenge our production resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' increased demand for our products. Conversely, downturns in the semiconductor industry have caused and may in the future cause our customers to reduce significantly the amount of products they order from us. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand would decrease our results of operations, including our gross profit.

Our customers may cancel their orders, reduce quantities or delay production, which would adversely affect our margins and results of operations.

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced as a result of periodic downturns in the semiconductor industry, or failure to achieve design-wins, have affected and may continue to affect our results of operations adversely. These risks are exacerbated because many of our products are customized, which hampers our ability to sell excess inventory to the general market. We may incur charges resulting from the write-off of obsolete inventory. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product over a set period of time. If we underestimate our costs when determining pricing, our margins and results of operations would be adversely affected.

Our fab manufacturing depends on high utilization of our manufacturing capacity, a reduction of which could have a material adverse effect on our business, financial condition and the results of our operations.

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication facility. As many of our costs are fixed, a reduction in capacity utilization, as well as changes in other factors, such as reduced yield or unfavorable product mix, could reduce our profit margins and adversely affect our operating results. A number of factors and circumstances may reduce utilization rates, including periods of industry overcapacity, the inability to source sufficient materials necessary for manufacturing, low levels of customer orders, operating inefficiencies, strategic evaluations and decisions by our Board related our overall business, divisions and business lines, mechanical failures and disruption of operations due to expansion or relocation of operations, power interruptions and fire, flood or other natural disasters or calamities. The potential delays and costs resulting from these factors and circumstances could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales comes from a relatively limited number of customers, the loss of which could adversely affect our financial results.

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we were to lose key customers or if customers cease to place orders for our high-volume products, particularly our display products, our financial results could be adversely affected. In addition, our arrangements with and reliance on key customers may make it less practicable to pursue certain opportunities with other potential new and existing customers. For the years ended December 31, 2024 and 2023, our ten largest customers accounted for 74.1% and 69.2% of net sales from our standard products business, respectively. For the year ended December 31, 2024, sales to SAMT represented 21.4% of net sales from our standard products business, and Samsung Display represented 14.7% of net sales from our standard products business. For the year ended December 31, 2023, sales to SAMT represented 16.7% of net sales from our standard products business, and Samsung Display represented 13.4% of net sales from our standard products business. Significant reductions in sales to any of these customers, especially our few largest customers, the loss of other major customers or a general curtailment in orders for our high-volume products within a short period of time could adversely affect our business.

The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.

The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. This would cause our gross profit to decrease. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit.

Our industry is highly competitive, and our ability to compete could be negatively impacted by a variety of factors.

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share within both our product categories and end markets. Current and prospective customers for our products and services evaluate our capabilities against the merits of our competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in certain of our end markets and with the internal semiconductor design and manufacturing capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants.

Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete will depend on a number of factors, including the following:

- our ability to offer cost-effective and high quality products and services on a timely basis using our technologies;
- our ability to accurately identify and respond to emerging technological trends and demand for product features and performance characteristics;
- our ability to continue to rapidly introduce new products that are accepted by the market;
- our ability to adopt or adapt to emerging industry standards;
- the number and nature of our competitors and competitiveness of their products and services in a given market;
- entrance of new competitors into our markets;
- our ability to enter the highly competitive power management market; and
- our ability to supply power products to our customers reliably through our own fabrication facility.

Many of these factors are outside of our control. In the future, our competitors may replace us as a supplier to our existing or potential customers, and our customers may satisfy more of their requirements internally. As a result, we may experience declining revenues and results of operations.

Changes in demand for consumer electronics in our end markets can impact our results of operations.

Demand for our products will depend in part on the demand for various consumer electronics products, in particular, mobile phones and multimedia devices, digital televisions, flat panel displays, mobile PCs and digital cameras, which in turn depends on general economic conditions and other factors beyond our control. If our customers fail to introduce new products that employ our products or component parts, demand for our products will suffer. To the extent that we cannot offset periods of reduced demand that may occur in these markets through greater penetration of these markets or reduction in our production and costs, our sales and gross profit may decline, which would negatively impact our business, financial condition and results of operations.

If we fail to achieve design-wins for our semiconductor products, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources on winning competitive selection processes, known as design-wins, to develop semiconductor products for use in our customers' products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Once a customer designs a semiconductor into a product, that customer is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve initial design-wins in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our semiconductor products, which would harm our business.

We have lengthy and expensive design-to-mass production and manufacturing process development cycles that may cause us to incur significant expenses without realizing meaningful sales, the occurrence of which would harm our business.

The cycle time from the design stage to mass production for some of our products is long and requires the investment of significant resources with many potential customers without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end-product qualification period by our customers. The fairly lengthy front end of our sales cycle creates a risk that we may incur significant expenses but may be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel their products or change production specifications, resulting in sudden changes in our product specifications, increasing our production time and costs. Failure to meet such specifications may also delay the launch of our products or result in lost sales.

Research and development investments may not yield profitable and commercially viable products, and thus will not necessarily result in increases in revenues for us.

We invest significant resources in our research and development. Our research and development efforts, however, may not yield profitable or commercially viable products. During each stage of research and development, there is a substantial risk that we will have to abandon a potential product that is no longer marketable and in which we have invested significant resources. In the event we are able to develop viable new products, a significant amount of time will have elapsed between our investment in the necessary research and development effort and the receipt of any related revenues.

We face numerous challenges relating to executing our growth strategy, and if we are unable to execute our growth strategy effectively, our business and financial results could be materially and adversely affected.

Our growth strategy is to leverage our advanced analog and mixed-signal technology platform, continue to innovate and deliver new products, increase business with existing customers, broaden our customer base, aggressively grow our power business, and drive execution excellence. If we are unable to execute our growth strategy effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities and our business and financial results could be materially and adversely affected.

We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.

Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, a depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. For example, foreign currency fluctuations had a favorable impact on our reported profit margins and operating income from operations for the fiscal year ended December 31, 2024 and 2023 due to a relatively weaker Korean won during the periods. Moreover, our foreign currency gain or loss would be affected by changes in the exchange rate between the Korean won and the U.S. dollar as a substantial portion of non-cash translation gain or loss is associated with the intercompany long-term loans to one of our Korean subsidiaries, Magnachip Semiconductor, Ltd., or MSK, which is denominated in U.S. dollars. As of December 31, 2024, the outstanding intercompany loan balance including accrued interests between MSK and our Dutch subsidiary was $257.7 million. Our Dutch subsidiary uses the U.S. dollar as their functional currency. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary, Magnachip Semiconductor Ltd., enters into foreign currency zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations" for further details.

The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives. The loss of such key personnel would have a material adverse effect on our business. In addition, our future success depends on our ability to attract and retain skilled technical and managerial personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. The loss of the services of key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which would adversely affect our revenues and profitability.

As of December 31, 2024, 453 employees, or approximately 54% of our employees, were represented by the Magnachip Semiconductor Labor Unions. We can offer no assurance that any issues with the labor union and other employees will be resolved favorably for us in the future, that we will not experience work stoppages or other labor problems in future years or that we will not incur significant expenses related to such issues.

We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits, disruption of our ongoing business, potential increases in our indebtedness and contingent liabilities and charges if the acquired company or assets are later determined to be worth less than the amount paid for them in an earlier original acquisition. In addition, our indebtedness may restrict us from making acquisitions that we may otherwise wish to pursue.

The failure to achieve acceptable manufacturing yields could adversely affect our business.

The manufacturing of semiconductors involves highly complex processes that require precision, a highly regulated and sterile environment and specialized equipment. Defects or other difficulties in the manufacturing process can prevent us from achieving acceptable yields in the manufacturing of our products, which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects in the photomasks used to print circuits on a wafer or other factors can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. We may also experience manufacturing problems in achieving acceptable yields as a result of, among other things, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies. Yields below our target levels can negatively impact our gross profit and may cause us to eliminate underperforming products.

We rely on a number of independent subcontractors and the failure of any of these independent subcontractors to perform as required could adversely affect our operating results.

A substantial portion of our net sales are derived from semiconductor devices assembled in packages or on film. The packaging and testing of semiconductors require technical skills and specialized equipment. For the portion of packaging and testing that we outsource, we use subcontractors located in Korea and China. We rely on these subcontractors to package and test our devices with acceptable quality and yield levels, and, while we specify quality standards, we are not able to directly oversee their day-to-day operations and the packaging and testing of our devices. Onboarding of a new subcontractor, including as a result of switching from one subcontractor to another, takes approximately three to six months to verify the subcontractor's capabilities and an additional six to twelve months to receive approval from our customers to use such subcontractor. We could be adversely affected by political disorders, labor disruptions, public health issues (including viral outbreaks such as COVID-19) and natural disasters where our subcontractors are located due to the time it would take to onboard a new subcontractor. If our semiconductor packagers and test service subcontractors experience problems in packaging and testing our semiconductor devices, experience prolonged quality or yield problems, experience shutdowns or delays associated with public health issues (such as those associated with COVID-19), or decrease the capacity of their operations available to us, our operating results could be adversely affected.

We cooperate with independent foundries to produce certain Mixed-Signal Solutions products, and the failure of such independent foundries to satisfy our demand could materially disrupt our business.

We use independent foundry services for certain of our Mixed-Signal Solutions products. Silicon wafer production at these facilities is allocated solely by our vendors and beyond our direct control. Therefore, any disruption in wafer supply from these vendors could have a material impact on our revenue and results of operations.

Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.

Increases in demand for semiconductor products have in the past and may again in the future result in a global shortage of manufacturing capacity. As a result, we may experience increases in the costs to manufacture our products and may not be able to manufacture and deliver all of the orders placed by our customers. If we are unable to secure manufacturing capacities from our current subcontractors, our ability to deliver our products to our customers may be negatively impacted. Also, our subcontractors may increase their fees, which would result in an increase in our manufacturing costs, which we may not be fully able to pass to our customers. These factors could cause a negative impact on our results of operations.

We depend on successful parts and materials procurement for our manufacturing processes, and a shortage or increase in the price of these materials could interrupt our operations and result in a decline of revenues and results of operations.

We procure materials and electronic and mechanical components from international sources and original equipment manufacturers. We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components, some of which, such as silicon wafers, are specialized raw materials that are generally only available from a limited number of suppliers. If demand increases or supply decreases for any reason, the costs of our raw materials could significantly increase. For example, worldwide supplies of silicon wafers, an important raw material for the semiconductors we manufacture, have been constrained in recent years due to an increased demand for silicon. We from time to time may enter into multi-year agreements, which specify future quantities and pricing of materials to be supplied by the vendors of these materials; however, this option may not be available to us and we cannot assure that supply increases will match demand increases. If we cannot obtain adequate materials in a timely manner or on favorable terms for the manufacture of our products, revenues and results of operations will decline.

Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain raw materials used in manufacturing our products.

The SEC, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted disclosure regulations for public companies that manufacture products containing certain minerals that are mined from the Democratic Republic of Congo and adjoining countries and procedures pertaining to a manufacturer's efforts regarding the source of such minerals. These "conflict minerals" are commonly found in metals used in the manufacture of semiconductors. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced from them. The implementation of these requirements could adversely affect the sourcing, availability and pricing of metals used in the manufacture of our products. We may also incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals used in our products. We may also face difficulties in satisfying customers who may require that our products be certified as free of "conflict materials," which could harm our relationships with these customers and lead to a loss of revenue.

We face warranty claims, product return, litigation and liability risks and the risk of negative publicity if our products fail.

Our semiconductors are incorporated into a number of end products, and our business is exposed to product return, warranty and product liability risk and the risk of negative publicity if our products fail. Although we maintain insurance for product liability claims, the amount and scope of our insurance may not be adequate to cover a product liability claim that is asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms, or at all. In addition, we are exposed to the product liability risk and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers' products. Further, if our products are delivered with impurities or defects, we could incur additional development, repair or replacement costs, and our credibility and the market's acceptance of our products could be harmed.

We could suffer adverse tax and other financial consequences as a result of changes in, or differences in the interpretation of, applicable tax laws, or the adoption of new U.S. or international tax legislation.

Our company's organizational structure was created in part based on certain interpretations and conclusions regarding various tax laws, including withholding tax and other tax laws of applicable jurisdictions. Our interpretations and conclusions regarding tax laws, however, are not binding on any taxing authority and, if these interpretations and conclusions are incorrect, if our business were to be operated in a way that rendered us ineligible for tax exemptions or caused us to become subject to incremental tax, or if the authorities were to change, modify or have a different interpretation of the relevant tax laws, we could suffer adverse tax and other financial consequences, and the anticipated benefits of our organizational structure could be materially impaired. Our company's organizational structure and other tax positions are subject to review by tax authorities in the local and other jurisdictions where we operate our business.

Our provision for income taxes is subject to volatility and could be negatively affected by earnings being (i) lower than anticipated in jurisdictions that have lower statutory tax rates or (ii) higher than anticipated in jurisdictions that have higher statutory tax rates. In addition, our provision for income taxes could be negatively affected by changes in the valuation of our deferred tax assets and liabilities, changes to global intangible low-tax income tax laws, transfer pricing adjustments, or changes in tax laws, regulations, or accounting principles.

Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign income, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations. For example, the Organization for Economic Cooperation and Development (OECD) has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting (BEPS) project. These changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations and/or cash flow.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 (the "IRA"), which, among other things, implements a 15% alternative minimum tax on the adjusted financial statement income of large corporations with average annual financial income exceeding $1 billion, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. The IRA provisions are effective for tax years beginning after December 31, 2022. On December 12, 2022, the European Union member states agreed to implement the OECD's Pillar 2 global minimum effective tax rate of 15% on multinational enterprise ("MNE") groups with consolidated revenues of at least EUR 750 million during two of the four preceding fiscal years, which will be effective for fiscal years beginning on January 1, 2024. Additionally, South Korea became one of the first countries to enact global minimum tax rules. At this time, we do not anticipate that changes in the tax laws will have a material impact to our consolidated tax provision for the year ending December 31, 2024 or December 31, 2025. We will continue to monitor as new information and guidance becomes available.

We are also subject to regular reviews, examinations and audits by the IRS and other taxing authorities, including the Korean National Tax Service, with respect to income and non-income based taxes both within and outside the U.S. In connection with the OECD's BEPS project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of income earned in various countries. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from our historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.

Expanded trade restrictions imposed by the United States may limit our ability to sell to certain customers.

On August 17, 2020, the U.S. Department of Commerce expanded the scope of export restrictions as applied to products directed to Huawei and its affiliates listed on the Bureau of Industry and Security's Entity List (collectively, "Huawei"). While prior restrictions had minimal effect on our ability to supply to customers, the expanded restrictions would limit our ability to supply to a variety of customers who we believe incorporate our products to those customers' products directly or indirectly sold to Huawei. The U.S. government has also steadily expanded export restrictions to target companies in addition to Huawei, which may have an additional impact on our ability to sell to our customers. While we were able to export some of our products after successfully obtained the necessary export licenses, we are unsure whether our other applications will be successful. Export restrictions may also affect our contractors, suppliers or customers, and we cannot assure that they will not violate the restrictions, and any such violations may result in fines or criminal sanctions against us and damage our reputation.

Additionally, the U.S. has published significant changes to U.S. export control regulations with respect to Russia and China, and we anticipate additional changes to export control regulations in the future. For example, the U.S. government has implemented controls on advanced computing ICs, computer commodities that contain such ICs, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-users. The new controls expand the scope of foreign-produced items subject to license requirements for certain entities on the U.S. government's Entity List. Further changes in the U.S. export control regulations, including changes in the enforcement and scope of such regulations, may create delays in the introduction of our products or services in international markets or could prevent our customers with international operations from deploying our products or services globally. In some cases, such changes could prevent the export or import of our products, which could have a material impact on our future results of operations and financial condition.

Expanded trade restrictions imposed by South Korea may limit our ability to sell to certain customers or engage in any potential strategic opportunities.

Under the ITA, any export (including various means of outflow, such as sale or transfer outside Korea) of National Core Technology by the MOTIE requires the filing of a prior-report with, and the acceptance of the same by, the MOTIE. Under the Special Act, any export of NHST requires prior approval from the MOTIE. Any such export of NCT without the acceptance of the prior-report with the MOTIE may be subject to corrective orders by the relevant authorities, and failure to comply with such corrective orders may potentially result in criminal liabilities. Any such export of NHST without the prior approval from the MOTIE may be subject to corrective orders by the relevant authorities and may also be subject to criminal sanctions.

The Notification Regarding Designation of National Core Technologies issued by the MOTIE was amended on July 14, 2021 to add certain technologies to the list of National Core Technology designated by the MOTIE, and the amended list includes the OLED DDI design technology for driving display panels. On June 2, 2023, the MOTIE designated 17 technologies, including the OLED DDI design technology for driving display panels, as NHST under the Special Act. In the ordinary course of business, our Korean subsidiary, Magnachip Mixed-Signal, Ltd. ("MMS"), may provide certain information relating to its products, including OLED DDI, to customers, suppliers or vendors, and such disclosure of information may be subject to both NCT and NHST restrictions, and therefore the MOTIE's acceptance of prior reports and prior approval. Since the amendment of the foregoing NCT list in July 2021, we have filed prior-reports and applications for prior approval with the MOTIE for the export of our OLED DDI product-related information to certain overseas vendors that manufacture our products, and all such reports and applications have thus far been accepted and approved by the MOTIE.

There is no assurance, however, that any future prior-reports for the export of our product-related information will be accepted by the MOTIE or we will obtain any future prior approval for the export from the MOTIE. In the event that any future prior-report or application is not accepted or not approved, we may be unable to continue our business with the overseas customers, suppliers or vendors, including the manufacturing and delivery of our OLED DDI products.

In addition, in the event that there is any M&A transaction with respect to MMS that results in non-Korean ownership of 50% or more, or exertion of control over the appointment of officers/management by a non-Korean person or entity as the largest shareholder, a prior-report with and the acceptance by the MOTIE is required under the ITA and a prior approval from the MOTIE is required under the Special Act. There is no assurance that any report for an M&A transaction involving non-Korean acquirers or investors will be accepted by the MOTIE, nor we can assure approval for the M&A transaction from the MOTIE when such transaction is pursued in the future.

Recent changes in international trade policy and the imposition and threats of international tariffs, including tariffs applied to goods traded between the United States and other countries/regions, could materially and adversely affect our business and results of operations.

Since the beginning of 2018, there have been increasing public threats and, in some cases, legislative or executive action, from U.S. and foreign leaders regarding instituting tariffs against foreign imports of certain materials. More specifically, since March of 2018, the U.S. and China have applied tariffs to certain of each other's exports. The institution of trade tariffs globally, and between the U.S. and China specifically, may negatively impact the affected countries' economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets. The return of the Trump Administration and its recent imposition of additional tariffs on a number of countries in 2025 and threat of trade wars against foreign countries/regions have created even more uncertainties in international trade which may affect our business. For example, the imposition of tariffs could increase costs of the end-user products we supply that we may not be able to pass on to our customers, which could in turn cause a decrease in the sales of our products and materially and adversely affect our business and results of operations.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.

We attempt to protect our intellectual property rights, both in the U.S. and in foreign countries, through a combination of patent, trademark, copyright, mask works and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are uncertain and still evolving and historically have not protected, and may not protect in the future, intellectual property rights to the same extent as do the laws and enforcement procedures in the U.S. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Many of our patents are subject to cross licenses, several of which are with our competitors. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. Further, it is possible that others will independently develop the same or similar technologies, even without access to our proprietary technologies.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed until they are published. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may need to file lawsuits to enforce our patents or intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources, and we cannot assure you that we will prevail. Any claims of intellectual property infringement or misappropriation against use, even those without merit, could require us to:

- pay substantial damages or indemnify customers or licensees for damages they may suffer if the products they purchase from us or the technology they license from us violate the intellectual property rights of others;
- stop our manufacture, use, sale or importation of the accused products;
- redesign, reengineer or rebrand our products, if feasible;
- expend significant resources to develop or acquire non-infringing technologies;
- discontinue processes; or
- obtain licenses to a third party's intellectual property.

There can be no assurance that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all.

We license certain intellectual property from third parties. The termination of key third-party licenses relating to the use of intellectual property in our products and our design processes would adversely affect certain areas of our business.

We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.

We are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and wastes, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Among them is the Act on Remediation and Compensation for Damages arising from Environmental Contamination which came into effect in Korea on January 1, 2016 and provides for strict liability of business entities in violation of the act and alleviates the burden of proof for the damaged party. Further, under the amendment to the Act on the Control and Aggravated Punishment of Environmental Offenses that becomes effective on November 27, 2020, certain environmental offenses such as illegally emitting specified hazardous air pollutants or emitting air pollutants without necessary permits will be subject to penalties of up to 5% of the sales amount generated from the relevant business. Moreover, to effectively respond to environmental crimes, on November 14, 2022, a joint investigation team was established, consisting of experts from both national and local governments, including the prosecutor's office, the Ministry of Environment. As a result, we have increased potential exposure to liability for environmental contaminations that might have existed in the past or would arise in the future. There can be no assurance that we have been, or will be, in compliance with all such laws and regulations or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Our Korean subsidiaries have been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.

Since 2015, our Korean subsidiaries have been subject to K-ETS, a new set of greenhouse gas emissions regulations, under the Act on Allocation and Trading of Greenhouse Gas Emission Allowances. Under K-ETS, our Korean subsidiaries were allocated a certain amount of emissions allowance in accordance with the National Allocation Plan prepared by the Korean government, and are required to meet their allocated target by either reducing emissions or purchasing allowances from other participants or the government in the emission trading market. Reduction of our emissions or energy consumption may result in additional and potentially costly compliance or remediation expenses, including potentially the installation of equipment and changes in the type of materials we use in manufacturing, as well as cost of procuring emission allowances to cover the excess emissions, which could adversely affect our financial position and results of operations. During the first implementation period from 2015 to 2017 and second implementation period from 2018 to 2020, we did not exceed the allocated emission amount. Our Korean subsidiaries have been allocated emissions allowance in the third implementation period from 2021 to 2025, and we do not expect to exceed the allocated emission amount during the third implementation period. If, however, our Korean subsidiaries exceed the allocated emission amount the third implementation period, we will be required to pay for the excess emissions and may be subject to other regulatory action. We will continue to monitor our compliance with the emissions allowance on a yearly basis. In addition, from time to time, if we assess that we have excess allowances, we may sell such excess allowances to manufacturers in the emission market in Korea.

Furthermore, the Korean legislature enacted the Framework Act on Carbon Neutrality and Green Growth for Responding to Climate Change (the "Carbon Neutrality Framework Act") on September 24, 2021. The Carbon Neutrality Framework Act aims to reduce greenhouse gas emissions by more than 35% by 2030 (compared to 2018) and proclaims the achievement of carbon neutrality by 2050 as a national vision. The Carbon Neutrality Framework Act is significant in that it legislates carbon neutrality and greenhouse gas reduction objectives, and enables the central administrative agencies, local governments and public institutions to implement various measures towards such objectives. On March 25, 2022, the Enforcement Decree of the Carbon Neutrality Framework Act (the "Enforcement Decree") was enacted. The Enforcement Decree aims to provide details required for the execution of items prescribed under the Carbon Neutrality Framework Act. The key provisions of the Enforcement Decree include those setting the mid-to long-term greenhouse gas reduction goal at 40% and implementing the climate change impact assessment scheme. Based on that, on April 11, 2023, the Korean government published the 1st National Basic Plan for Carbon Neutrality and Green Growth (the "Basic Plan"). The Basic Plan is a national plan for responding to the climate crisis and sustainable development. Including annual reduction goals and implementation measures for each sector (e.g., industry and transportation), the Basic Plan will be updated every five years over the next 20 years between 2023 and 2042. It is anticipated that the Carbon Neutrality Framework Act and the Basic Plan, which aims to promote the harmonious development of the economy and the environment in conjunction with active greenhouse gas reduction measures, will serve as the foundation for the government's climate change response policy going forward. Meanwhile, on August 29, 2024, the Constitutional Court of Korea (the "Constitutional Court") held that Article 8, Paragraph 1 of the

Carbon Neutrality Framework Act is unconstitutional. This provision mandates the government to establish a national mid- to long-term target for reducing greenhouse gas emissions by at least 35% from 2018 levels by 2030 which is prescribed by presidential decree. The Constitutional Court ruled that this provision is indeed in violation of the Constitution because it fails to specify any emissions reduction targets beyond 2031, thereby infringing upon the petitioners' right to clean environment. Considering that the extensive legislative authority to determine reduction targets during the period from 2031 to 2049, the Constitutional Court held that the provision would remain in effect until a legislative amendment is enacted, with a deadline set for February 28, 2026.

Our compliance with the Serious Accidents Punishment Act (the "SAPA") could require significant expenditures and management time and expose us to liability for violations.

Enacted on January 26, 2021 and effective as of January 27, 2022 in Korea, the SAPA will impose enhanced liability exposure for workplace accidents. The legislative goal of the SAPA is to prevent serious accidents by prescribing punishments and punitive damages liability for business owners or responsible management personnel who have violated safety and health measures in the event of such serious accidents (serious industrial accidents and serious civil accidents). Since the law applies to businesses in Korea with 50 or more full-time employees starting from January 27, 2022, our Korean subsidiaries become subject to the law after the effective date. According to the SAPA, if a serious occupational accident occurs that results in at least one deceased person, at least two persons wounded for six months or more, or at least three persons suffering from occupational diseases within a one year period, if the "business owners or responsible management personnel" of the relevant business place is found to have failed to perform its "obligation to secure safety and health," that person may be subject to imprisonment for up to 7 year or a fine of up to KRW 100 million (in case of death, imprisonment for not less than 1 year or a fine of not less than KRW 1 billion). Additionally, if there was negligence of the company in giving due attention and supervision to prevent such accident, the company will be subject to a fine up to KRW 1 billion (in case of death, a fine up to KRW 5 billion) under joint penalty provisions. Relevant responsible management personnel will also be required to spend more time, effort and cost to comply with the SAPA and perform the necessary additional duties imposed by the law to ensure compliance.

We may need additional capital in the future, and such capital may not be available on acceptable terms or at all, which would have a material adverse effect on our business, financial condition and results of operations.

We may require more capital in the future from equity or debt financings to fund operating expenses, such as research and development costs, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that any additional equity or debt financing would be available to us, or if available, that such financing would be on favorable terms to us. Accordingly, if we are unable to obtain additional capital or our business does not generate sufficient cash flows from operating activities to fund our working capital needs and planned capital expenditures, and our cash reserves are depleted, we may need to take various actions, such as down-sizing and/or eliminating certain operations, which could include additional exit costs, reducing or delaying capital expenditures, selling assets, or other restructuring actions. There can be no assurance that we would be successful in taking such actions and, in any event, such actions may result in a material adverse effect on our business and results of operations. In addition, our indebtedness limits our ability to incur additional indebtedness under certain circumstances.

Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

We rely on, and expect to continue to rely on, suppliers, subcontractors and operations located primarily in Asia. As a result, we face risks inherent in international operations, such as unexpected changes in regulatory requirements, tariffs and other market barriers, political, social and economic instability, adverse tax consequences, war, civil disturbances and acts of terrorism, public health issues (including viral outbreaks such as COVID-19), difficulties in accounts receivable collection, extended payment terms and differing labor standards, enforcement of contractual obligations and protection of intellectual property. These risks may lead to increased costs or decreased revenue growth, or both.

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between South Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, in recent years, there have been heightened security concerns stemming from North Korea's nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea's actions and possible responses from the international community.

North Korea's economy also faces severe challenges, and any adverse economic developments may further aggravate social and political tensions within North Korea.

Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea that may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down, or military hostilities occur, could have a material adverse effect on the South Korean economy and on our business, financial condition, results of operations and the market value of our common stock.

We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems that could damage our reputation, harm our business, expose us to liability and materially adversely affect our results of operations.

In the ordinary course of our business, we collect and store sensitive data, including IP and other proprietary information about our business and that of our customers, suppliers and business partners. Secure maintenance, processing and transmission of this information is critical to our operations and business strategy. We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems caused by illegal hacking, criminal fraud or impersonation, computer viruses, acts of vandalism or terrorism or employee error, and our security measures or those of any third party service providers we use may not detect or prevent such security breaches. We may incur significant costs to eliminate or alleviate cybersecurity breaches and vulnerabilities, which could be significant, and our efforts to protect against such breaches or vulnerabilities may not be successful and could result in system interruptions that may materially impede our sales, manufacturing, distribution, finance or other critical functions. Any such compromise of our information security could also result in the unauthorized publication of our confidential business or proprietary information or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other assets, the unauthorized release of customer or employee data or a violation of privacy or other laws in the jurisdictions in which we operate. Any of the foregoing could irreparably damage our reputation and business and/or expose us to material monetary liability, which could have a material adverse effect on our results of operations.

You may not be able to bring an action or enforce any judgment obtained in United States courts, or bring an action in any other jurisdiction, against us or our subsidiaries or our directors, officers or independent auditors that are organized or residing in jurisdictions other than the United States.

Most of our subsidiaries are organized or incorporated outside of the U.S. and some of our directors and executive officers as well as our independent auditors are organized or reside outside of the U.S. Most of our and our subsidiaries' assets are located outside of the U.S. and in particular, in Korea. Accordingly, any judgment obtained in the U.S. against us or our subsidiaries may not be collectible in the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon these persons or to enforce against them or us court judgments obtained in the U.S. that are predicated upon the civil liability provisions of the federal securities laws of the U.S. or of the securities laws of any state of the U.S. In particular, there is doubt as to the enforceability in Korea or any other jurisdictions outside the U.S., either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the federal securities laws of the U.S. or the securities laws of any state of the U.S.

We are a holding company and depend on the business of our subsidiaries to make payments to us.

We are a holding company with no independent operations of our own. Our subsidiaries conduct substantially all of the operations necessary to fund our obligations. Our ability to pay dividends or to make payments on any future obligations will depend on our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries' ability to make payments to us will depend on:

- their earnings;
- covenants contained in agreements to which we or our subsidiaries are or may become subject;
- business and tax considerations; and
- applicable law, including any restrictions under Korean law that may be imposed on our Korean subsidiary, Magnachip Semiconductor, Ltd., that would restrict its ability to make payments on intercompany loans from our Dutch subsidiary.

We cannot assure that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us.

We may at times need to incur impairment, restructuring and other restructuring related charges, which could materially affect our results of operations and financial condition.

During industry downturns and for other reasons, we may need to record impairment, restructuring or other restructuring related charges. In the future, we may need to record additional impairment charges or to further restructure our business or incur additional restructuring charges, any of which could have a material adverse effect on our results of operations or financial condition.

We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Even if the final outcome of these legal claims does not have a material adverse effect on our financial position, results of operations or cash flows, defense and settlement costs can be substantial. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

The price of our common stock may be volatile and you may lose all or a part of your investment.

The trading price of our common stock might be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

- actual or anticipated variations in our results of operations from quarter to quarter or year to year;
- announcements by us or our competitors of significant agreements, technological innovations or strategic alliances;

- changes in recommendations or estimates by any securities analysts who follow our securities;
- addition or loss of significant customers;
- recruitment or departure of key personnel;
- changes in economic performance or market valuations of competing companies in our industry;
- price and volume fluctuations in the overall stock market;
- market conditions in our industry, end markets and the economy as a whole;
- subsequent sales of stock and other financings; and
- litigation, legislation, regulation or technological developments that adversely affect our business.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation often has been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management's attention. You may not receive a positive return on your investment when you sell your shares, and you could lose some or the entire amount of your investment.

We cannot guarantee that our share repurchase program will be successfully consummated, or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.

On July 19, 2023, the Board of Directors authorized us to repurchase up to $50 million of our outstanding common stock. Purchases have been and will be made in the open market or through privately negotiated transactions, depending upon market conditions and other factors. In connection with the repurchase program, we established a stock trading plan with Needham & Company, LLC in accordance with Rule 10b5-1 under the Securities Exchange Act. This share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. The IRA enacted in August 2022 imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of any newly issued shares during the taxable year.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 12. Stock Repurchases" for more information.

Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

- authorize our Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Board of Directors may determine;
- prohibit action by written consent of our stockholders;
- prohibit any person other than our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer or holders of at least 25% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to call a special meeting of our stockholders; and
- specify advance notice requirements for stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board of directors before the date the interested stockholder attained that status;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
- on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, DGCL Section 203 defines a business combination to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;
- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

We have not historically paid dividends and do not currently have any dividend or distribution policy, and therefore, investors may need to rely on sales of their common stock as the only way to realize any future gains on their investments.

We have not historically paid cash dividends and do not currently have any dividend or distribution policy. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, unless the Board implements a future dividend or distribution policy, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our debt instruments when they come due.

As of December 31, 2024, we had approximately $27.2 million aggregate principal amount of indebtedness under the working capital Term Loan borrowed under the Loan Agreement, which is secured by a pledge of our Fab 3 properties. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;
- limiting our ability to obtain additional financing on acceptable terms or at all;
- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;
- limiting our flexibility to plan for, or react to, changes in our business;
- exposing us to the risk of increased interest rates, as our Term Loan borrowing is at a variable rate of interest; and
- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness and our cash needs may increase in the future. If we are unable to pay our indebtedness when due, including the Term Loan, the lenders may declare default and invoke remedies that could include the foreclosure on pledged collateral to satisfy such indebtedness, which would have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Cybersecurity risks and data protection are key components of our long-term strategy and enterprise risk management program and are integrated into our overall risk management systems and processes. We maintain processes for assessing, identifying and managing material risks from cybersecurity threats, and we routinely invest in the development and implementation of essential cybersecurity systems, infrastructures and processes to protect the security and integrity of our systems, networks, databases and proprietary information. Key areas of our cybersecurity risk management processes and strategy currently include:

- *Compliance with industry standards and regulatory frameworks*: Our information security management system is ISO 27001 certified. In addition, we align our standards to comply with South Korea's industrial technology protection law (Act on Prevention of Divulgence and Protection of Industrial Technology), which prevents technologies vital to South Korean national security or economic competitiveness from being divulged to or shared with foreign countries or corporations without the government's approval.
- *Ongoing Evaluation and Assessment of Systems and Procedure*: We monitor compliance with regulatory, industry and evolving data privacy requirements and update our cybersecurity risk management program from time to time as appropriate. We also continuously monitor our information security systems and processes on an ongoing basis to identify and remediate cybersecurity threats and

vulnerabilities that could be exploited to adversely impact our business operations. To better preemptively identify risks and vulnerabilities in our security systems, we perform penetration testing for security controls using external third-party tools and encourage vulnerability reporting within our organization.

- *Cross-Collaboration and Coordination*: Cybersecurity risks related to our business, privacy and compliance issues are identified and managed through a multifaceted approach, including third-party monitoring, internal and external IT security audits and reviews by relevant committees.
- *Third-Party Service Providers*: We engage leading third-party product and service providers to assist us with our cybersecurity risk management. We use an Information Prevention and Data Loss Prevention System on networks and endpoints, which is designed to prevent unauthorized access to or transfer of sensitive data. We also use centrally managed antivirus systems for blocking illegal software to detect and remove malware and illegal software from devices in real time. In particular, we use a Managed Security Service provider for Security Information and Event Management services for matters such as firewall management, intrusion detection and prevention, vulnerability management and incident response.
- *Cyber Incident Response Plan*: We maintain a comprehensive cyber incident response plan that sets forth the applicable processes, roles, engagements, escalations and notifications to promptly respond to a cybersecurity incident. This plan covers steps to be taken upon the detection of a cybersecurity incident detection, review by relevant committees, identification of damages, recovery process, post-incident analysis and the introduction of improvement measures. Such incident responses are managed in a timely manner by a dedicated team and overseen by relevant organizations, including IT, finance, legal and compliance.
- *Security Awareness Training for Personnel*: We provide comprehensive employee training on cybersecurity awareness, confidential information protection and simulated phishing attacks.
- *Review of Third-Party Risks*: We routinely conduct risk and compliance assessments of third-party service providers prior to exchanging any sensitive data or integrating with any key third-party provider.

As of December 31, 2024, we have not identified any risks from cybersecurity threats, including any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats (including any previous cybersecurity incidents) that could be reasonably likely to materially affect us, please refer to our Risk Factors discussion under the heading 'We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems that could damage our reputation, harm our business, expose us to liability and materially adversely affect our results of operations' in Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

In line with our overall risk management governance structure, management is responsible for the day-to-day management of cybersecurity risks while the Company's Board of Directors and its Risk Committee actively and continuously provide oversight.

Our Risk Committee oversees the Company's management of key risks including those arising from cybersecurity threats. Our management team reports to the Risk Committee on a quarterly basis, presenting their assessment of key enterprise risks, including cybersecurity. The topics include trends in cyber threats and the initiatives designed to strengthen our security systems and enhance the cyber readiness of our organization. Additionally, at least annually, our management team and our Chief Information Security Officer ("CISO") update the members of the Risk Committee and the Board of Directors on existing and new cybersecurity risks, status of risk mitigation efforts, cybersecurity incidents, if any, and the progress of key information security initiatives.

In 2020, we established the Information Security Steering Committee (the "IS Steering Committee"), a management-level and cross-functional committee, led by our Chief Executive Officer, and comprised of our Chief Compliance Officer, Chief Financial Officer, CISO, Chief Privacy Officer and relevant teams including Information Security, HR, Compliance & Internal Audit and Legal. The IS Steering Committee holds quarterly meetings, during which they review and take action on a wide range of topics, including cybersecurity threat matters such as prevention monitoring, detection mitigation and remediation of cybersecurity incidents.

Our CISO leads a dedicated Information Security team in charge of cybersecurity matters. Collectively, the members of our Information Security team have over 35 years of relevant experience in various roles involving information technology, information security, compliance and systems. Also, our Information Security team oversees compliance with our cybersecurity framework, facilitates cybersecurity risk management activities, assists with the review and approval of policies, and oversees the security awareness program. At least annually, our Information Security team and CISO update the members of the Risk Committee and the Board of Directors on compliance and risk matters. The Information Security team also reports to the IS Steering Committee on a quarterly basis. We invest in ongoing cybersecurity training for our Information Security team.

Item 2. Properties

Our manufacturing operations take place in a single fabrication facility located in Korea in Gumi. Our facility has a capacity of approximately 36,000 eight-inch equivalent wafers per month. We manufacture wafers utilizing geometries ranging from 0.18 to 0.35 microns. The Gumi facility has one main building with 41,022 square meters devoted to manufacturing, testing and packaging.

In addition to our fabrication facility in Gumi, we lease facilities in Cheongju and Seoul, Korea. Each of these facilities includes administration, sales and marketing and research and development functions. We lease sales and marketing offices through our subsidiaries in several other countries.

The ownership of our wafer manufacturing assets is an important component of our business strategy. Maintaining manufacturing control enables us to develop proprietary, differentiated products and results in higher production yields, as well as shortened design and production cycles. We believe our facilities are suitable and adequate for the conduct of our business for the foreseeable future and that we have sufficient production capacity to service our business as currently contemplated without significant capital investment.

All of our assembly, test and packaging services for our Display IC, Power IC and Power discrete businesses are outsourced with the balance handled in-house. The independent providers of these outsourced services are located in Korea and China. The relative cost of outsourced services, as compared to in-house services, depends upon many factors specific to each product and circumstance. However, we generally incur higher costs for outsourced services, which can result in lower margins.

Item 3. Legal Proceedings

We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Intellectual property litigation and infringement claims, in particular, could cause us to incur significant expenses or prevent us from selling our products. We are currently not involved in any legal proceedings that we believe would have a material adverse effect on our business, financial condition or results of operations.

See also "Item 1A. Risk Factors" in this Report for additional information.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "MX."

Total Return to Stockholders (Including Reinvestment of Dividends)

Indexed Returns

Company/Index	Base Period 12/31/2019	12/31/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024
Magnachip Semiconductor Corporation	100	116.45	180.62	80.88	64.60	34.63
S&P 500 Index	100	115.29	146.30	117.85	146.41	180.54
Philadelphia Semiconductor Index	100	151.14	213.35	136.90	225.75	269.24

Holders

The approximate number of record holders of our outstanding common stock as of February 29, 2024 was 67. This number does not include beneficial owners for whom shares are held by nominees in street name.

Stock-Based Compensation

For information on securities authorized for issuance under our equity compensation plans, see Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Dividends

We have not historically paid any cash dividends on our common stock. Our Board of Directors continuously evaluates our capital allocation strategy and liquidity targets, but has not currently implemented any dividend or distribution policy. Any determination to pay dividends in the future will be at the discretion of our Board of Directors.

Issuer Purchases of Equity Securities

The following table shows the monthly activity related to our repurchases of common stock for the quarter ended December 31, 2024.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate dollar value of Shares that may yet be Purchased under the Plans or Programs (in thousands)(2)
October 2024	89,261	$4.54	89,261	$27,097
November 2024(1)	528,775	$3.89	528,501	$25,041
December 2024(1)	228,191	$3.95	116,165	$24,589
Total	846,227	$3.98	733,927	$24,589

(1) Includes 112,300 shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock units issued under our equity incentive plans.

(2) On July 19, 2023, the Company's Board of Directors authorized a new $50 million stock buyback program. Purchases have been and will be made in the open market or through privately negotiated transactions, depending upon market conditions and other factors. In connection with the repurchase program, the Company established a stock trading plan with Needham & Company, LLC in accordance with Rule 10b5-1 under the Exchange Act.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, together in each case with the related notes, included elsewhere in this Report. This discussion and analysis contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this Report.

Overview

We are a designer and manufacturer of analog and mixed-signal semiconductor platform solutions for communication, Internet of Things ("IoT"), consumer, computing, industrial and automotive applications. We have a proven record with about 45 years of operating history, a portfolio of approximately 1,000 registered patents and pending applications and extensive engineering and manufacturing process expertise.

On May 30, 2023, we announced a plan to regroup the business lines in our standard products business, originally grouped as Display Solutions and Power Solutions business lines, into the following two business lines to better align our product strategies (the "Reorganization"):

(i) Our Display integrated circuit ("IC") and Power IC businesses, which are fabless, became the Mixed-Signal Solutions ("MSS") business line; and

(ii) Our Power discrete business, which is an integrated device manufacturing ("IDM") business, became the Power Analog Solutions ("PAS") business line.

On January 10, 2024, we transferred the MSS business line into a newly formed Korean limited liability company named "Magnachip Mixed-Signal, Ltd." Following the Reorganization, our MSS business line is primarily operated by Magnachip Mixed-Signal, Ltd. ("MMS"), and our PAS business line is primarily operated by Magnachip Semiconductor, Ltd. ("MSK"), our already existing Korean operating entity. Both entities are indirect wholly owned subsidiaries of the Company.

On December 31, 2024, our Power IC business was transferred from MMS to MSK, with the transfer being completed on January 1, 2025, to consolidate the Power IC and Power discrete businesses under a single company to expand and strengthen our Power Solutions business.

However, for the purpose of this Annual Report on Form 10-K for the year ended December 31, 2024, our historical results and descriptions of our business and operations reflect the Power IC business as part of the MSS business since it was part of that business group for all of the fiscal year 2024.

During fiscal year 2024, our MSS business line consisted of Display IC and Power IC businesses. Our Display IC products provide flat panel display solutions to major suppliers of large and small flat panel displays. These products include source and gate drivers and timing controllers that cover flat panel displays used in an array of applications, applied with liquid crystal display ("LCD"), organic light emitting diodes ("OLED") or micro light emitting diode ("Micro LED"). Since 2007, we have designed and manufactured OLED display driver IC products. Our current portfolio of OLED solutions addresses various resolutions, ranging from HD (High Definition) to UHD (Ultra High Definition), for a wide range of applications, including smartphones, televisions, automotive and IT applications, such as monitors, notebook PCs and tablet PCs, as well as AR/VRs. Our Power IC products provide Power IC solutions to major television suppliers and large panel display suppliers. These products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits ("PMICs") and level shifter for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and others consumer electronics, as well as automotive applications.

Our PAS business line produces power management semiconductor products, including power discrete solutions for power management in communication, consumer, computing, servers, automotive and industrial applications. These products include metal oxide semiconductor field effect transistors ("MOSFETs") and insulated-gate bipolar transistors ("IGBTs") for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop PCs, notebook PCs, tablet PCs, other consumer electronics, as well as automotive and industrial applications such as power suppliers, e-bikes, solar inverters, LED lighting and motor drives.

Our wide variety of analog and mixed-signal semiconductor products combined with our mature technology platform allow us to address multiple high-growth end markets and rapidly develop and introduce new products and services in response to market demands. Our design center in Korea and substantial global manufacturing operations place us at the core of the global electronics device supply chain. We believe this enables us to quickly and efficiently respond to our customers' needs, and allows us to better serve and capture additional demand from existing and new customers. Certain of our OLED display driver IC and Power IC products are produced using external foundries.

To maintain and increase our profitability, we must accurately forecast trends in demand for electronics devices that incorporate semiconductor products we produce. We must understand our customers' needs as well as the likely end market trends and demand in the markets they serve. We must also invest in relevant research and development activities and purchase necessary materials on a timely basis to meet our customers' demand while maintaining our target margins and cash flow.

The semiconductor markets in which we participate are highly competitive. The prices of our products tend to decrease regularly over their useful lives, and such price decreases can be significant as new generations of products are introduced by us or our competitors. We strive to offset the impact of declining selling prices for existing products through cost reductions and the introduction of new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to mitigate the risk of losses from product obsolescence.

Demand for our products and services is driven by overall demand for communication, IoT, consumer, industrial and automotive products and can be adversely affected by periods of weak consumer and enterprise spending or by market share losses by our customers. In order to mitigate the impact of market volatility on our business, we continually strive to diversify our portfolio of products, customers, and target applications. We also expect that new competitors will emerge in these markets that may place increased pressure on the pricing for our products and services. While we believe we are well positioned competitively to compete in these markets and against these new competitors as a result of our long operating history, existing manufacturing capacity and our worldwide customer base, if we are not effective in competing in these markets, our operating results may be adversely affected.

Net sales for our standard products business are driven by design wins in which we are selected by an electronics original equipment manufacturer ("OEM") or other potential customers to supply its demand for a particular product. A customer will often have more than one supplier designed into multi-source components for a particular product line. Once we have design wins and the products enter into mass production, we often specify the pricing of a particular product for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which our products are used, the inventory levels maintained by our customers and, in some cases, allocation of demand for components for a particular product among selected qualified suppliers.

In contrast to completely fabless semiconductor companies, our internal manufacturing capacity provides us with greater control over certain manufacturing costs and the ability to implement process and production improvements for our internally manufactured products, which can favorably impact gross profit margins. Our internal manufacturing capacity also allows for better control over delivery schedules, improved consistency over product quality and reliability and improved ability to protect intellectual property from misappropriation on these internally manufactured products. However, having internal manufacturing capacity exposes us to the risk of under-utilization of manufacturing capacity that results in lower gross profit margins, particularly during downturns in the semiconductor industry.

Our standard products business requires investments in capital equipment. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by the design and process implementation expertise rather than the use of the most advanced equipment. Many of these processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. As a result, our manufacturing base and strategy do not require substantial investment in leading edge process equipment for those products, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments. In addition, we are less likely to experience significant industry overcapacity, which can cause product prices to decline significantly. In general, we seek to invest in manufacturing capacity that can be used for multiple high-value applications over an extended period of time. In addition, we outsource manufacturing of those products which do require advanced technology and 12-inch and 8-inch wafer capacity, such as OLED display driver IC and Power IC products. We believe this balanced capital investment strategy enables us to optimize our capital investments and facilitates more diversified product and service offerings.

Since 2007, we had designed and manufactured OLED display driver ICs in our internal manufacturing facilities. As we expanded our design capabilities to products that require lower geometries unavailable at our existing manufacturing facilities, we began outsourcing manufacturing of certain OLED display driver ICs to external 12-inch foundries starting in the second half of 2015 and we have started outsourcing 8-inch wafer for OLED TV ICs and Power ICs after the sale of our fabrication facility located in Cheongju, Korea in 2020. This additional source of manufacturing has been an important part of our supply chain management. By outsourcing manufacturing of OLED display driver IC and Power IC products to external foundries, we have been able to adapt dynamically to changing customer requirements and address growing markets without substantial capital investments by us. However, relying on external foundries exposes us to the risk of being unable to secure manufacturing capacity, particularly during the global shortage of foundry services. Although we work strategically with external foundries to ensure long-term wafer capacity, if these efforts are at any time unsuccessful, our ability to deliver products to our customers may be negatively impacted, which would adversely affect our relationship with customers and opportunities to secure new design-wins.

Our success going forward will depend upon our ability to adapt to future challenges such as the emergence of new competitors for our products and services or the consolidation of current competitors. Additionally, we must innovate to remain ahead of, or at least rapidly adapt to, technological breakthroughs that may lead to a significant change in the technology necessary to deliver our products and services. We believe that our established relationships and close collaboration with leading customers enhance our awareness of new product opportunities, market and technology trends and improve our ability to adapt and grow successfully.

Recent Developments

Transition to Pure-Play Power Company

On March 12, 2025, we announced that our Board of Directors and management team have made the decision to become a pure-play Power company to drive revenue growth, improve profitability, and maximize shareholder value. As a result, we are exploring all strategic options for its Display business (Display IC products), which is expected to be classified as discontinued operations when we report first fiscal quarter 2025 results of operations. Our strategic options include a sale, merger, joint venture, licensing, and wind-down. We currently intend to complete this strategic process and exit the Display business by the end of the second quarter of 2025.

As a result of this transition, future periods results of operations are expected to include only our Power IC and Power discrete business as continuing operations, which will impact future revenue by excluding the Display IC business revenue, which is to be classified as discontinued operations. In addition, our strategic actions with respect to the Display business could result in near term restructuring charges, among other things, which could material impact future period results of operations.

CAPEX Loans

On December 16, 2024, Magnachip Semiconductor, Ltd., a Korean limited liability company ("MSK") and indirect wholly owned subsidiary of the Company, executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Equipment Financing Credit Agreement") with Korea Development Bank ("KDB"). In connection with the Equipment Financing Credit Agreement, on December 16, 2024, MSK also entered into a Kun-Pledge Agreement (the "Equipment Pledge Agreement") with KDB with respect to the pledge by MSK in favor of KDB of certain machinery and equipment currently owned by MSK, which are located in its fabrication facility located in Gumi, Korea ("Fab 3 machinery and equipment").

The Equipment Financing Credit Agreement provides for loans for MSK's capital expenditures (the "CAPEX Loans") up to an aggregate of KRW 38,000,000,000 ($26.5 million based on the KRW/USD exchange rate of 1,432.7:1 as of December 16, 2024 as quoted by KEB Hana Bank), which will be funded directly to capital expenditure supply vendors by KDB upon the submission of a request form by MSK with the necessary evidence such as purchase agreement, invoice and other documentation, as applicable.

The CAPEX Loans will bear interest at a variable rate equal to the 3-month CD rate quoted by KDB, plus 0.68%, which rate is adjusted quarterly. The initial interest rate on CAPEX Loans was 3.97% per annum. CAPEX Loans mature in 10 years from the initial loan disbursement date, with an initial 2-year (measured from the first loan disbursement date) interest-only payment period during which only interest is paid monthly, followed by 8 years of amortizing payments where the principal is repaid in equal installments every 3 months and interest is paid monthly. The Equipment Financing Credit Agreement contains customary representations of MSK in connection with the execution of the agreement and with each borrowing of CAPEX Loans and customary terms and conditions for a secured equipment financing loan of this type in Korea. All obligations of MSK under the Equipment Financing Credit Agreement and CAPEX Loans are secured by certain Fab 3 machinery and equipment pursuant to the Equipment Pledge Agreement.

Term Loan

On March 26, 2024, MSK executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with KDB. In connection with the Loan Agreement, on March 26, 2024, MSK entered into a Kun-Pledge (Mortgage) Agreement (the "Pledge Agreement") with KDB pursuant to which MSK pledged its real property and buildings located in Gumi, Korea ("Fab 3 properties") in favor of KDB.

The Loan Agreement provides for a working capital term loan (the "Term Loan") of KRW 40,000,000,000 (approximately $29.8 million based on the KRW/USD exchange rate of 1,340.7:1 as of March 26, 2024 as quoted by KEB Hana Bank), which was funded in full to MSK on March 26, 2024.

The Term Loan bears interest at a variable rate equal to the 3-month CD rate quoted by KDB, plus 1.21%, which rate is adjusted quarterly. The initial interest rate on the Term Loan was 4.86% per annum. The Term Loan requires monthly interest-only payments and matures on March 26, 2027, at which time the full principal balance will be due and payable. All obligations of MSK under the Loan Agreement and the Term Loan are secured by the Fab 3 properties pursuant to the Pledge Agreement.

New Stock Repurchase Program

On July 19, 2023, our Board of Directors authorized a new $50 million stock buyback program. Purchases have been and will be made in the open market or in privately negotiated transactions, depending upon market conditions and other factors.

From August 2023 to December 2023, we repurchased 1,730,173 shares of our common stock in the open market for an aggregate purchase price of $13.6 million and a weighted average price per share of $7.84 under the new stock repurchase program.

From January 2024 to December 2024, we repurchased 2,349,811 shares of our common stock in the open market for an aggregate purchase price of $11.8 million and a weighted average price per share of $5.04 under the new stock repurchase program.

From January 2025 to February 2025, we repurchased 31,254 shares of our common stock in the open market for an aggregate purchase price of $0.1 million and a weighted average price per share of $3.95 under the new stock repurchase program.

Macroeconomic Industry Conditions

The semiconductor industry continues to face a number of macroeconomic challenges, including rising inflation, increased interest rates, supply chain disruptions, inventory corrections, shifting customer and end-user demand, fluctuations in currency rates, and geopolitical tensions, including without limitation ongoing conflicts involving Russia and Ukraine, sustained military action and conflicts in the Middle East, and potential trade conflicts, including arising directly or indirectly from tariffs recently imposed by the United States, any one or more of which may cause volatility and unpredictability in the supply chain or market for semiconductor products and end-user demand. The length and severity of these macroeconomic events and their overall impact on our business, results of operations and financial condition remain uncertain.

Developments in Export Control Regulations

On October 7, 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce published changes to U.S. export control regulations (U.S. Export Regulations), including new restrictions on Chinese entities' ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. Further, on October 12, 2022, a new rule went into effect requiring U.S. persons to obtain a license prior to engaging in certain activities that could "support" certain end-uses and end-users, including those related to weapons of mass destruction. Additionally, on October 21, 2022, BIS brought into effect a series of new Foreign Direct Product (FDP) rules and various new controls on advanced computing items, significantly expanding the scope of items that are subject to export control under the U.S. Export Regulations. More recently, on October 25, 2023, BIS published additional rules, which went into effect on November 17, 2023 to expand, clarify, and correct the rules published in October 2022. A further corrected and clarified version of these rules went into effect on April 4, 2024. On January 16, 2025, BIS published amendments and clarifications of the U.S. Export Regulations which further tightened controls of advanced computing items. Based on our understanding of the U.S. Export Regulations and related rules currently in effect, we do not anticipate that they will have a material impact on our current business, but we will continue reviewing and assessing these rules and regulations and their potential impact on our business. Additional changes to the U.S. Export Regulations are expected, such as recently proposed rule changes that may expand restrictions on export transactions involving end users or end uses with military connections; but the scope or timing of such changes is uncertain. We will continue to monitor such developments, including potential additional trade restrictions, and other regulatory or policy changes by the U.S. and foreign governments.

Explanation and Reconciliation of Non-U.S. GAAP Measures

Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss)

We use the terms Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss) (including on a per share basis) in this Report. Adjusted EBITDA, as we define it, is a non-U.S. GAAP measure. We define Adjusted EBITDA for the periods indicated as EBITDA (as defined below), adjusted to exclude (i) equity-based compensation expense, (ii) foreign currency loss (gain), net, (iii) derivative valuation loss (gain), net, (iv) impairment and other charges and (v) early termination charges. EBITDA for the periods indicated is defined as net loss before interest income, interest expense, income tax benefit, net and depreciation and amortization.

See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

- we believe that Adjusted EBITDA, by eliminating the impact of a number of items that we do not consider to be indicative of our core ongoing operating performance, provides a more comparable measure of our operating performance from period-to-period and may be a better indicator of future performance;
- we believe that Adjusted EBITDA is commonly requested and used by securities analysts, investors and other interested parties in the evaluation of a company as an enterprise level performance measure that eliminates the effects of financing, income taxes and the accounting effects of capital spending, as well as other one time or recurring items described above; and
- we believe that Adjusted EBITDA is useful for investors, among other reasons, to assess a company's period-to-period core operating performance and to understand and assess the manner in which management analyzes operating performance.

We use Adjusted EBITDA in a number of ways, including:

- for planning purposes, including the preparation of our annual operating budget;
- to evaluate the effectiveness of our enterprise level business strategies;
- in communications with our Board of Directors concerning our consolidated financial performance; and
- in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to net income (loss) or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of liquidity. A reconciliation of net loss to Adjusted EBITDA is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(Dollars in millions)	
Net loss	$(54.3)	$(36.6)
Interest income	(8.8)	(10.4)
Interest expense	2.0	0.8
Income tax benefit, net	(8.3)	(10.9)
Depreciation and amortization	16.2	16.7
EBITDA	$(53.3)	$(40.5)

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(Dollars in millions)	
Adjustments:		
Equity-based compensation expense(a)	$ 6.2	$ 7.2
Foreign currency loss (gain), net(b)	16.9	(0.5)
Derivative valuation loss (gain), net(c)	(0.1)	0.3
Impairment and other charges(d)	6.7	0.8
Early termination charges(e)	—	8.4
Adjusted EBITDA	$(23.6)	$(24.2)

(a) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b) This adjustment mainly eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, which we cannot control. Additionally, we believe the isolation of this adjustment provides investors with enhanced comparability to prior and future periods of our operating performance results.

(c) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in U.S. dollars, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(d) For the year ended December 31, 2024, this adjustment eliminates $4.6 million of impairment loss primarily related to the tangible assets associated with our Display business, and $2.0 million of one-time cumulative financial impact in connection with certain employee benefits. For the year ended December 31, 2023, this adjustment eliminates $0.8 million of one-time employee incentives. As these adjustments meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

(e) For the year ended December 31, 2023, this adjustment eliminates the termination related charges of $8.4 million in connection with the voluntary resignation program (the "Program") that we offered and paid to certain employees during the first half of 2023. As this adjustment meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;
- Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

We present Adjusted Operating Income (Loss) as supplemental measures of our performance. We prepare Adjusted Operating Income (Loss) by adjusting operating income (loss) to eliminate the impact of equity-based compensation expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Operating Income (Loss) is useful to investors to provide a supplemental way to understand our underlying operating performance and allows investors to monitor and understand changes in our ability to generate income (loss) from ongoing business operations.

Adjusted Operating Income (Loss) is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to operating income (loss) or any other performance measure derived in accordance with U.S. GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Operating Income (Loss) differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Operating Income (Loss), you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. We define Adjusted Operating Income (Loss) for the periods indicated as operating income (loss) adjusted to exclude (i) equity-based compensation expense, (ii) impairment and other charges and (iii) early termination charges.

The following table summarizes the adjustments to operating loss that we make in order to calculate Adjusted Operating Loss for the periods indicated:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(Dollars in millions)	
Operating loss	$(53.0)	$(57.6)
Adjustments:		
Equity-based compensation expense(a)	6.2	7.2
Impairment and other charges(b)	6.7	0.8
Early termination charges(c)	—	8.4
Adjusted Operating Loss	$(40.2)	$(41.2)

(a) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b) For the year ended December 31, 2024, this adjustment eliminates $4.6 million of impairment loss primarily related to the tangible assets associated with our Display business, and $2.0 million of one-time cumulative financial impact in connection with certain employee benefits. For the year ended December 31, 2023, this adjustment eliminates $0.8 million of one-time employee incentives. As these adjustments meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

(c) For the year ended December 31, 2023, this adjustment eliminates the termination related charges of $8.4 million in connection with the Program that we offered and paid to certain employees during the first half of 2023. As these adjustments meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

We present Adjusted Net Income (Loss) (including on a per share basis) as a further supplemental measure of our performance. We prepare Adjusted Net Income (Loss) (including on a per share basis) by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income (Loss) (including on a per share basis) is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance. We present Adjusted Net Income (Loss) (including on a per share basis) for a number of reasons, including:

- we use Adjusted Net Income (Loss) (including on a per share basis) in communications with our Board of Directors concerning our consolidated financial performance without the impact of non-cash expenses and the other items as we discussed below since we believe that it is a more consistent measure of our core operating results from period to period; and
- we believe that reporting Adjusted Net Income (Loss) (including on a per share basis) is useful to readers in evaluating our core operating results because it eliminates the effects of non-cash expenses as well as the other items we discuss below, such as foreign currency gains and losses, which are out of our control and can vary significantly from period to period.

Adjusted Net Income (Loss) (including on a per share basis) is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to net income (loss) or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of liquidity. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income (Loss) (including on a per share basis) differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income (Loss) (including on a per share basis), you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. We define Adjusted Net Income (Loss) (including on a per share basis); for the periods indicated as net income (loss), adjusted to exclude (i) equity-based compensation expense, (ii) foreign currency loss (gain), net, (iii) derivative valuation loss (gain), net, (iv) impairment and other charges, (v) early termination charges and (vi) income tax effect on non-GAAP adjustments.

The following table summarizes the adjustments to net loss that we make in order to calculate Adjusted Net Loss (including on a per share basis) for the periods indicated:

	Year Ended December 31, 2024	**Year Ended December 31, 2023**
	(Dollars in millions, except per share data)	
Net loss	$(54.3)	$(36.6)
Adjustments:		
Equity-based compensation expense(a)	6.2	7.2
Foreign currency loss (gain), net(b)	16.9	(0.5)
Derivative valuation loss (gain), net(c)	(0.1)	0.3
Impairment and other charges(d)	6.7	0.8
Early termination charges(e)	—	8.4
Income tax effect on non-GAAP adjustments(f)	(4.6)	(2.2)
Adjusted Net Loss	$(29.2)	$(22.5)

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(Dollars in millions, except per share data)	
Reported loss per share—basic	$ (1.44)	$ (0.89)
Reported loss per share—diluted	$ (1.44)	$ (0.89)
Weighted average number of shares—basic	37,774,280	41,013,069
Weighted average number of shares—diluted	37,774,280	41,013,069
Adjusted loss per share—basic	$ (0.77)	$ (0.55)
Adjusted loss per share—diluted	$ (0.77)	$ (0.55)
Weighted average number of shares—basic	37,774,280	41,013,069
Weighted average number of shares—diluted	37,774,280	41,013,069

(a) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b) This adjustment mainly eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, which we cannot control. Additionally, we believe the isolation of this adjustment provides investors with enhanced comparability to prior and future periods of our operating performance results.

(c) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in U.S. dollars, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(d) For the year ended December 31, 2024, this adjustment eliminates $4.6 million of impairment loss primarily related to the tangible assets associated with our Display business, and $2.0 million of one-time cumulative financial impact in connection with certain employee benefits. For the year ended December 31, 2023, this adjustment eliminates $0.8 million of one-time employee incentives. As these adjustments meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

(e) For the year ended December 31, 2023, this adjustment eliminates the termination related charges of $8.4 million in connection with the Program that we offered and paid to certain employees during the first half of 2023. As these adjustments meaningfully impacted our operating results and are not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if these adjustments are excluded.

(f) For the years ended December 31, 2024 and 2023, income tax effect on non-GAAP adjustments were calculated by calculating the tax benefit of each jurisdiction with or without the non-GAAP adjustments. For the year ended December 31, 2024, this adjustment eliminates the income tax effect on non-GAAP adjustments of negative $4.6 million, which mainly related to one of our operating entities in Korea. For the year ended December 31, 2023, this adjustment eliminates the income tax effect on non-GAAP adjustments of negative $2.2 million, which mainly related to our then primary operating entity in Korea.

We believe that all adjustments to income (loss) used to calculate Adjusted Net Income (Loss) was applied consistently to the periods presented.

Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted Net Income (Loss) does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;
- Adjusted Net Income (Loss) does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- Other companies in our industry may calculate Adjusted Net Income (Loss) differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income (Loss) should not be considered as a measure of profitability of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted Net Income (Loss) only as a supplement.

Factors Affecting Our Results of Operations

Net Sales. We derive substantially all of our sales (net of sales returns and allowances) from our standard products business. We outsource manufacturing of mobile OLED products to external 12-inch foundries. Our product inventory is primarily located in Korea and is available for drop shipment globally. Outside of Korea, we maintain limited product inventory, and our sales representatives generally relay orders to our fabrication facility in Korea for fulfillment. We have strategically located our sales offices near concentrations of major customers. Our sales offices are located in Korea, Japan, Taiwan and Greater China. Our network of authorized agents and distributors is in the United States, Europe and the Asia Pacific region.

We recognize revenue when a customer obtains control of the product, which is generally upon product shipment, delivery at the customer's location or upon customer acceptance, depending on the terms of the arrangement. For the years ended December 31, 2024 and 2023, we sold products to 176 and 165 customers, respectively, and our net sales to our ten largest customers (which does not include the Transitional Fab 3 Foundry Services) represented 74% and 69% of our net sales—standard products business, respectively.

We are currently in the process of winding down the Transitional Fab 3 Foundry Services, which represented 4.6% and 14.9% of our total revenues for the years ended December 31, 2024 and 2023, respectively.

Gross Profit. Our overall gross profit generally fluctuates as a result of changes in overall sales volumes and in the average selling prices of our products and services. Other factors that influence our gross profit include changes in product mix, the introduction of new products and services and subsequent generations of existing products and services, shifts in the utilization of our manufacturing facility and the yields achieved by our manufacturing operations, changes in material, labor and other manufacturing costs including outsourced manufacturing expenses, and variation in depreciation expense.

Average Selling Prices. Average selling prices for our products tend to be highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products. We strive to offset the impact of declining selling prices for existing products through our product development activities and by introducing new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to preclude losses from product and productive capacity obsolescence.

Material Costs. Our material costs consist of costs of raw materials, such as silicon wafers, chemicals, gases and tape and packaging supplies. We use processes that require specialized raw materials, such as silicon wafers, that are generally available from a limited number of suppliers. If demand increases or supplies decrease, the costs of our raw materials could increase significantly.

Labor Costs. A significant portion of our employees are located in Korea. Under Korean labor laws, most employees and certain executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2024, 95% of our employees were eligible for severance benefits.

Depreciation Expense. We periodically evaluate the carrying values of long-lived assets, including property, plant and equipment and intangible assets, as well as the related depreciation periods. We depreciated our property, plant and equipment using the straight-line method over the estimated useful lives of our assets. Depreciation rates vary from 30-40 years on buildings to 3-12 years for certain equipment and assets. Our evaluation of carrying values is based on various analyses including cash flow and profitability projections. If our projections indicate that future undiscounted cash flows are not sufficient to recover the carrying value of the related long-lived assets, the carrying value of the assets is impaired and will be reduced, with the reduction charged to expense so that the carrying value is equal to fair value.

Selling Expenses. We sell our products worldwide through a direct sales force as well as a network of sales agents and representatives to OEMs, including major branded customers and contract manufacturers, and indirectly through distributors. Selling expenses consist primarily of the personnel costs for the members of our direct sales force, a network of sales representatives and other costs of distribution. Personnel costs include base salary, benefits and incentive compensation.

General and Administrative Expenses. General and administrative expenses consist of the costs of various corporate operations, including finance, legal, human resources and other administrative functions. These expenses primarily consist of payroll-related expenses, consulting and other professional fees and office facility-related expenses.

Research and Development. The rapid technological change and product obsolescence that characterize our industry require us to make continuous investments in research and development. Product development time frames vary but, in general, we incur research and development costs one to two years before generating sales from the associated new products. These expenses include personnel costs for members of our engineering workforce, cost of photomasks, silicon wafers and other non-recurring engineering charges related to product design. Additionally, we develop base line process technology through experimentation and through the design and use of characterization wafers that help achieve commercially feasible yields for new products. The majority of research and development expenses of our Display IC business are material and design-related costs for OLED display driver IC product development involving 28-nanometer or finer processes. The majority of research and development expenses of our Power IC business are material and design-related costs for Power IC products. Power IC uses standard BCD process technologies which can be sourced from multiple foundries. The majority of research and development expenses of our Power discrete business are certain equipment, material and design-related costs for Power discrete products.

Impact of Foreign Currency Exchange Rates on Reported Results of Operations. Historically, a portion of our revenues and cost of sales and greater than the majority of our operating expenses have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars converted from our non-U.S. revenues and expenses based on monthly average exchange rates, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. Moreover, our foreign currency gain or loss would be affected by changes in the exchange rate between the Korean won and the U.S. dollar as a substantial portion of non-cash translation gain or loss is associated with the intercompany long-term loans to one of our Korean subsidiaries,

Magnachip Semiconductor, Ltd. or MSK, which is denominated in U.S. dollars. As of December 31, 2024, the outstanding intercompany loan balance including accrued interest between MSK and our Dutch subsidiary was $257.7 million. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary, Magnachip Semiconductor, Ltd., enters into foreign currency zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. Obligations under these foreign currency zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These zero cost collar contracts may be terminated by a counterparty in a number of circumstances, including if our total cash and cash equivalents is less than $30.0 million at the end of a fiscal quarter unless a waiver is obtained from the counterparty. We cannot assure that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See "Note 9. Derivative Financial Instruments" to our consolidated financial statements under "Item 8. Financial Statements and Supplementary Data" for additional information regarding our foreign exchange hedging activities.

Foreign Currency Gain or Loss. Foreign currency translation gains or losses on transactions by us or our subsidiaries in a currency other than our or our subsidiaries' functional currency are included in foreign currency gain (loss), net in our statements of operations. A substantial portion of this net foreign currency gain or loss relates to non-cash translation gain or loss related to the principal balance of intercompany balances at our Korean subsidiary, Magnachip Semiconductor, Ltd., that are denominated in U.S. dollars. This gain or loss results from fluctuations in the exchange rate between the Korean won and U.S. dollar.

Income Taxes. We record our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax basis of our assets and liabilities. We exercise significant management judgment in determining our provision for income taxes, deferred tax assets and liabilities. We assess whether it is more likely than not that the deferred tax assets existing at the period-end will be realized in future periods. In such assessment, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. In the event we were to determine that we would be able to realize the deferred income tax assets in the future in excess of their net recorded amount, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We are subject to income- or non-income-based tax examinations by tax authorities of the U.S., Korea and multiple other foreign jurisdictions for all open tax years. Significant estimates and judgments are required in determining our worldwide provision for income- or non-income based taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

Capital Expenditures. We primarily invest in manufacturing equipment, software design tools and other tangible assets mainly for fabrication facility maintenance, capacity expansion and technology improvement. Capacity expansions and technology improvements typically occur in anticipation of increases in demand. We typically pay for capital expenditures in partial installments with portions due on order, delivery and final acceptance. Our capital expenditures mainly include our payments for the purchase of property, plant and equipment.

Inventories. We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to predict demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

Results of Operations

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth consolidated results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023		
	Amount	**% of Total revenues**	**Amount**	**% of Total revenues**	**Change Amount**
		(Dollars in millions)			
Revenues					
Net sales—standard products business	$221.1	95.4%	$195.7	85.1%	$ 25.5
Net sales—transitional Fab 3 foundry services	10.6	4.6	34.4	14.9	(23.8)
Total revenues	231.7	100.0	230.1	100.0	1.7
Cost of sales					
Cost of sales—standard products business	168.0	72.5	143.8	62.5	24.2
Cost of sales—transitional Fab 3 foundry services	11.8	5.1	34.6	15.1	(22.8)
Total cost of sales	179.8	77.6	178.4	77.6	1.4
Gross profit	51.9	22.4	51.6	22.4	0.3
Selling, general and administrative expenses	47.1	20.3	48.5	21.1	(1.4)
Research and development expenses	51.2	22.1	51.6	22.4	(0.4)
Impairment and other charges	6.7	2.9	0.8	0.3	5.9
Early termination charges	—	—	8.4	3.7	(8.4)
Operating loss	(53.0)	(22.9)	(57.6)	(25.1)	4.6
Interest income	8.8	3.8	10.4	4.5	(1.7)
Interest expense	(2.0)	(0.8)	(0.8)	(0.4)	(1.1)
Foreign currency gain (loss), net	(16.9)	(7.3)	0.5	0.2	(17.4)
Others, net	0.5	0.2	0.0	0.0	0.5
	(9.6)	(4.1)	10.1	4.4	(19.7)
Loss before income tax benefit	(62.6)	(27.0)	(47.6)	(20.7)	(15.1)
Income tax benefit, net	(8.3)	(3.6)	(10.9)	(4.8)	2.6
Net loss	$ (54.3)	(23.4)%	$ (36.6)	(15.9)%	$(17.7)

Results by business line

	Year Ended December 31, 2024		Year Ended December 31, 2023		
	Amount	% of Total revenues	Amount	% of Total revenues	Change Amount
	(Dollars in millions)				
Revenues					
Net sales—standard products business					
Mixed-Signal Solutions	$ 54.3	23.4%	$ 44.4	19.3%	$ 10.0
Power Analog Solutions	166.8	72.0	151.3	65.8	15.5
Total standard products business	221.1	95.4	195.7	85.1	25.5
Net sales—transitional Fab 3 foundry services	10.6	4.6	34.4	14.9	(23.8)
Total revenues	$231.7	100.0%	$230.1	100.0%	$ 1.7

	Year Ended December 31, 2024		Year Ended December 31, 2023		
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(Dollars in millions)				
Gross Profit					
Gross profit—standard products business					
Mixed-Signal Solutions	$21.6	39.8%	$15.0	33.7%	$ 6.7
Power Analog Solutions	31.5	18.9	37.0	24.4	(5.5)
Total standard products business	53.1	24.0	51.9	26.5	1.2
Gross profit—transitional Fab 3 foundry services	(1.2)	(11.5)	(0.3)	(0.8)	(0.9)
Total gross profit	$51.9	22.4%	$51.6	22.4%	$ 0.3

Revenues

Total revenues were $231.7 million for the year ended December 31, 2024, a $1.7 million, or 0.7%, increase compared to $230.1 million for the year ended December 31, 2023. This increase was primarily due to an increase in revenue related to our standard products business as described below.

The standard products business. Net sales from our standard products business were $221.1 million for the year ended December 31, 2024, a $25.5 million, or 13.0%, increase compared to $195.7 million for the year ended December 31, 2023.

Net sales from our Mixed-Signal Solutions business line increased from $44.4 million for the year ended December 31, 2023 to $54.3 million for the year ended December 31, 2024. The increase in net sales from our Mixed-Signal Solutions business line was primarily attributable to a higher demand for our Power IC products, primarily for televisions and OLED IT devices, and a higher demand for automotive OLED display driver ICs. This increase was offset in part by a decrease in revenue from our mobile OLED display driver ICs stemmed from slower than expected new design-wins and lower customer demand for legacy products, and weak demand for our auto-LCD display driver ICs also had an unfavorable impact on net sales.

Net sales from our Power Analog Solutions business line increased from $151.3 million for the year ended December 31, 2023 to $166.8 million for the year ended December 31, 2024. The increase in net sales from our Power Analog Solutions business line was attributable to a higher demand for power products such as MOSFETs, including high-end MOSFETs in the communication, consumer and computing applications.

The transitional Fab 3 foundry services. Net sales from the transitional Fab 3 foundry services were $10.6 million and $34.4 million for the years ended December 31, 2024 and 2023, respectively.

Gross Profit

Total gross profit was $51.9 million for the year ended December 31, 2024 compared to $51.6 million for the year ended December 31, 2023, representing a $0.3 million, or 0.5%, increase. Gross profit as a percentage of total revenues was 22.4% for the year ended December 31, 2024, which remained almost flat, compared to 22.4% for the year ended December 31, 2023.

The standard products business. Gross profit from our standard products business was $53.1 million for the year ended December 31, 2024, representing a $1.2 million, or 2.3%, increase from $51.9 million for the year ended December 31, 2023. Gross profit as a percentage of net sales for the year ended December 31, 2024 decreased to 24.0% compared to 26.5% for the year ended December 31, 2023.

Gross profit from our Mixed-Signal Solutions business line was $21.6 million for the year ended December 31, 2024, which represented a $6.7 million, or 44.5%, increase from gross profit of $15.0 million for the year ended December 31, 2023. Gross profit as a percentage of net sales for the year ended December 31, 2024 increased to 39.8% compared to 33.7% for the year ended December 31, 2023. The year-over-year increase in gross profit as a percentage of net sales was primarily attributable to certain inventory reserve related to 12-inch display products in the year ended December 31, 2023 resulting from lower demand for China smartphones.

Gross profit from our Power Analog Solutions business line was $31.5 million for the year ended December 31, 2024, which represented a $5.5 million, or 14.8%, decrease from gross profit of $37.0 million for the year ended December 31, 2023. Gross profit as a percentage of net sales for the year ended December 31, 2024 decreased to 18.9% compared to 24.4% for the year ended December 31, 2023. The year-over-year decrease in gross profit as a percentage of net sales was primarily attributable to an unfavorable product mix and a lower utilization rate of our internal fabrication facility in Gumi as a result of the wind-down of transitional foundry services.

Net Sales—Standard Products Business by Geographic Region

We report net sales—standard products business by geographic region based on the location to which the products are billed. The following table sets forth our net sales—standard products business by geographic region and the percentage of total net sales—standard products business represented by each geographic region for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023		
	Amount	% of Net Sales – standard products business	Amount	% of Net Sales – standard products business	Change Amount
	(Dollars in millions)				
Korea	$ 86.0	38.9%	$ 66.8	34.1%	$19.2
Asia Pacific (other than Korea)	128.0	57.9	119.2	60.9	8.7
United States	2.1	1.0	2.8	1.4	(0.7)
Europe	5.1	2.3	6.8	3.5	(1.7)
	$221.1	100.0%	$195.7	100.0%	$25.5

Net sales—standard products business in Korea increased from $66.8 million for the year ended December 31, 2023 to $86.0 million for the year ended December 31, 2024, or by $19.2 million, or 28.7%, primarily due to a higher demand for power products such as MOSFETs, including high-end MOSFETs, primarily for smartphones, televisions and home appliance. A higher demand for our Power IC products, primarily for televisions and OLED IT devices, also had a favorable impact on net sales.

Net sales—standard products business in the Asia Pacific increased from $119.2 million for the year ended December 31, 2023 to $128.0 million for the year ended December 31, 2024, or by $8.7 million, or 7.3%, primarily due to a higher demand for power products such as MOSFETs, including high-end MOSFETs, primarily for battery management system and e-motors, which was offset in part by a decrease in revenue from our mobile OLED display driver ICs and auto-LCD display driver ICs. A higher demand for automotive OLED display driver ICs also had a favorable impact on net sales.

Operating Expenses

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $47.1 million, or 20.3% of total revenues for the year ended December 31, 2024, compared to $48.5 million, or 21.1% of total revenues for the year ended December 31, 2023. The decrease of $1.4 million, or 2.8%, was primarily attributable to a decrease in employee compensation including certain incentives and benefit related accruals, which was offset in part by an increase in professional fees mainly comprised of legal and consulting fees in connection with the establishment of new operating entity in China.

Research and Development Expenses. Research and development expenses were $51.2 million, or 22.1% of total revenues for the year ended December 31, 2024, which remained almost flat, compared to $51.6 million, or 22.4%, of total revenues for the year ended December 31, 2023.

Impairment and Other Charges. For the year ended December 31, 2024, we recorded $4.6 million of impairment loss primarily related to the tangible assets associated with our Display business. During the same period, we also recorded $2.0 million of one-time cumulative financial impact in connection with certain employee benefits. For the year ended December 31, 2023, we recorded $0.8 million of one-time employee incentives.

Early Termination Charges. For the year ended December 31, 2023, we recorded $8.4 million of termination-related charges in connection with the Program that we offered and paid to certain employees during the first half of 2023.

Operating Loss

As a result of the foregoing, operating loss of $53.0 million was recorded for the year ended December 31, 2024 compared to operating loss of $57.6 million the year ended December 31, 2023. As discussed above, the decrease in operating loss of $4.6 million resulted primarily from a $8.4 million decrease in early termination charges and a $1.4 million decrease in selling, general and administrative expenses, which was offset in part by a $5.9 million increase in impairment and other charges.

Other Income (Expense)

Interest Income. Interest income was $8.8 million and $10.4 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Interest Expense. Interest expense was $2.0 million and $0.8 million for the years ended December 31, 2024 and December 31, 2023, respectively. The increase of $1.1 million, or 137.8%, was primarily due to the Term Loan that we executed in March, 2024.

Foreign Currency Gain (Loss), Net. Net foreign currency loss for the year ended December 31, 2024 was $16.9 million compared to net foreign currency gain of $0.5 million for the year ended December 31, 2023. The net foreign currency loss for the year ended December 31, 2024 was due to the depreciation in value of the Korean won relative to the U.S. dollar during the period.

A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with the intercompany long-term loans to one of our Korean subsidiaries, which is denominated in U.S. dollars, and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. As of December 31, 2024 and 2023, the outstanding intercompany loan balance including accrued interest between our Korean subsidiary, Magnachip Semiconductor, Ltd., and our Dutch subsidiary were $257.7 million and $285.1 million, respectively. Foreign currency translation gain or loss from intercompany balances were included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates.

Income Tax Benefit, Net

We are subject to income taxes in the United States and many foreign jurisdictions and our effective tax rate is affected by changes in the mix of earnings between countries with differing tax rates.

We recorded $8.3 million net income tax benefit for the year ended December 31, 2024, which is primarily attributable to income tax benefit from one of our Korean subsidiaries due to its net operating loss.

We recorded $10.9 million income tax benefit for the year ended December 31, 2023, which was primarily attributable to income tax benefit of $13.0 million from our then primary operating entity in Korea, due mainly to its net operating loss, and this benefit was partially offset by income tax expense of $3.0 million from our Dutch subsidiary. The Dutch subsidiary's income tax expense was mainly attributable to the foreign currency gains and withholding tax related to the loans granted to our Korean subsidiary by our Dutch subsidiary.

Net Loss

As a result of the foregoing, net loss of $54.3 million was recorded for the year ended December 31, 2024 compared to net loss of $36.6 million for the year ended December 31, 2023. As discussed above, the $17.7 million increase in net loss was primarily attributable to a $17.4 million increase in net foreign currency loss, a $2.6 million decrease in income tax benefit, a $1.7 million decrease in interest income and a $1.1 million increase in interest expense, which was offset in part by a $4.6 million improvement in operating loss.

Liquidity and Capital Resources

Our principal capital requirements are to fund sales and marketing, invest in research and development and capital equipment, to make debt service payments and to fund working capital needs. We calculate working capital as current assets less current liabilities.

Our principal sources of liquidity are our cash, cash equivalents, cash flows from operations and financing activities. Our ability to manage cash and cash equivalents may be limited, as our primary cash flows are dictated by the terms of our sales and supply agreements, contractual obligations, debt instruments and legal and regulatory requirements. From time to time, we may sell accounts receivable to third parties under factoring agreements or engage in accounts receivable discounting to facilitate the collection of cash. In addition, from time to time, we may make payments to our vendors on extended terms with their consent. As of December 31, 2024, we did not have any accounts payable on extended terms or payment deferment with our vendors.

As of June 29, 2018, our Korean subsidiary, Magnachip Semiconductor, Ltd. ("MSK"), entered into an arrangement whereby it (i) acquired a water treatment facility from SK hynix for $4.2 million to support our fabrication facility in Gumi, Korea, and (ii) subsequently sold the water treatment facility for $4.2 million to a third party management company that we engaged to run the facility for a 10-year term beginning July 1, 2018. As of December 31, 2024, the outstanding obligation of this arrangement is approximately $13.9 million for remaining service term through 2028.

On March 26, 2024, MSK executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). The Loan Agreement provides for a working capital term loan (the "Term Loan") of KRW 40,000,000,000 (approximately $27.2 million based on the KRW/USD exchange rate of 1,470.0:1 as of December 31, 2024 as quoted by KEB Hana Bank). The Term Loan requires monthly interest-only payments and matures on March 26, 2027, at which time the full principal balance will be due and payable.

As of December 31, 2024, cash and cash equivalents held by our Korean subsidiaries were $128.6 million, which represents 93% of our total cash and cash equivalents on a consolidated basis. We currently believe that we will have sufficient cash reserves from cash on hand and expected cash from operations to fund our operations as well as capital expenditures for the next twelve months and the foreseeable future.

Year ended December 31, 2024 compared to year ended December 31, 2023

As of December 31, 2024, our cash and cash equivalents balance was $138.6 million, a $19.5 million decrease compared to $158.1 million as of December 31, 2023.

Cash outflow used in operating activities totaled $6.1 million for the year ended December 31, 2024, compared to $3.0 million of cash outflow used in operating activities for the year ended December 31, 2023. The net operating cash outflow for the year ended December 31, 2024 reflects our net loss of $54.3 million, as adjusted favorably by $61.1 million, which mainly consisted of depreciation and amortization, provision for severance benefits, provision for inventory reserves, net foreign currency loss and stock-based compensation, and net unfavorable impact of $12.9 million from changes of operating assets and liabilities.

Our working capital balance as of December 31, 2024 was $173.0 million compared to $198.5 million as of December 31, 2023. The decrease in working capital balance was mainly attributable to a $19.5 million decrease in cash and cash equivalents, primarily as a result of $11.8 million of stock repurchases under our stock repurchase program.

Cash outflow used in investing activities totaled $11.7 million for the year ended December 31, 2024, compared to a $7.7 million of cash outflow used in investing activities for the year ended December 31, 2023. The $4.0 million increase in cash outflow was primarily attributable to $4.6 million increase in purchase of property, plant and equipment and a $3.0 million net increase in hedge collateral, which was offset in part by a $3.7 million net decrease in guarantee deposits.

Cash inflow provided by financing activities totaled $16.6 million for the year ended December 31, 2024, compared to $52.3 million of cash outflow used in financing activities for the year ended December 31, 2023. The financing cash inflow for the year ended December 31, 2024 was primarily attributable to the $30.1 million of proceeds received from the new Term Loan with KDB, which was offset in part by a payment of $12.3 million for the repurchases of our common stock pursuant to our stock repurchase program and a payment of $0.6 million for the repurchase of our common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock units. The financing cash outflow for the year ended December 31, 2023 was primarily attributable to a payment of $51.4 million for the repurchases of our common stock pursuant to our stock repurchase programs and a payment of $0.4 million for the repurchase of our common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock units.

We routinely make capital expenditures for fabrication facility maintenance, enhancement of our existing facility and reinforcement of our global research and development capability. For the year ended December 31, 2024, capital expenditures for property, plant and equipment were $11.6 million, a $4.6 million, or 66.8%, increase from $7.0 million for the year ended December 31, 2023. The capital expenditures for the year ended December 31, 2024 also included expenditures related to setting up our newly established operating entity in China.

Looking ahead, we expect the capital expenditures for the year ending December 31, 2025 to be in the range of $26–28 million, which includes approximately $14-15 million for new investments into our fabrication facility in Gumi, Korea. The capital expenditures for 2025 and into 2026 will be funded through the $26.5 million Equipment Financing Credit Agreement, which is specifically designated for equipment purchases or upgrades in our Gumi fabrication. These new investments in Gumi are expected to drive development of new generation portfolio, and upgrade new tools to optimize product mix and improve gross profit margin in the near future and the longer-term.

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that the accounting policies discussed below are critical due to the fact that they involve a high degree of judgment and estimates about the effects of matters that are inherently uncertain. We base these estimates and judgments on historical experience, knowledge of current conditions and other assumptions and information that we believe to be reasonable. Estimates and assumptions about future events and their effects cannot be determined with certainty. Accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first in, first out method (“FIFO”). If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. We evaluate the sufficiency of inventory reserves and take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. Reserves are also established for excess inventory based on our current inventory levels and projected demand and our ability to sell those specific products. Situations that could cause these inventory reserves include a decline in business and economic conditions, decline in consumer confidence caused by changes in market conditions, sudden and significant decline in demand for our products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. A reduction of these inventory reserves may be recorded if previously reserved items are subsequently sold as a result of unexpected changes to certain aforementioned situations.

The gross amount of inventory reserves charged to cost of sales totaled $7.0 million and $9.4 million in the fiscal years ended December 31, 2024 and 2023, respectively. The new cost base related to the sale of inventory that was previously written down totaled $7.6 million and $5.5 million in the fiscal years ended December 31, 2024 and 2023, respectively.

As prescribed in ASC 330, "Inventory," once a reserve is established for a particular item based on our assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In addition, the cost of inventories is determined based on the normal capacity of each fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceed those under normal capacity are charged to cost of sales rather than capitalized as inventories.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions. Significant judgments and estimates are required in evaluating our uncertain tax positions and determining our provision for income taxes.

Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and valuation allowance recorded against our net deferred tax assets. We record a valuation allowance when it is determined that it is more likely than not that a deferred tax asset will not be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, we consider all available positive and negative evidence, including projected future taxable income, tax planning strategies, and the expected timing of the reversals of existing temporary differences on a jurisdictional basis. Based on the assessment, we have recorded a full valuation allowance against one of Korean operating entity as well as Chinese, Dutch and Luxembourg entities. To the extent that we determine the deferred tax assets are realizable on a more likely than not basis and an adjustment is needed, an adjustment will be recorded in the fiscal period the determination is made.

We recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more likely than not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provisions for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Recent Accounting Pronouncements

See Note 1 "Business, Basis of Presentation and Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption, which is incorporated herein by reference.

Item 7A. [Reserved]

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Magnachip Semiconductor Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Magnachip Semiconductor Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023**,** and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control-Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of Deferred Tax Assets

As described in Notes 1 and 17 to the consolidated financial statements, the Company has net deferred tax assets of $52.8 million, including a valuation allowance of $81.7 million, as of December 31, 2024. Management determines deferred tax assets and liabilities based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized. The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including historical operating results, expected timing of the reversals of existing temporary differences, the Company's ability to generate future taxable income, and tax planning strategies.

The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets is a critical audit matter are (i) the significant judgment by management when assessing the available positive and negative evidence surrounding the realizability of deferred tax assets, including the application of tax law to the projected tax calculation and a high degree of estimation uncertainty relative to the estimates of future taxable income, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's estimates of future taxable income, (iii) auditor judgment in assessing management's application of tax law to the projected tax calculation, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the realizability of deferred tax assets. These procedures also included, among others, (i) evaluating the appropriateness of management's calculation used, (ii) testing the completeness, accuracy and relevance of the underlying data used in the calculation, and (iii) evaluating the reasonableness of significant assumptions used in the calculation of future taxable income. Evaluating management's assumptions related to estimates of future taxable income involved evaluating whether the assumptions used were reasonable considering (i) current and past profitability, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating management's assumptions and calculation for assessing the realizability of deferred tax assets, including the mechanics and application of tax law to the projected tax calculation.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 14, 2025

We have served as the Company's auditor since 2004.

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	2023
	(In thousands of U.S. dollars, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 138,610	$ 158,092
Accounts receivable, net	28,402	32,641
Inventories, net	30,535	32,733
Other receivables	4,444	4,295
Prepaid expenses	10,379	7,390
Hedge collateral (Note 9)	2,080	1,000
Other current assets (Note 1)	4,779	9,283
Total current assets	219,229	245,434
Property, plant and equipment, net	81,463	100,122
Operating lease right-of-use assets	3,107	4,639
Intangible assets, net	507	1,537
Long-term prepaid expenses	165	5,736
Deferred income taxes (Note 17)	52,889	50,836
Other non-current assets	21,956	12,187
Total assets	$ 379,316	$ 420,491
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 21,642	$ 24,443
Other accounts payable	10,764	5,292
Accrued expenses	8,648	10,457
Accrued income taxes	56	1,496
Operating lease liabilities	1,393	1,914
Other current liabilities (Note 1)	3,765	3,286
Total current liabilities	46,268	46,888
Long-term borrowing	27,211	—
Accrued severance benefits, net	17,094	16,020
Non-current operating lease liabilities	1,823	2,897
Other non-current liabilities	10,123	10,088
Total liabilities	102,519	75,893
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.01 par value, 150,000,000 shares authorized, 57,498,507 shares issued and 36,912,118 outstanding at December 31, 2024 and 56,971,394 shares issued and 38,852,742 outstanding at December 31, 2023	574	569
Additional paid-in capital	279,423	273,256
Retained earnings	244,576	298,884
Treasury stock, 20,586,389 shares at December 31, 2024 and 18,118,652 shares at December 31, 2023, respectively	(225,883)	(213,454)
Accumulated other comprehensive loss	(21,893)	(14,657)
Total stockholders' equity	276,797	344,598
Total liabilities and stockholders' equity	$ 379,316	$ 420,491

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	2023
	(In thousands of U.S. dollars, except share data)	
Revenues:		
Net sales—standard products business	$ 221,140	$ 195,690
Net sales—transitional Fab 3 foundry services	10,597	34,361
Total revenues	231,737	230,051
Cost of sales:		
Cost of sales—standard products business	168,008	143,762
Cost of sales—transitional Fab 3 foundry services	11,814	34,649
Total cost of sales	179,822	178,411
Gross profit	51,915	51,640
Operating expenses:		
Selling, general and administrative expenses	47,098	48,470
Research and development expenses	51,194	51,563
Impairment and other charges	6,654	802
Early termination charges	—	8,449
Total operating expenses	104,946	109,284
Operating loss:	(53,031)	(57,644)
Interest income	8,771	10,435
Interest expense	(1,969)	(828)
Foreign currency gain (loss), net	(16,899)	465
Other income, net	485	13
Loss before income tax benefit	(62,643)	(47,559)
Income tax benefit, net	(8,335)	(10,937)
Net loss	$ (54,308)	$ (36,622)
Loss per common share—		
Basic	$ (1.44)	$ (0.89)
Diluted	$ (1.44)	$ (0.89)
Weighted average number of shares—		
Basic	37,774,280	41,013,069
Diluted	37,774,280	41,013,069

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,	
	2024	2023
	(In thousands of U.S. dollars)	
Net loss	$(54,308)	$(36,622)
Other comprehensive loss:		
Foreign currency translation adjustments	(5,579)	(4,020)
Derivative adjustments		
Fair valuation of derivatives	(2,525)	(1,536)
Reclassification adjustment for loss on derivatives included in net loss	868	3,452
Total other comprehensive loss	(7,236)	(2,104)
Total comprehensive loss	$(61,544)	$(38,726)

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands of U.S. dollars, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2022	43,824,575	$564	$266,058	$335,506	$(161,422)	$(12,553)	$428,153
Stock-based compensation	—	—	7,223	—	—	—	7,223
Exercise of stock options	4,000	0	27	—	—	—	27
Settlement of restricted stock units	534,945	5	(52)	—	—	—	(47)
Acquisition of treasury stock	(5,510,778)	—	—	—	(52,032)	—	(52,032)
Other comprehensive loss, net	—	—	—	—	—	(2,104)	(2,104)
Net loss	—	—	—	(36,622)	—	—	(36,622)
Balance at December 31, 2023	38,852,742	$569	$273,256	$298,884	$(213,454)	$(14,657)	$344,598
Stock-based compensation	—	—	6,214	—	—	—	6,214
Settlement of restricted stock units	527,113	5	(47)	—	—	—	(42)
Acquisition of treasury stock	(2,467,737)	—	—	—	(12,429)	—	(12,429)
Other comprehensive loss, net	—	—	—	—	—	(7,236)	(7,236)
Net loss	—	—	—	(54,308)	—	—	(54,308)
Balance at December 31, 2024	36,912,118	$574	$279,423	$244,576	$(225,883)	$(21,893)	$276,797

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
	(In thousands of U.S. dollars)	
Cash flows from operating activities		
Net loss	$ (54,308)	$ (36,622)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	16,161	16,684
Provision for severance benefits	8,020	5,333
Loss on foreign currency, net	32,851	3,373
Provision (reversal) for inventory reserves	(529)	3,885
Stock-based compensation	6,214	7,223
Impairment charges	4,637	—
Deferred income taxes	(7,034)	(13,405)
Others, net	799	757
Changes in operating assets and liabilities		
Accounts receivable, net	2,719	1,909
Inventories	(1,583)	2,370
Other receivables	(115)	3,847
Prepaid expenses	8,877	8,808
Other current assets	1,753	8,048
Accounts payable	(1,971)	7,152
Other accounts payable	(14,160)	(8,934)
Accrued expenses	(607)	493
Accrued income taxes	(1,432)	(1,569)
Deferred revenue	(305)	85
Other current liabilities	(856)	(109)
Other non-current liabilities	(335)	(238)
Contributions to severance insurance deposit accounts	(2,383)	(5,101)
Payment of severance benefits	(2,407)	(6,982)
Others, net	(139)	(21)
Net cash used in operating activities	(6,133)	(3,014)
Cash flows from investing activities		
Proceeds from settlement of hedge collateral	627	5,669
Payment of hedge collateral	(1,706)	(3,754)
Purchase of property, plant and equipment	(11,600)	(6,955)
Payment for intellectual property registration	(316)	(263)
Collection of guarantee deposits	3,535	4,984
Payment of guarantee deposits	(2,175)	(7,338)
Collection of short-term financial instruments	30,000	—
Purchase of short-term financial instruments	(30,000)	—
Others, net	(37)	—
Net cash used in investing activities	(11,672)	(7,657)
Cash flows from financing activities		
Proceeds from long-term borrowing	30,059	—
Proceeds from exercise of stock options	—	27
Acquisition of treasury stock	(12,891)	(51,782)
Repayment of financing related to water treatment facility arrangement	(472)	(493)
Repayment of principal portion of finance lease liabilities	(139)	(91)
Net cash provided by (used in) financing activities	16,557	(52,339)
Effect of exchange rates on cash and cash equivalents	(18,234)	(4,375)
Net decrease in cash and cash equivalents	(19,482)	(67,385)
Cash and cash equivalents at beginning of period	158,092	225,477
Cash and cash equivalents at end of period	$138,610	$158,092
Supplemental cash flow information		
Cash paid for interest	$ 966	$ —
Cash paid for income taxes, net	$ 1,339	$ 1,442
Non-cash investing and financing activities		
Property, plant and equipment additions in other accounts payable	$ 369	$ 42
Acquisition of treasury stock to satisfy the tax withholding obligations in connection with equity-based compensation	$ 451	$ 544

The accompanying notes are an integral part of these consolidated financial statements

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Magnachip Semiconductor Corporation (together with its subsidiaries, the "Company") is a designer and manufacturer of analog and mixed-signal semiconductor platform solutions for communication, Internet of Things ("IoT"), consumer, computing, industrial and automotive applications.

The Company's standard products business consists of two business lines: one is the Mixed-Signal Solutions ("MSS") business line, which comprises the Display integrated circuit ("IC") and Power IC businesses that are fabless, and the other is the Power Analog Solutions ("PAS") business line, which comprises the Power discrete business which is an integrated device manufacturing ("IDM") business.

Display IC products provide panel display solutions to major suppliers of large and small rigid and flexible panel displays, and a wide range of applications, including smartphones, televisions, automotive and IT applications, such as monitors, notebook PCs and tablet PCs, as well as AR/VRs. Power IC products provide Power IC solutions to major television suppliers and large panel display suppliers.

The PAS business line produces power management semiconductor products, including power discrete solutions for power management in communication, consumer, computing, servers, automotive and industrial applications.

On September 1, 2020, the Company completed the sale of the Company's Foundry Services Group business and its fabrication facility located in Cheongju, Korea, known as "Fab 4", to SK keyfoundry Inc., a Korean company ("SK keyfoundry"). Following the consummation of the sale, the Company provided SK keyfoundry with transitional foundry services associated with its fabrication facility located in Gumi, Korea, known as "Fab 3", at an agreed upon cost plus mark-up (the "Transitional Fab 3 Foundry Services"). The contractual obligation to provide the Transitional Fab 3 Foundry Services ended on August 31, 2023, and the Company is winding down these foundry services and have begun to convert portions of the idle capacity to PAS standard products during the second half of 2024. Because these foundry services during the wind-down period are still being provided to SK keyfoundry by the Company using Fab 3 based on mutually agreed terms and conditions, the Company will continue to report its revenue from these foundry services and related cost of sales within the Transitional Fab 3 Foundry Services line in its consolidated statement of operations until such wind-down is completed.

On May 30, 2023, the Company announced a plan to regroup the business lines in its standard products business, originally grouped as Display Solutions and Power Solutions business lines, into MSS and PAS business lines to better align its product strategies (the "Reorganization"). On January 10, 2024, the Company transferred the MSS business line into a newly formed Korean limited liability company named "Magnachip Mixed-Signal, Ltd." Currently, the MSS business line is primarily operated by Magnachip Mixed-Signal, Ltd., and the PAS business line is primarily operated by Magnachip Semiconductor, Ltd., Magnachip's already existing Korean operating company. Both companies are indirect wholly owned subsidiaries of the Company.

Basis of Presentation

The consolidated financial statements are presented in accordance with U.S. GAAP.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company including its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, stock-based compensation, property, plant and equipment, leases, other long-lived assets, accrued severance benefits, long-term employee benefits, and contingent liabilities, estimated future cash flows and other assumptions used in long-lived asset impairment tests, and calculation of current and deferred income taxes and deferred tax valuation allowances, among others. Although these estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be significantly different from the estimates.

Foreign Currency Translation

The Company has assessed in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"), the functional currency of each of its subsidiaries in Luxembourg and the Netherlands and has designated the U.S. dollar to be their respective functional currencies. The Korean Won is the functional currency for the Company's Korean subsidiaries, which are the primary operating subsidiaries of the Company. The Company and its other subsidiaries are utilizing their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the U.S. dollar are translated into the U.S. dollar in accordance with ASC 830. All the assets and liabilities are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated using average exchange rates for the respective periods. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated other comprehensive income or loss of stockholders' equity. Foreign currency translation gains or losses on transactions by the Company or its subsidiaries in a currency other than its or its subsidiaries' functional currency are included in foreign currency gain (loss), net in its statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase, or deposit accounts that can be withdrawn at any time without significant penalty.

Accounts Receivable Reserves

The Company makes estimates of expected credit losses for the allowance for credit losses based upon its assessment of various factors, including historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company also records an estimate for sales returns, included within accounts receivable, net, based on the historical experience of the amount of goods that will be returned and refunded or replaced.

Sales of Accounts Receivable

The Company accounts for transfers of financial assets under ASC 860, “Transfers and Servicing,” as either sales or financings. Transfers of financial assets that result in sales accounting are those in which (1) the transfer legally isolates the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets. If the transfer does not meet these criteria, the transfer is accounted for as a financing. Financial assets that are treated as sales are removed from the Company’s accounts with any realized gain or loss reflected in earning during the period of sale.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first in, first out method (“FIFO”). If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. The Company evaluates the sufficiency of inventory reserves and takes into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. Reserves are also established for excess inventory based on the Company’s current inventory levels and projected demand and its ability to sell those specific products. Situations that could cause these inventory reserves include a decline in business and economic conditions, decline in consumer confidence caused by changes in market conditions, sudden and significant decline in demand for the Company’s products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. A reduction of these inventory reserves may be recorded if previously reserved items are subsequently sold as a result of unexpected changes to certain aforementioned situations.

In addition, as prescribed in ASC 330, “Inventory,” once a reserve is established for a particular item based on the Company’s assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In addition, the cost of inventories is determined based on the normal capacity of the Company’s fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceeds those under normal capacity are charged to cost of sales rather than capitalized as inventories.

Advances to Suppliers

The Company, from time to time, may make advances in form of prepayments or deposits to suppliers, including external foundries, to meet its planned production. The Company recorded advances of $2,294 thousand and $3,883 thousand as other current assets as of December 31, 2024 and 2023, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as set forth below.

Buildings	30 - 40 years
Building related structures	10 - 20 years
Machinery and equipment	10 - 12 years
Others	3 - 10 years

Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Impairment of Long-Lived Assets

The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment." Recoverability is measured by comparing its carrying amount with the future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment is measured as the difference between the carrying amount of the assets and the Level 3 fair value of assets using the present value of the future net cash flows generated by the respective long-lived assets.

Determining fair value requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, estimated cost structure and operating expense, weighted average costs of capital, and future market conditions, among others.

Leases

The Company determines if an arrangement is a lease at inception of a contract considering whether the arrangement conveys the right to control the use of an identified asset over the period of use. Control of an underlying asset is conveyed if the Company has the right to direct the use of, and to obtain substantially all of the economic benefits from the use of, the identified asset. The Company accounts for lease transactions as either an operating or a finance lease, depending on the terms of the underlying lease arrangement. Assets related to operating leases are recorded on the balance sheet as operating lease right-of-use assets; the related liabilities are recorded as operating lease liabilities for the current portion and non-current operating lease liabilities for the non-current portion. Finance lease right-of-use assets are included in property, plant and equipment, net and the related lease liabilities are included in other current liabilities and other non-current liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide a readily determinable implicit rate, the Company estimates its incremental borrowing rates in determining the present value of future payments based on the lease term of each lease and market information available at commencement date. Finance lease right-of-use assets are amortized on a straight-line basis over the respective lease term with the interest expense on the lease liability recorded using the interest method. The amortization and interest expense are recorded separately in the consolidated statements of operations. Amortization of operating lease right-of-use assets and interest expense on operating lease liabilities are recognized on a straight-line basis over the respective lease term.

An extension or contraction of a lease term is considered if the related option to extend or early terminate the lease is reasonably certain to be exercised by the Company. Operating lease right-of-use assets may also include any advance lease payments made and exclude lease incentives and initial direct costs incurred. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, lease and non-lease components are accounted for as a single lease component.

The Company does not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases but rather recognizes fixed lease payments in the statements of operations on a straight-line basis and variable payments in the period in which the related obligations incur.

Intangible Assets

Intellectual property assets acquired represent rights under patents, trademarks and property use rights and are amortized over their respective periods of benefit, ranging up to ten years, on a straight-line basis.

Fair Value Disclosures of Financial Instruments

The Company follows ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for measurement and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by ASC 820 are:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability ("an exit price") in an orderly transaction between market participants at the measurement date. The carrying amounts of the Company's financial assets and liabilities, such as cash equivalents, accounts receivable, other receivables, accounts payable and other accounts payable approximate their fair values because of the short maturity of these instruments.

Accrued Severance Benefits

The majority of accrued severance benefits are for employees in the Company's Korean subsidiaries. Pursuant to Employee Retirement Benefit Security Act of Korea, eligible employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2024, 95% of all employees of the Company were eligible for severance benefits.

Beginning in July 2018, the Company began contributing to certain severance insurance deposit accounts a percentage of severance benefits, which may be adjusted from time to time, accrued for eligible employees for their services beginning January 1, 2018 pursuant to Employee Retirement Benefit Security Act of Korea. These accounts consist of time deposits and other guaranteed principal and interest accounts, and are maintained at insurance companies, banks or security companies for the benefit of the Company's employees.

In accordance with the National Pension Act of the Republic of Korea, a certain portion of accrued severance benefits was deposited with the National Pension Fund and deducted from the accrued severance benefits. The contributed amount is paid to employees from the National Pension Fund upon their retirement.

Revenue Recognition

The Company recognizes revenue when it satisfies the performance obligation of transferring control over a product or service to a customer. Revenue is measured based on the consideration specified in a contract with a customer, which consideration is paid in exchange for a product or service.

The Company sells products manufactured based on the Company's design. The Company's products are either standardized with an alternative use or the Company does not have an enforceable right to payment for the related manufacturing services completed to date. Therefore, revenue for the products is recognized when a customer obtains control of the product, which is generally upon product shipment, delivery at the customer's location or upon customer acceptance, depending on the terms of the arrangement.

In accordance with revenue recognition guidance, any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction, and that is collected by the Company from a customer, is excluded from revenue and related revenue is presented in the statements of operations on a net basis.

The Company provides warranties under which customers can return defective products. The Company estimates the costs related to warranty claims and repair or replacements, and records them as components of cost of sales.

In addition, the Company offers sales returns (other than those that relate to defective products under warranty), cash discounts for early payments and sales incentives, and certain allowances to the Company's customers, including the Company's distributors. The Company records reserves for those returns, discounts, incentives and allowances as a deduction from sales, based on historical experience and other quantitative and qualitative factors.

Substantially all of the Company's contracts are one year or less in duration. The standard payment terms with customers are generally thirty to sixty days from the time of shipment, product delivery to the customer's location or customer acceptance, depending on the terms of the related arrangement.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

All amounts billed to a customer related to shipping and handling are classified as sales while all costs incurred by the Company for shipping and handling are classified as selling, general and administrative expenses. The amounts charged to selling, general and administrative expenses were $698 thousand and $768 thousand for the years ended December 31, 2024 and 2023, respectively.

The Company recorded deferred revenue of $1,120 thousand and $1,036 thousand as other current liabilities as of December 31, 2023 and 2022, respectively. Of the recorded deferred revenue, $1,032 thousand and $1,011 thousand were recognized as revenue during the years ended December 31, 2024 and 2023, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $27 thousand and $68 thousand for the years ended December 31, 2024 and 2023, respectively.

Product Warranties

The Company records, in other current liabilities, warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. The standard limited warranty period is one to two years for the majority of products. This warranty covers defective products, and related liabilities are accrued when product revenues are recognized. Factors that affect the Company's warranty liabilities include historical and anticipated rates of warranty claims and repair or replacement costs per claim to satisfy the Company's warranty obligation. The Company periodically assesses the adequacy of those recorded warranty liabilities and adjusts its estimates when necessary.

Derivative Financial Instruments

The Company applies the provisions of ASC 815, "Derivatives and Hedging" ("ASC 815"). This statement requires the recognition of all derivative instruments as either assets or liabilities measured at fair value.

Under the provisions of ASC 815, the Company may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a "cash flow hedge") or hedging the exposure to changes in the fair value of an asset or a liability (a "fair value hedge"). Special accounting for qualifying hedges allows the effective portion of a derivative instrument's gains and losses to offset related results on the hedged item in the consolidated statements of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in cash flows or fair value attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The Company assesses hedge effectiveness at the end of each quarter. The Company does not offset derivative assets and liabilities within the consolidated balance sheets.

In accordance with ASC 815, changes in the fair value of derivative instruments that are cash flow hedges are recognized in accumulated other comprehensive income or loss and reclassified into earnings in the period in which the hedged item affects earnings. Derivative instruments that do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income or loss.

The cash flows from derivative instruments receiving hedge accounting treatment are classified in the same categories as the hedged items in the consolidated statements of cash flows.

Research and Development

Research and development expenses are expensed as incurred and include wafers, masks, employee expenses, contractor fees, building costs, utilities and administrative expenses.

Licensed Patents and Technologies

The Company has entered into a number of royalty agreements to license patents and technology used in the design of its products. The Company carries two types of royalties: lump-sum and running basis. Lump-sum royalties, which require initial payments, usually paid in installments, represent a non-refundable commitment, such that the total present value of these payments is recorded on the balance sheet as a prepaid expense for the current portion and other non-current assets for the non-current portion, and the related liabilities are recorded as other non-current liabilities upon execution of the agreements and the costs are amortized over the contract period using the straight-line method and charged to research and development expenses in the consolidated statements of operations.

Running royalties are paid based on the revenue of related products sold by the Company.

Stock-Based Compensation

The Company follows the provisions of ASC 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense, net of the estimated forfeiture rate, over the requisite service period. As permitted under ASC 718, the Company elected to recognize compensation expense for all options with graded vesting based on the graded attribution method.

Earnings (Loss) Per Share

In accordance with ASC 260, “Earnings Per Share”, the Company computes basic earnings per share by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the dilution of potential common stock outstanding during the period including stock options and restricted stock units, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of stock options and restricted stock units). In determining the hypothetical shares repurchased, the Company uses the average share price for the period. In the case that earnings are negative, any potential common stock equivalents would have the effect of being anti-dilutive in the computation of net loss per share.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

differences are expected to reverse. Income tax expense (benefit) is the tax payable (receivable) for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized. The evaluation of the recoverability of the deferred tax assets and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including historical operating results, expected timing of the reversals of existing temporary differences, the Company's ability to generate future taxable income, and tax planning strategies.

The Company recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more likely than not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for customers on accounts receivable. The Company maintains reserves for potential credit losses, which are periodically reviewed.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires an entity to provide more detailed information about its reportable segment expenses that are included within management's measurement of profit and loss and required certain annual disclosures to be provided on an interim basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 18. Geographic and Other Information" for more information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to purchases of inventory, employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update may be applied prospectively or retrospectively. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which intends to enhance the transparency and decision usefulness of income tax disclosures. It requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

2. Fair Value Measurements

ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 requires, among other things, the Company's valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value of Financial Instruments

As of December 31, 2024, the following table represents the Company's liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	Carrying Value December 31, 2024	Fair Value Measurement December 31, 2024	Quoted Prices in Active Markets for Identical Liability (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:					
Derivative liabilities (other current liabilities)	$1,956	$1,956	—	$1,956	—

As of December 31, 2023, the following table represents the Company's assets and liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	Carrying Value December 31, 2023	Fair Value Measurement December 31, 2023	Quoted Prices in Active Markets for Identical Asset/Liability (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:					
Derivative assets (other current assets)	$152	$152	—	$152	—
Liabilities:					
Derivative liabilities (other current liabilities)	$ 1	$ 1	—	$ 1	—

Items not reflected in the table above include cash equivalents, accounts receivable, other receivables, accounts payable, and other accounts payable, fair value of which approximate carrying values due to the short-term nature of these instruments. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs. The carrying value of the Company's outstanding Term Loan approximates its fair value because its variable interest rate reflect market rate as of December 31, 2024. The fair value of this debt is categorized within Level 2 of the fair value hierarchy.

Fair Values Measured on a Non-recurring Basis

The Company's non-financial assets, such as property, plant and equipment, and intangible assets are recorded at fair value upon acquisition and are remeasured at fair value only if an impairment charge is recognized. As of December 31, 2024, the Company remeasured the fair value of tangible and intangible assets in connection with the impairment assessment for its Display business, which operates under the MSS business line. For the year ended December 31, 2023, the Company did not have any assets or liabilities measured at fair value on a non-recurring basis.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 14. Impairment and Other Charges" for more information.

3. Accounts Receivable

Accounts receivable as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31,	
	2024	2023
Accounts receivable	$28,818	$33,024
Notes receivable	77	43
Less:		
Allowance for credit losses	(68)	(78)
Sales return reserves	(425)	(348)
Accounts receivable, net	$28,402	$32,641

Changes in allowance for credit losses for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$(78)	$ (79)
Provision	(4)	—
Write off	4	—
Translation adjustments	10	1
Ending balance	$(68)	$ (78)

Changes in sales return reserves for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$ (348)	$ (183)
Provision	(142)	(162)
Usage	—	—
Translation adjustments	65	(3)
Ending balance	$ (425)	$ (348)

Commencing in March 2012, the Company has been a party to an agreement to sell selected trade accounts receivable to a financial institution from time to time. After a sale, the Company does not retain any interest in the receivables and the applicable financial institution collects these accounts receivable directly from the customer. There were no sale of accounts receivable for the years ended December 31, 2024 and 2023. Net proceeds of this accounts receivable sale program are recognized in the consolidated statements of cash flows as part of operating cash flows.

The Company uses receivable discount program with a certain customer. This discount arrangement allows the Company to accelerate collection of customers' receivables.

4. Inventories

Inventories as of December 31, 2024 and 2023 consist of the following (in thousands):

	December 31,	
	2024	2023
Finished goods	$ 7,802	$ 8,432
Semi-finished goods and work-in-process	26,797	29,339
Raw materials	3,607	5,543
Materials in-transit	61	18
Less: inventory reserve	(7,732)	(10,599)
Inventories, net	$ 30,535	$ 32,733

Changes in inventory reserve for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$(10,599)	$(14,677)
Change in reserve		
Inventory reserve charged to costs of sales	(6,979)	(9,360)
Sale of previously reserved inventory	7,610	5,528
	631	(3,832)
Write off	1,222	7,552
Translation adjustments	1,014	358
Ending balance	$ (7,732)	$(10,599)

Inventory reserve represents the Company's best estimate in value lost due to excessive inventory level, physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. Inventory reserve relates to inventory items including finished goods, semi-finished goods, work-in-process and raw materials. Write off of this reserve is recognized only when the related inventory has been disposed or scrapped.

5. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2024 and 2023 are comprised of the following (in thousands):

	December 31,	
	2024	2023
Buildings and related structures	$ 21,873	$ 24,532
Machinery and equipment	126,971	139,710
Finance lease right-of-use assets	606	902
Others	33,274	35,471
	182,724	200,615
Less: accumulated depreciation	(115,236)	(115,889)
Land	11,237	12,811
Construction in progress	2,738	2,585
Property, plant and equipment, net	$ 81,463	$ 100,122

Aggregate depreciation expenses totaled $15,639 thousand and $16,068 thousand for the years ended December 31, 2024 and 2023, respectively.

Pledge Agreement

On March 26, 2024, Magnachip Semiconductor, Ltd., a Korean limited liability company ("MSK") and indirect wholly owned subsidiary of the Company, executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). In connection with the Loan Agreement, on March 26, 2024, MSK entered into a Kun-Pledge (Mortgage) Agreement (the "Pledge Agreement") with KDB pursuant to which MSK pledged its real property and buildings located in Gumi, Korea in favor of KDB.

On December 16, 2024, MSK executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Equipment Financing Credit Agreement") with KDB. In connection with the Equipment Financing Credit Agreement, on December 16, 2024, MSK also entered into a Kun-Pledge Agreement (the "Equipment Pledge Agreement") with KDB with respect to the pledge by MSK in favor of KDB of certain machinery and equipment currently owned by MSK, which are located in its fabrication facility located in Gumi, Korea.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 10. Long-Term Borrowing" for more information.

Impairment of Long-Lived Assets

During the fourth quarter of 2024, the Company recorded in its consolidated statement of operations $3,509 thousand of impairment loss associated with its Display business, which operates under MSS business line and was triggered by a decline in expected future cash flows due to changes in market conditions and business outlook.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 14. Impairment and Other Charges" for more information.

6. Intangible Assets

Intangible assets as of December 31, 2024 and 2023 are comprised of the following (in thousands):

	December 31, 2024		
	Gross amount	Accumulated amortization	Net amount
Intellectual property assets	$7,599	$(7,092)	$507
Intangible assets	$7,599	$(7,092)	$507

	December 31, 2023		
	Gross amount	Accumulated amortization	Net amount
Intellectual property assets	$9,150	$(7,613)	$1,537
Intangible assets	$9,150	$(7,613)	$1,537

Aggregate amortization expense for intangible assets totaled $522 thousand and $616 thousand for the years ended December 31, 2024 and 2023, respectively.

The aggregate amortization expense of intangible assets for the next five years are estimated to be $219 thousand, $140 thousand, $78 thousand, $47 thousand and $23 thousand for the years ended December 31, 2025, 2026, 2027, 2028 and 2029, respectively.

Impairment of Long-Lived Assets

During the fourth quarter of 2024, the Company recorded in its consolidated statement of operations $666 thousand of impairment loss associated with its Display business, which operates under MSS business line and was triggered by a decline in expected future cash flows due to changes in market conditions and business outlook.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 14. Impairment and Other Charges" for more information.

7. Leases

The Company has operating and finance leases for buildings and other assets such as vehicles and office equipment. The Company's leases have remaining lease terms ranging from 1 year to 5 years.

The tables below present financial information related to the Company's leases.

Supplemental balance sheets information related to leases as of December 31, 2024 and 2023 are as follows (in thousands):

		December 31,	
Leases	Classification	2024	2023
Assets			
Operating lease	Operating lease right-of-use assets	$3,107	$4,639
Finance lease	Property, plant and equipment, net	390	511
Total lease assets		$3,497	$5,150
Liabilities			
Current			
Operating	Operating lease liabilities	$1,393	$1,914
Finance	Other current liabilities	153	146
Non-current			
Operating	Non-current operating lease liabilities	1,823	2,897
Finance	Other non-current liabilities	294	432
Total lease liabilities		$3,663	$5,389

The following table presents the weighted average remaining lease term and discount rate:

	December 31,	
	2024	2023
Weighted average remaining lease term		
Operating leases	2.5 years	2.8 years
Finance leases	2.9 years	3.7 years
Weighted average discount rate		
Operating leases	6.8%	6.6%
Finance leases	7.1%	7.4%

The components of lease cost included in the Company's consolidated statements of operations, are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Operating lease cost	$2,177	$2,071
Finance lease cost		
Amortization of right-of-use assets	138	147
Interest on lease liabilities	35	31
Total lease cost	$2,350	$2,249

The above table does not include an immaterial cost of short-term leases for the years ended December 31, 2024 and 2023.

Other lease information is as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$2,222	$2,118
Operating cash flows from finance leases	35	31
Financing cash flows from finance leases	140	91

Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $967 thousand and $1,909 thousand for the years ended December 31, 2024 and 2023, respectively.

The aggregate future lease payments for operating and finance leases as of December 31, 2024 are as follows (in thousands):

	Operating Leases	Finance Leases
2025	$1,564	$179
2026	1,117	166
2027	711	132
2028	106	18
2029	27	—
Total future lease payments	3,525	495
Less: Imputed interest	(308)	(48)
Present value of future payments	$3,217	$447

8. Accrued Expenses

Accrued expenses as of December 31, 2024 and 2023 are comprised of the following (in thousands):

	December 31,	
	2024	2023
Payroll, benefits and related taxes, excluding severance benefits	$5,518	$ 5,947
Withholding tax attributable to intercompany interest income	1,419	1,671
Outside service fees	1,221	1,953
Others	490	886
Accrued expenses	$8,648	$10,457

9. Derivative Financial Instruments

The Company’s Korean subsidiary, Magnachip Semiconductor, Ltd., from time to time has entered into zero cost collar contracts to hedge the risk of changes in the functional-currency-equivalent cash flows attributable to currency rate changes on U.S. dollar denominated revenues.

Details of derivative contracts as of December 31, 2024 are as follows (in thousands):

Date of transaction	Type of derivative	Total notional amount	Month of settlement
April 05, 2024	Zero cost collar	$ 9,000	January 2025 to March 2025
July 09, 2024	Zero cost collar	$18,000	April 2025 to September 2025
October 17, 2024	Zero cost collar	$ 9,000	October 2025 to December 2025

Details of derivative contracts as of December 31, 2023 are as follows (in thousands):

Date of transaction	Type of derivative	Total notional amount	Month of settlement
April 03, 2023	Zero cost collar	$18,000	January 2024 to June 2024
August 09, 2023	Zero cost collar	$27,000	January 2024 to September 2024

The zero cost collar contracts qualify as cash flow hedges under ASC 815, “Derivatives and Hedging,” since at both the inception of the contracts and on an ongoing basis, the hedging relationship was and is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the contracts.

The fair values of the Company’s outstanding zero cost collar contracts recorded as liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

		December 31,	
Derivatives designated as hedging instruments:		2024	2023
Asset Derivatives:			
Zero cost collars	Other current assets	$ —	$152
Liability Derivatives:			
Zero cost collars	Other current liabilities	$1,956	$ 1

Offsetting of derivative liabilities as of December 31, 2024 are as follows (in thousands):

				Gross amounts not offset in the balance sheets		
As of December 31, 2024	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheets	Net amounts of liabilities presented in the balance sheets	Financial instruments	Cash collateral pledged	Net amount
Liability Derivatives:						
Zero cost collars	$1,956	$—	$1,956	$—	$(1,080)	$876

Offsetting of derivative assets and liabilities as of December 31, 2023 are as follows (in thousands):

				Gross amounts not offset in the balance sheets		
As of December 31, 2023	Gross amounts of recognized assets/liabilities	Gross amounts offset in the balance sheets	Net amounts of assets/liabilities presented in the balance sheets	Financial instruments	Cash collateral pledged	Net amount
Asset Derivatives:						
Zero cost collars	$152	$—	$152	$—	$—	$152
Liability Derivatives:						
Zero cost collars	$ 1	$—	$ 1	$—	$—	$ 1

For derivative instruments that are designated and qualify as cash flow hedges, gains or losses on the derivative aside from components excluded from the assessment of effectiveness are reported as a component of accumulated other comprehensive income or loss ("AOCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative, representing hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

The following table summarizes the impact of derivative instruments on the consolidated statements of operations for the years ended December 31, 2024 and 2023 (in thousands):

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Loss Recognized in AOCI on Derivatives		Location/Amount of Loss Reclassified from AOCI Into Statement of Operations			Location/Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives		
	2024	2023		2024	2023		2024	2023
Zero cost collars	$(2,988)	$(1,085)	Net sales	$(868)	$(3,452)	Other income, net	$77	$(299)

As of December 31, 2024, the amount expected to be reclassified from accumulated other comprehensive loss into loss within the next twelve months is $966 thousand.

The Company set aside cash deposits to the counterparty, Standard Chartered Bank Korea Limited ("SC"), as required for the zero cost collar contracts. This cash deposit is recorded as hedge collateral on the consolidated balance sheets. Cash deposits as of December 31, 2024 and 2023 are as follows (in thousands):

Counterparty	December 31, 2024	December 31, 2023
SC	$1,000	$1,000
Total	$1,000	$1,000

The Company is required to deposit additional cash collateral with Nomura Financial Investment (Korea) Co., Ltd. ("NFIK") and SC for any exposure in excess of $500 thousand. As of December 31, 2024, $1,080 thousand of additional cash collateral were required by NFIK and recorded as hedge collateral on the consolidated balance sheet. There was no such cash collateral required as of December 31, 2023.

These zero cost collar contracts may be terminated by the counterparties if the Company's total cash and cash equivalents is less than $30,000 thousand at the end of a fiscal quarter, unless a waiver is obtained.

10. Long-Term Borrowing

Term Loan

On March 26, 2024, Magnachip Semiconductor, Ltd., a Korean limited liability company ("MSK") and indirect wholly owned subsidiary of the Company, executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). In connection with the Loan Agreement, on March 26, 2024, MSK entered into a Kun-Pledge (Mortgage) Agreement (the "Pledge Agreement") with KDB pursuant to which MSK pledged its real property and buildings located in Gumi, Korea ("Fab 3 properties") in favor of KDB.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

The Loan Agreement provides for a working capital term loan (the “Term Loan”) of KRW 40,000,000,000 (approximately $29,835 thousand based on the KRW/USD exchange rate of 1,340.7:1 as of March 26, 2024 as quoted by KEB Hana Bank), which was funded in full to MSK on March 26, 2024.

The Term Loan bears interest at a variable rate equal to the 3-month CD rate quoted by KDB, plus 1.21%, which rate is adjusted quarterly. The initial interest rate on the Term Loan was 4.86% per annum. The Term Loan requires monthly interest-only payments and matures on March 26, 2027, at which time the full principal balance will be due and payable. All obligations of MSK under the Loan Agreement and the Term Loan are secured by the Fab 3 properties pursuant to the Pledge Agreement.

As of December 31, 2024, approximately $27,211 thousand aggregate principal amount of the Term Loan was outstanding.

CAPEX Loans

On December 16, 2024, MSK executed a Standard Credit Agreement (together with its General Terms and Conditions, the “Equipment Financing Credit Agreement”) with KDB. In connection with the Equipment Financing Credit Agreement, on December 16, 2024, MSK also entered into a Kun-Pledge Agreement (the “Equipment Pledge Agreement”) with KDB with respect to the pledge by MSK in favor of KDB of certain machinery and equipment currently owned by MSK, which are located in its fabrication facility located in Gumi, Korea (“Fab 3 machinery and equipment”).

The Equipment Financing Credit Agreement provides for loans for MSK’s capital expenditures (the “CAPEX Loans”) up to an aggregate of KRW 38,000,000,000 ($26,523 thousand based on the KRW/USD exchange rate of 1,432.7:1 as of December 16, 2024 as quoted by KEB Hana Bank), which will be funded directly to capital expenditure supply vendors by KDB upon the submission of a request form by MSK with the necessary evidence such as purchase agreement, invoice and other documentation, as applicable.

The CAPEX Loans will bear interest at a variable rate equal to the 3-month CD rate quoted by KDB, plus 0.68%, which rate is adjusted quarterly. The initial interest rate on CAPEX Loans was 3.97% per annum. CAPEX Loans mature in 10 years from the initial loan disbursement date (the “Maturity Date”), with an initial 2-year (measured from the first loan disbursement date) interest-only payment period during which only interest is paid monthly, followed by 8 years of amortizing payments where the principal is repaid in equal installments every 3 months and interest is paid monthly. The Equipment Financing Credit Agreement contains customary representations of MSK in connection with the execution of the agreement and with each borrowing of CAPEX Loans and customary terms and conditions for a secured equipment financing loan of this type in Korea. All obligations of MSK under the Equipment Financing Credit Agreement and CAPEX Loans are secured by certain Fab 3 machinery and equipment pursuant to the Equipment Pledge Agreement.

As of December 31, 2024, there was no CAPEX loan outstanding under the Equipment Financing Credit Agreement.

11. Accrued Severance Benefits

The majority of accrued severance benefits are for employees in the Company’s Korean subsidiaries. Pursuant to Employee Retirement Benefit Security Act of Korea, eligible employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2024, 95% of all employees of the Company were eligible for severance benefits.

Changes in accrued severance benefits are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$ 45,932	$ 48,496
Provisions	8,020	5,333
Severance payments	(2,407)	(6,982)
Translation adjustments	(5,951)	(915)
	45,594	45,932
Less: Cumulative contributions to severance insurance deposit accounts	(28,476)	(29,882)
The National Pension Fund	(24)	(30)
Accrued severance benefits, net	$ 17,094	$ 16,020

The severance benefits funded through the Company's National Pension Fund have been and will be used exclusively for payment of severance benefits to eligible employees. These amounts have been deducted from the accrued severance benefit balance.

Beginning in July 2018, the Company contributes to certain severance insurance deposit accounts a certain percentage of severance benefits that are accrued for eligible employees for their services from January 1, 2018 pursuant to Employee Retirement Benefit Security Act of Korea. These accounts consist of time deposits and other guaranteed principal and interest, and are maintained at insurance companies, banks or security companies for the benefit of employees. The Company deducts the contributions made to these severance insurance deposit accounts from its accrued severance benefits.

The Company is liable to pay the following future benefits to its non-executive employees upon their normal retirement age (in thousands):

	Severance Benefit
2025	$ 284
2026	$ 312
2027	$ 520
2028	$ 361
2029	$ 2,980
2030 – 2034	$19,680

The above amounts were determined based on the non-executive employees' current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to non-executive employees that will cease working with the Company before their normal retirement ages.

Korea's mandatory retirement age is 60 years of age or older under the Employment Promotion for the Aged Act. The Company sets the retirement age of employees at 60.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

12. Stock Repurchases

Expanded Stock Repurchase Program

On August 31, 2022, the Board of Directors authorized an expansion of the Company's previously announced stock repurchase program from $75 million to $87.5 million of its common stock. The Company has already repurchased shares worth $37.5 million under the program through an accelerated stock repurchase agreement on December 21, 2021 with JPMorgan Chase Bank, National Association. The remaining $50 million of the expanded $87.5 million program was planned to be repurchased in the open market or through privately negotiated transactions.

From September 2022 to December 2022, the Company repurchased 1,235,650 shares of its common stock in the open market for an aggregate purchase price of $12.5 million and a weighted average price per share of $10.13 under the stock repurchase program.

During the first half of 2023, the Company repurchased 3,705,443 shares of its common stock in the open market for an aggregate purchase price of $37.4 million and a weighted average price per share of $10.10 under the expanded stock repurchase program. As of the end of June 2023, the Company had completed the repurchase of its common stock under its expanded stock repurchase program.

New Stock Repurchase Program

On July 19, 2023, the Board of Directors authorized a new $50 million stock buyback program. Purchases have been and will be made in the open market or in privately negotiated transactions, depending upon market conditions and other factors.

From August 2023 to December 2023, the Company repurchased 1,730,173 shares of its common stock in the open market for an aggregate purchase price of $13.6 million and a weighted average price per share of $7.84 under the new stock repurchase program.

From January 2024 to December 2024, the Company repurchased 2,349,811 shares of its common stock in the open market for an aggregate purchase price of $11.8 million and a weighted average price per share of $5.04 under the new stock repurchase program.

From January 2025 to February 2025, the Company repurchased 31,254 shares of its common stock in the open market for an aggregate purchase price of $0.1 million and a weighted average price per share of $3.95 under the new stock repurchase program.

13. Equity Incentive Plans

The Company adopted its 2009 Common Unit Plan, or the 2009 Plan, effective December 8, 2009, which is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). The 2009 Plan terminated in connection with the Company's initial public offering in March 2011, and no additional options or other equity awards may be granted under the 2009 Plan. The Company adopted its 2011 Equity Incentive Plan, or the 2011 Plan, in March 2010. The Company amended and restated the 2011 Plan in February 2011, and the Company's stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 in connection with the Company's initial public offering in March 2011. The 2011 Plan was amended on October 23, 2017, to revise the Compensation Recovery Policy of the 2011 Plan. The 2011 Plan was amended on April 26, 2018 to amend the tax withholding provisions as they relate to directed sales of shares. At the 2020 Annual Meeting of Stockholders, the Company's stockholders approved its 2020 Equity and Incentive Compensation Plan, or the 2020 Plan, which is administered by the Compensation Committee. Following the adoption of the 2020 Plan, no further awards may be issued under the 2011 Plan. At the 2023

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Annual Meeting of Stockholders held on May 18, 2023, the Company's stockholders approved an increase of an additional 1,990,000 shares of the Company's common stock available for issuance under the 2020 Plan.

Awards may be granted under the 2020 Plan to the Company's employees, officers, directors, or certain consultants or those of any subsidiary of the Company. While the Company may grant incentive stock options only to employees, the Company may grant non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, dividend equivalents and cash-based awards or other stock-based awards to any eligible participant, subject to terms and conditions determined by the Compensation Committee. The term of any options granted under the 2020 Plan shall not exceed ten years from the date of grant. As of December 31, 2024 an aggregate maximum of 13,342,919 shares were authorized and 1,107,013 shares were reserved for all future grants.

Stock options and stock appreciation rights must have exercise prices at least equal to the fair market value of the stock at the time of their grant pursuant to the 2011 Plan and 2020 Plan. Stock options typically vest over one to three years following grant, subject to the participant's continued service through the applicable vesting dates. As of December 31, 2024, no stock options or stock appreciation rights had been granted under 2020 Plan.

Restricted stock units granted under the 2011 Plan and 2020 Plan represent a right to receive shares of the Company's common stock when the restricted stock unit vests. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares pursuant to a restricted stock unit, the consideration for which shall be services actually rendered to a participating company or for its benefit. Stock issued pursuant to any restricted stock unit may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Compensation Committee and set forth in the award agreement evidencing such award. Restricted stock units typically vest over one to three years following grant, subject to the participant's continued service through the applicable vesting dates.

Restricted stock constitutes an immediate transfer of the ownership of shares of the Company's common stock to the participant in consideration of the performance of services, entitling such participant to voting, dividend and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer determined by the Compensation Committee for a period of time determined by the Compensation Committee or until certain management objectives specified by the Compensation Committee are achieved. Each grant of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of common stock on the grant date. Stock issued pursuant to any restricted stock award may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Compensation Committee and set forth in the award agreement evidencing such award. A grant of restricted stock may require that any and all dividends and distributions paid on restricted stock that remains subject to a substantial risk of forfeiture be automatically deferred and/or reinvested in additional restricted stock, which will be subject to the same restrictions as the underlying restricted stock, but any such dividends or other distributions on restricted stock must be deferred until, and paid contingent upon, the vesting of such restricted stock.

The following summarizes restricted stock unit activities for the year ended December 31, 2024.

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value of Restricted Stock Units
Outstanding at January 1, 2024	1,006,367	$11.85
Granted	1,635,014	5.01
Vested	(527,113)	8.73
Forfeited	(160,526)	11.38
Outstanding at December 31, 2024	1,953,742	$ 7.01

Total compensation expenses recorded for the restricted stock units were $6,214 thousand and $7,223 thousand for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, there was $5,425 thousand of total unrecognized compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted average future period of 1.4 year. Total fair value of restricted stock units vested were $4,603 thousand and $6,634 thousand for the years ended December 31, 2024 and 2023, respectively.

The following summarizes stock option activities for the year ended December 31, 2024. At the date of grant, all options had an exercise price not less than the fair value of common stock (aggregate intrinsic value in thousands):

	Number of Options	Weighted Average Exercise Price of Stock Options	Aggregate Intrinsic Value of Stock Options	Weighted Average Remaining Contractual Life of Stock Options
Outstanding at January 1, 2024	802,858	$ 7.89	$459	2.0 years
Expired	(45,000)	$18.75	—	—
Forfeited	(29,066)	$ 8.51	—	—
Outstanding at December 31, 2024	728,792	$ 7.19	$—	1.1 years
Vested and Exercisable at December 31, 2024	728,792	$ 7.19	$—	1.1 years

There were no compensation expenses recorded for the stock options for the years ended December 31, 2024 and 2023.

14. Impairment and Other Charges

Impairment of Long-Lived Assets

The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC 360, “Property, Plant and Equipment.”

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

During the fourth quarter of 2024, the Company identified impairment indicators for certain assets within its Display business, which operates under the Mixed-Signal Solutions ("MSS") business line. The Company operates as a single reportable segment, standard products business, consisting of two business lines: MSS business line and the Power Analog Solutions ("PAS") business line. The MSS business line included Power IC and Display businesses, with the impairment assessment focused solely on the Display business.

Factors considered in the impairment analysis include: (i) a sharp decline in actual performance compared to historical results, (ii) significantly lower-than-expected future performance projections, (iii) a sustained decrease in market capitalization below net book value, and (iv) significant negative industry or economic trends. Based on these factors, the Company determined that the recoverability of the Display business asset group should be assessed.

In accordance with ASC 360-10, the Company evaluated the impairment at the asset group level, which is the lowest level for which identifiable cash flows are largely independent of other assets and liabilities. The recoverability test was performed by comparing the carrying amount of the asset group to its estimated future undiscounted pre-tax cash flows over the remaining useful life of the primary long-lived asset. As a result of this analysis, the Company concluded that the carrying value of the Display business asset group was not fully recoverable and determined its fair value using the discounted cash flow (DCF) method, which led to the recognition of an impairment charge of $4,637 thousand. This charge has been included in impairment and other charges in the consolidated statements of operations for the year ended December 31, 2024.

Other Charges

For the year ended December 31, 2024, the Company recorded a one-time cumulative financial impact of $2,017 thousand in its consolidated statement of operations in connection with certain employee benefits.

For the year ended December 31, 2023, the Company recorded in its consolidated statement of operations $802 thousand of one-time employee incentives, which were paid during the third quarter of 2023.

15. Early Termination Charges

For the year ended December 31, 2023, the Company recorded in its consolidated statement of operations $8,449 thousand of termination related charges as "early termination charges" in connection with the Program, which was available for the employees with more than 20 years of service.

16. Foreign Currency Gain (Loss), Net

Net foreign currency gain or loss includes non-cash translation gain or loss associated with intercompany balances. A substantial portion of the Company's net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany long-term loans to MSK, one of the Company's Korean subsidiaries. The loans are denominated in U.S. dollars and are affected by changes in the exchange rate between the Korean won and the U.S. dollar. As of December 31, 2024 and 2023, the outstanding intercompany loan balances including accrued interest between MSK and the Dutch subsidiary were $257,670 thousand and $285,136 thousand, respectively. The Korean won to U.S. dollar exchange rates were 1,470.0:1 and 1,289.4:1 using the first base rate as of December 31, 2024 and 2023, respectively, as quoted by the KEB Hana Bank.

17. Income Taxes

The Company's income tax expense (benefit) is composed of domestic and foreign income taxes depending on the relevant tax jurisdictions. Domestic income (loss) before income tax expense (benefit) is generated or incurred in the United States, where the parent company resides.

The components of income tax expense (benefit) are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Income (loss) before income tax expense (benefit)		
Domestic	$(10,955)	$ 2,691
Foreign	(51,688)	(50,250)
	(62,643)	(47,559)
Current income tax expense (benefit)		
Domestic	0	13
Foreign	191	3,020
Uncertain tax position liability (foreign)	(3)	(41)
	188	2,992
Deferred income tax benefit		
Domestic	(1,482)	(1,053)
Foreign	(7,041)	(12,876)
	(8,523)	(13,929)
Total income tax benefit	$ (8,335)	$(10,937)

The provision for domestic and foreign income taxes (benefit) incurred is different from the amount calculated by applying the statutory tax rate to the income (loss) before income tax expense (benefit). The significant items causing this difference are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Provision computed at statutory rates	$(13,155)	$ (9,988)
Change in statutory tax rates	(2,329)	269
Difference in foreign tax rates	8,522	1,401
Permanent differences		
Derivative assets/liabilities adjustment	(6)	(17)
TPECs, hybrid and other interest	1,262	(2,003)
Equity-based compensation	(61)	(388)
Permanent foreign currency loss	(1,113)	(910)
Penalty	77	78
Subpart F income	624	—
Intercompany debt restructuring	3,125	—
Disallowed tax attributes	(4,147)	—
Other permanent differences	372	25
Withholding tax	(172)	1,594
Change in valuation allowance	(37)	(429)
Tax credits claimed	(1,803)	(636)
Uncertain tax positions liability	(3)	(41)
Change in net operating loss carry-forwards	210	17
Foreign local taxes	42	45
Others	257	46
Income tax benefit	$ (8,335)	$(10,937)

For the year ended December 31, 2024, the permanent tax benefit of $4,147 thousand was related to disallowed tax attributes associated with assets of MSS business line which were transferred as an in-kind contribution between two Korean subsidiaries in January, 2024. The permanent tax expense of $3,125 thousand related to intercompany debt restructuring recorded for the year ended December 31, 2024 was derived from the waiver and release of unpaid interests of the intercompany loans granted to one of the Company's Korean subsidiaries by the Dutch subsidiary. In connection with the waiver of unpaid interests, the related withholding tax was reversed, resulting in the recognition of income tax benefit of $172 thousand.

For the year ended December 31, 2023, the withholding tax expense of $1,594 thousand and the permanent tax benefit of $2,003 thousand recorded were related to the intercompany loans granted to the Korean subsidiary by the Dutch subsidiary. The permanent tax benefit of $910 thousand related to foreign currency gain was mainly derived from the unrealized foreign translation gain associated with the intercompany loan granted to the Luxembourg subsidiary by the U.S. parent company. The Company did not have a permanent difference related to Global intangible low-taxed income ("GILTI") in the U.S., mainly due to the Korean subsidiary's current year loss.

A summary of the composition of net deferred income tax assets (liabilities) as of December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Deferred tax assets		
Inventory reserves	$ 1,090	$ 2,519
Accrued expenses	1,202	1,593
Property, plant and equipment	2,593	2,679
Accumulated severance benefits	8,024	9,927
Operating lease right-of-use liabilities	740	997
Foreign currency translation loss	24,271	19,049
NOL carry-forwards	96,358	96,361
Tax credit carry-forwards	15,149	14,372
Other long-term payable	2,205	2,242
Interest expense deduction limitation	3,150	3,610
Derivative liabilities	434	—
Others	8,905	1,191
Total deferred tax assets	164,121	154,540
Less: Valuation allowance	(81,653)	(87,201)
	82,468	67,339
Deferred tax liabilities		
Prepaid expense	1,741	1,787
Severance benefit deposits	5,274	6,456
Operating lease right-of-use assets	715	960
Foreign currency translation gain	13,090	6,411
Others	8,870	892
Total deferred tax liabilities	29,690	16,506
Net deferred tax assets	$ 52,778	$ 50,833

The Company has not recognized a deferred tax liability related to outside basis differences inherent in its foreign subsidiaries because the investments in those foreign subsidiaries within the group are essentially permanent in duration or earnings in foreign subsidiaries are intended to be indefinitely reinvested. It is not practicable to estimate the amount of deferred income taxes not recorded that are associated with those outside basis differences. If circumstances change and it becomes apparent that the undistributed earnings from foreign subsidiaries will be remitted or the parent entity will dispose of its interest in the subsidiaries in the foreseeable future, and related income taxes have not been recognized by the parent entity, the parent entity will accrue as an expense of the current period income taxes attributable to that remittance or disposition.

Changes in valuation allowance for deferred tax assets for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$87,201	$84,563
Reductions	(38)	(428)
Translation adjustments	(5,510)	3,066
Ending balance	$81,653	$87,201

As of December 31, 2024 and 2023, respectively, the Company recorded a valuation allowance of $81,653 thousand and $87,201 thousand on its deferred tax assets related to temporary differences, net operating loss carry-forwards and tax credits of domestic and foreign subsidiaries.

The Company has recorded a full valuation allowance against one of Korean subsidiaries and certain foreign subsidiaries' deferred tax assets pertaining to its related tax loss carry-forwards that are not anticipated to generate a tax benefit. The valuation allowances at December 31, 2024 and 2023 were primarily attributable to its Luxembourg subsidiary.

The net operating loss carry-forwards balance as of December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,	
	2024	2023
NOL carry-forwards	$418,102	$403,989

As of December 31, 2024, the Company had $418,102 thousand of net operating loss carry-forwards available to offset future taxable income, of which $265,295 thousand is associated with the Company's Luxembourg subsidiary, mainly attributable to certain expenses incurred in connection with its shareholding in the Company's Dutch subsidiary. Of the $265,295 thousand net operating loss carry-forwards, $257,036 thousand is carried forward indefinitely and the remaining $8,259 thousand expires from 2034 through 2041. The net operating loss carry-forwards retained by the Company's U.S. parent amounts to $53,440 thousand, $3,063 thousand is carried forward indefinitely and the remaining $50,377 thousand expires at various dates through 2037. The total net operating loss carry-forwards retained by the Company's Korean subsidiaries amounts to $99,367 thousand, in which $58,837 thousand expires in 2038, and the remaining $40,530 thousand expires in 2039.

The Company utilized net operating loss of $402 and $1,886 thousand for the years ended December 31, 2024 and 2023, respectively. The Company also has Dutch tax credit carry-forwards of approximately $13,010 thousand as of December 31, 2024. The Dutch tax credits are carried forward to be used for an indefinite period of time.

Uncertainty in Income Taxes

The Company and its subsidiaries file income tax returns in Korea, Japan, Taiwan, and the U.S. and in various other jurisdictions. The Company is subject to income- or non-income tax examinations by tax authorities of these jurisdictions for all open tax years.

As of December 31, 2024 and 2023, the Company recorded $253 thousand and $274 thousand of unrecognized tax benefits, respectively.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of each period is as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Unrecognized tax benefits, balance at the beginning	$274	$316
Additions based on tax positions related to the current year	51	25
Lapse of statute of limitations	(54)	(66)
Translation adjustments	(18)	(1)
Unrecognized tax benefits, balance at the ending	$253	$274

No interest and penalties related to unrecognized tax benefits were recognized as of December 31, 2024 and 2023.

The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviations from this estimate over the next 12 months.

18. Geographic and Other Information

The Company operates within a single operating segment, standard products business, and also separately reports Transitional Fab 3 Foundry Services revenue and cost of sales.

The Chief Executive Officer, as the chief operating decision maker ("CODM"), organizes the Company and measures performance of two business lines of MSS and PAS in the standard products business at the level of revenue and gross profit margin by comparing actual results against previously forecasted targets.

The Company's CODM does not evaluate the performance of each business line using any information, such as asset or liability, other than revenue and gross profit margin.

In previous reporting periods, the Company categorized revenues from two business lines in its standard products business: the Display Solutions business line and the Power Solutions business line. As part of the Reorganization, the Company regrouped its standard products business into the Mixed-Signal Solutions business line and the Power Analog Solutions business line. Accordingly, effective as of the first quarter of fiscal 2024, the Company categorizes its standard product business revenue by those two regrouped business lines. See "Note 1. Business, Basis of Presentation and Significant Accounting Policies—Business" for additional information regarding the Reorganization.

Revenues for the year ended December 31, 2023 from its previous product categories have been reclassified in order to conform to the current period presentation as follows (in thousands):

		MSS	PAS	Total
Display Solutions	$ 32,134	$32,134	$ —	$ 32,134
Power Solutions	163,556	12,232	151,324	163,556
	$195,690	$ 44,366	$151,324	$195,690

The following sets forth information relating to the operating segment, standard products business, as well as the Transitional Fab 3 Foundry Services (in thousands). For financial information below gross profit, including operating income and expenses as well as other income and expenses, please refer to the Company's consolidated statement of operations.

	Year Ended December 31,	
	2024	2023
Revenues		
Standard products business		
Mixed-Signal Solutions	$ 54,336	$ 44,366
Power Analog Solutions	166,804	151,324
Total standard products business	221,140	195,690
Transitional Fab 3 foundry services	10,597	34,361
Total revenues	$231,737	$230,051

	Year Ended December 31,	
	2024	2023
Cost of Sales		
Standard products business		
Mixed-Signal Solutions	$ 32,706	$ 29,397
Power Analog Solutions	135,302	114,365
Total standard products business	168,008	143,762
Transitional Fab 3 foundry services	11,814	34,649
Total cost of sales	$179,822	$178,411

	Year Ended December 31,	
	2024	2023
Gross Profit		
Standard products business		
Mixed-Signal Solutions	$21,630	$14,969
Power Analog Solutions	31,502	36,959
Total standard products business	53,132	51,928
Transitional Fab 3 foundry services	(1,217)	(288)
Total gross profit	$51,915	$51,640

The following is a summary of net sales—standard products business (which does not include the Transitional Fab 3 Foundry Services) by geographic region, based on the location to which the products are billed (in thousands):

	Year Ended December 31,	
	2024	2023
Korea	$ 85,991	$ 66,817
Asia Pacific (other than Korea)	127,967	119,244
United States	2,120	2,830
Europe	5,062	6,799
Total	$221,140	$195,690

For the years ended December 31, 2024 and 2023, of the Company's net sales—standard products business in Asia Pacific (other than Korea), net sales—standard products business in Greater China (China and Hong Kong) represented 74.8% and 67.0%, respectively, and net sales—standard products business in Japan represented 10.1% and 11.5%, respectively.

Net sales from the Company's top ten largest customers in the standard products business (which does not include the Transitional Fab 3 Foundry Services) accounted for 74% and 69% for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, the Company had two customers that represented 21.4% and 14.7% of its net sales—standard products business, and for the year ended December 31, 2023, the Company had two customers that represented 16.7% and 13.4% of its net sales—standard products business.

As of December 31, 2024, one customer of the Company's standard products business accounted for 34.8% of its accounts receivable – standard products business (which does not include the Transitional Fab 3 Foundry Services). As of December 31, 2023, three customers of the Company's standard products business accounted for 34.9%, 14.4% and 13.9% of its accounts receivable – standard products business (which does not include the Transitional Fab 3 Foundry Services), respectively.

97% of the Company's property, plant and equipment are located in Korea as of December 31, 2024.

19. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31, 2024 and 2023, respectively (in thousands):

	Year Ended December 31,	
	2024	2023
Foreign currency translation adjustments	$(20,927)	$(15,348)
Derivative adjustments	(966)	691
Total	$(21,893)	$(14,657)

Changes in accumulated other comprehensive loss for the years ended December 31, 2024 and 2023 are as follows (in thousands):

Year Ended December 31, 2024	Foreign currency translation adjustments	Derivative adjustments	Total
Beginning balance	$(15,348)	$ 691	$(14,657)
Other comprehensive loss before reclassifications	(5,579)	(2,525)	(8,104)
Amounts reclassified from accumulated other comprehensive loss	—	868	868
Net current-period other comprehensive loss	(5,579)	(1,657)	(7,236)
Ending balance	$(20,927)	$ (966)	$(21,893)

Year Ended December 31, 2023	Foreign currency translation adjustments	Derivative adjustments	Total
Beginning balance	$(11,328)	$(1,225)	$(12,553)
Other comprehensive loss before reclassifications	(4,020)	(1,536)	(5,556)
Amounts reclassified from accumulated other comprehensive loss	—	3,452	3,452
Net current-period other comprehensive income (loss)	(4,020)	1,916	(2,104)
Ending balance	$(15,348)	$ 691	$(14,657)

There was an income tax benefit of $463 thousand related to changes in accumulated other comprehensive loss for the year ended December 31, 2024. There was an income tax expense of $452 thousand related to changes in accumulated other comprehensive loss for the year ended December 31, 2023.

20. Loss Per Share

The following table illustrates the computation of basic and diluted loss per common share for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
	(In thousands of U.S. dollars, except share data)	
Basic loss per share		
Net loss	$ (54,308)	$ (36,622)
Basic weighted average common stock outstanding	37,774,280	41,013,069
Basic loss per common share	$ (1.44)	$ (0.89)
Diluted loss per share		
Net loss	$ (54,308)	$ (36,622)
Basic weighted average common stock outstanding	37,774,280	41,013,069
Net effect of dilutive equity awards	—	—
Diluted weighted average common stock outstanding	37,774,280	41,013,069
Diluted loss per common share	$ (1.44)	$ (0.89)

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Diluted earnings (loss) per share adjusts basic earnings (loss) per share for the potentially dilutive impact of stock options and restricted stock units. As the Company has reported loss for the years ended December 31, 2024 and 2023, all potentially dilutive securities are antidilutive and accordingly not considered, therefore basic net loss per share equals diluted net loss per share.

The following outstanding instruments were excluded from the computation of diluted loss per share, as they have an anti-dilutive effect on the calculation:

	Year Ended December 31,	
	2024	2023
Options	728,792	802,858
Restricted Stock Units	1,953,742	1,006,367

21. Subsequent Events

Derivative contracts

In February 2025, the Company and NFIK entered into derivative contracts of zero cost collars for the period from January 2026 to March 2026. The total notional amounts are $9,000 thousand.

Transition to Pure-Play Power Company

On March 7, 2025, the Company's Board of Directors authorized a new strategy to transition into a pure-play Power company, focusing its investments on the Power discrete and Power IC businesses to enhance profitability and maximize shareholder value. As part of this strategy, the Company has initiated a strategic process for its Display business. The goal is to complete this process by the end of the second quarter of 2025, the Display business is expected to be classified as discontinued operations in accordance with U.S. GAAP. Accordingly, beginning with the Company's Q1 2025 financial statements, the Display business will be reported separately from continuing operations, which will consist of Power discrete and Power IC business lines.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("Principal Executive Officer") and Chief Financial Officer ("Principal Financial Officer"), as appropriate, to allow for timely decisions regarding required disclosure.

Management of the Company, with the participation of our Principal Executive Officer and our Principal Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on this evaluation, our Principal Executive Officer and our

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Principal Executive Officer and our Principal Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the criteria set forth in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, none of our directors or officers, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our executive officers is included in "Item 1. Business—Executive Officers of the Company." The other information required by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Insider Trading Policy

We have adopted an insider trading policy ("Securities Trading Policy") governing the purchase, sale and/or other dispositions of the Company's securities by the Company's directors, officers and employees, among other covered persons. The Company believes this policy is reasonably designed to promote and enforce compliance by such covered persons with applicable insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

   The information required by this item is included in Item 8 of Part II of this Report.

2. Financial Statement Schedules

Financial Statement Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

3. Exhibits

Exhibit No.	Exhibit Description
2.1	Business Transfer Agreement, dated as of March 31, 2020 among by and among Magnus Semiconductor, LLC, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2020).
3.1	Certificate of Conversion of MagnaChip Semiconductor LLC (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 11, 2011).
3.2	Certificate of Incorporation of MagnaChip Semiconductor Corporation (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on March 11, 2011).
3.3	Certificate of Amendment to the Certificate of Incorporation of Magnachip Semiconductor Corporation (incorporated by reference to Exhibit 3.1 to our Current report on Form 8-K filed on December 30, 2020).
3.4	Amended and Restated Bylaws of MagnaChip Semiconductor Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on May 6, 2016).
3.5	Form of Plan of Conversion of MagnaChip Semiconductor LLC (incorporated by reference to Exhibit 3.6 to our Amendment No. 2 to Registration Statement on Form S-1 filed on May 11, 2010 (Registration No. 333-165467)).
3.6	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MagnaChip Semiconductor Corporation, as filed with the Secretary of the State of Delaware on March 6, 2015 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 6, 2015).
3.7	Certificate of Designation of Series A-1, Junior Participating Preferred Stock of Magnachip Semiconductor Corporation, as filed with the Secretary of State of Delaware on December 13, 2021.

Exhibit No.	Exhibit Description
4.1#	Description of Securities
10.1	Intellectual Property License Agreement, dated as of October 6, 2004, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) (incorporated by reference to Exhibit 10.2 to our Amendment No. 1 to Registration Statement on Form S-1 filed on April 20, 2010 (Registration No. 333-165467)).
10.2*	MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan (as amended on April 26, 2018) (incorporated by reference to Exhibit 10.24 to our Annual Report on Form 10-K filed on February 22, 2019).
10.3*	MagnaChip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 17, 2020).
10.4*	MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.5*	MagnaChip Semiconductor Corporation Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form S-1 filed on March 15, 2010 (Registration No. 333-165467)).
10.6*	Offer Letter, dated as of April 15, 2013, by and between MagnaChip Semiconductor, Ltd. (Korea) and Young-Joon Kim (incorporated by reference to Exhibit 10.36 to our Annual Report on Form 10-K filed on February 12, 2015).
10.6-1*	Amendment of Offer Letter, dated July 27, 2015, from MagnaChip Semiconductor, Ltd. (Korea) to Young-Joon Kim (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 6, 2015).
10.6-2*	Severance Agreement, dated November 3, 2015, from MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor Corporation to Young-Joon Kim (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 6, 2015).
10.6-3*	Employment Agreement, dated as of April 26, 2018, by and between MagnaChip Semiconductor Corporation and Young-Joon Kim (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 27, 2018).
10.6-4*	Amendment to Employment Agreement by and between MagnaChip Semiconductor Corporation and Young-Joon Kim, dated as of September 3, 2018 (incorporated by reference to Exhibit 10.29-4 to our Annual Report on Form 10-K filed on February 22, 2019).
10.7*	Offer Letter, dated as of September 27, 2013, by and between MagnaChip Semiconductor, Ltd. (Korea) and Theodore Kim (incorporated by reference to Exhibit 10.37 to our Annual Report on Form 10-K filed on February 12, 2015).
10.7-1*	Severance Agreement, dated November 3, 2015, from MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor Corporation to Theodore S. Kim (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on November 6, 2015).
10.7-2*	Employment Agreement, dated as of October 22, 2018, by and between MagnaChip Semiconductor Corporation and Theodore Kim (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 26, 2018).
10.8*	Offer Letter, dated as of October 16, 2013, by and between MagnaChip Semiconductor, Ltd. (Korea) and Woung Moo Lee (incorporated by reference to Exhibit 10.36 to our Annual Report on Form 10-K filed on February 22, 2016).

Exhibit No.	Exhibit Description
10.8-1*	Severance Agreement, dated November 3, 2015, from MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor Corporation to Woung Moo Lee (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on November 6, 2015).
10.8-2*	Employment Agreement, dated as of October 22, 2018, by and between MagnaChip Semiconductor Corporation and Woung Moo Lee (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 26, 2018).
10.9*	Executive Service Agreement, dated as of June 1, 2020, by and between Chan Ho Park, MagnaChip Semiconductor Corporation and MagnaChip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q filed on August 7, 2020).
10.10*	Executive Service Agreement, effective as of February 23, 2022, by and between Shin Young Park, Magnachip Semiconductor Corporation and Magnachip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.30 to our Annual Report on Form 10-K filed on February 23, 2022).
10.11*	MagnaChip Semiconductor LLC Profit Sharing Plan as adopted on December 31, 2009 and amended on February 15, 2010 (incorporated by reference to Exhibit 10.54 to our Quarterly Report on Form 10-Q filed on August 5, 2011).
10.12*	MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (U.S. Participants) (incorporated by reference to Exhibit 10.55 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.13*	MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (Non-U.S. Participants) (incorporated by reference to Exhibit 10.56 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.14*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (U.S. Participants) (incorporated by reference to Exhibit 10.57 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.15*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (Non-U.S. Participants) (incorporated by reference to Exhibit 10.58 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.16*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Agreement (U.S. Participants) (incorporated by reference to Exhibit 10.59 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.17*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Agreement (Non-U.S. Participants) (incorporated by reference to Exhibit 10.60 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.18*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (Nonemployee Director) (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 6, 2016).
10.19*	Form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 26, 2018).
10.20*	Form of Restricted Stock Units Agreement (TSR Performance) (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 26, 2018).
10.21*	Form of Restricted Stock Units Agreement (AOP Performance) (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 26, 2018).

Exhibit No.	Exhibit Description
10.22*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement (Non-employee Directors) (incorporated by reference to Exhibit 99.2 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.23*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement (Section 16 Officers) (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.24*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement—Financial Performance (CEO) (incorporated by reference to Exhibit 99.4 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.25*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement—Financial Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 99.5 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.26*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement—TSR Performance (CEO) (incorporated by reference to Exhibit 99.6 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.27*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement—TSR Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 99.7 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.28*	Patent Cross-License Agreement, with an effective date as of June 15, 2017, by and between Infineon Technologies AG and Magnachip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.29*	First Amendment to the Patent Cross-License Agreement, with an effective date as of January 1, 2022, by and between Infineon Technologies AG and Magnachip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.30*	Form of 2020 Plan Restricted Stock Units Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.31*	Form of 2020 Plan Restricted Stock Units Agreement (CEO and other Section 16 Officers) (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.32*	Form of 2020 Plan Restricted Stock Units Agreement—Financial Performance (CEO) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.33*	Form of 2020 Plan Restricted Stock Units Agreement—Financial Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.34*	Form of 2020 Plan Restricted Stock Units Agreement—TSR Performance (CEO) (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.35*	Form of 2020 Plan Restricted Stock Units Agreement—TSR Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.36	Agreement, dated as of April 11, 2023, by and among Magnachip Semiconductor Corporation, Jackson Square Advisors LLC, GT Investments II Corp and Gilbert Nathan (incorporated by reference to Exhibit 10.1 to our Current Report on form 8-K filed on April 13, 2023).

Exhibit No.	Exhibit Description
10.37	Separation Agreement, dated as of March 22, 2024, by and among Magnachip Semiconductor Corporation, Magnachip Semiconductor, Ltd. and Chan Ho Park (incorporated by reference to our Current Report on Form 8-K filed on March 26, 2024).
10.38	Standard Credit Agreement, dated as of March 26, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation).
10.39	Kun-Pledge (Mortgage) Agreement, dated as of March 26, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation).
10.40	Separation Agreement, dated as of July 29, 2024, by and among Magnachip Semiconductor Corporation, Magnachip Semiconductor, Ltd., Magnachip Mixed-Signal, Ltd. and Woung Moo Lee (incorporated by reference to our Current Report on Form 8-K filed on July 31, 2024).
10.41	Consulting Agreement, dated as of August 1, 2024, by and between Magnachip Mixed-Signal, Ltd. and Woung Moo Lee (incorporated by reference to our Current Report on Form 8-K filed on July 31, 2024).
10.42#	Amendment to Kun-Pledge (Mortgage) Agreement, dated as of December 8, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation).
10.43#^	Amendment to Kun-Pledge (Mortgage) Agreement, dated as of December 8, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation).
10.44#	Standard Credit Agreement, dated as of December 16, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation).
16.1	Letter from Samil PricewaterhouseCoopers dated as of March 14, 2025 (incorporated by reference to our Current Report on Form 8-K filed on March 14, 2025).
19.1#	Securities Trading Policy
21.1#	Subsidiaries of the Registrant
23.1#	Consent of Samil PricewaterhouseCoopers
31.1#	Certification of Chief Executive Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002
31.2#	Certification of Chief Financial Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Chief Executive Officer required by 18 U.S.C § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer required by 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy, adopted as of November 15, 2023 (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed on March 8, 2024).
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Footnotes:

- * Management contract, compensatory plan or arrangement
- # Filed herewith
- † Furnished herewith
- ^ Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10) of Regulation S-K. The registrant hereby agrees to furnish supplementally copies of any of the omitted portions of this exhibit to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNACHIP SEMICONDUCTOR CORPORATION

By: /s/ Young-Joon Kim
Name: Young-Joon Kim
Title: Chief Executive Officer and Director
Date: March 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Date
/s/ Young-Joon Kim Young-Joon Kim, *Chief Executive Officer and Director (Principal Executive Officer)*	March 14, 2025
/s/ Shin Young Park Shin Young Park, *Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)*	March 14, 2025
/s/ Camillo Martino Camillo Martino, *Non-Executive Chairman of the Board of Directors*	March 14, 2025
/s/ Liz Chung Liz Chung, *Director*	March 14, 2025
/s/ Ilbok Lee Ilbok Lee, *Director*	March 14, 2025
/s/ Gilbert Nathan Gilbert Nathan, *Director*	March 14, 2025



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